Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-248562

TRANSACTION PROPOSED

        October 5, 2020

Dear Linx Shareholder:

There will be a special meeting (together with any adjournments or postponements thereof, the “Linx Special Meeting”) of shareholders of Linx, S.A., a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil (“Linx”), on November 17, 2020, at 2:00 p.m. (São Paulo time) held virtually through an electronic platform.

As previously announced, on August 11, 2020, Linx and STNE Participações S.A. (“STNE”), a subsidiary of StoneCo Ltd., a Cayman Islands exempted company with limited liability (“StoneCo”), that holds the software investments of the group, entered into an Association and Other Covenants Agreement (the “Original Association Agreement”), outlining certain transactions, including a corporate reorganization as described herein. As announced on September 1, 2020, the parties amended and restated the Original Association Agreement to revise certain terms therein (such amended and restated agreement the “First A&R Association Agreement”) and, as announced on October 2, 2020, the parties amended and restated the First A&R Association Agreement to revise certain terms therein (such amended and restated agreement, the “Second A&R Association Agreement,” together with the First A&R Association Agreement and the Original Association Agreement, the “Association Agreement,” and the transactions contemplated therein, the “Transaction”). Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan (the “Linx Founding Shareholders”), StoneCo, DLP Capital LLC, a Delaware limited liability company and DLPPAR Participações S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil (together with DLP Capital LLC, “DLP”) acted as intervening parties thereto.

Pursuant to the terms and subject to the conditions set forth in the Association Agreement, common shares of Linx (“Linx Common Shares”) and American Depositary Shares of Linx (“Linx ADSs,” representing shares of Linx and, together with the Linx Common Shares, the “Linx Shares”) issued and outstanding immediately prior to the consummation of the Transaction will be automatically contributed to STNE in exchange for one newly issued redeemable Class A preferred share of STNE (each a “STNE Class A Preferred Share”) and one newly issued redeemable Class B preferred share of STNE (each a “STNE Class B Preferred Share,” and, together with STNE Class A Preferred Shares, the “New STNE Shares”). Immediately thereafter, each STNE Class A Preferred Share will be redeemed for a cash payment of R$31.56 (updated pro rata die according to the six-month Certificate of Interbank Deposit (“CDI”) rate variation from the date which is six months after August 11, 2020 until the date of the payment of the consideration) and each STNE Class B Preferred Share will be redeemed for, (i) in the case of each Linx ADS, 0.0126774 shares of Class A common stock of StoneCo (“StoneCo Class A Common Shares”) or (ii) in the case of each Linx Common Share, 0.0126774 Brazilian Depositary Receipts of StoneCo (each representing one StoneCo Class A Common Share, the “StoneCo BDRs”) (the “Base Exchange Ratio”).

The Base Exchange Ratio takes into account the following assumptions: (i) that no declaration, payment of dividends or interest on equity by STNE or Linx will take place until Closing; (ii) that on October 2, 2020, except for the disclosure of the quarterly results and for the material facts related to the Transaction, there were no material facts pending disclosure to the market by Linx and/or StoneCo; (iii) that on September 1, 2020, Linx’s corporate capital was represented by 189,408,960 common shares, including 175,282,969 outstanding shares and 14,125,991 treasury shares; and (iv) that on the Closing date, the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans (as defined herein) will amount to 179,058,617 common shares, all nominative and with no par value, provided that any change in the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans will impact, equally and in the same proportion, the Base Exchange Ratio, thereby increasing or decreasing the total amount of cash and StoneCo Class A Common Shares or StoneCo BDRs per Linx Common Share or Linx ADS, as the case may be, to be delivered in connection with the redemption of the STNE Class A Preferred Shares and the STNE Class B Preferred Shares.

If the Transaction is completed, Linx will become a wholly owned subsidiary of STNE and Linx will no longer be an independent, publicly traded corporation incorporated under the laws of the Federative Republic of Brazil. Based on the exchange ratios, adjustments and limitations set forth in the Association Agreement, it is anticipated that, immediately following completion of the Transaction, former holders of Linx Common Shares will own approximately 0.7% of StoneCo on a fully diluted basis.

The Linx Common Shares are listed on the São Paulo Stock Exchange (B3 S.A. – Bolsa, Brasil, Balcão, the “B3”), under the symbol “LINX3” and the Linx ADSs are listed on the New York Stock Exchange (“NYSE”), under the symbol “LINX.” If the Transaction is completed, Linx will be deregistered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and from the Brazilian Securities Commission (Comissão de Valores Mobiliários, referred to as the “CVM”) and the Linx Common Shares will be delisted from the B3. In addition, the Linx ADSs will be delisted from the NYSE.

The StoneCo Class A Common Shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “STNE” and the StoneCo BDRs will be registered with the CVM and listed on the B3.

In order to approve the Transaction Proposal (as defined herein), holders of at least the majority of Linx Shares must vote in favor of the Transaction. In addition to the approval by the shareholders of Linx, the Transaction must be approved by the Administrative Council for Economic Defense of Brazil (“CADE”), as further described herein. There can be no assurance that the requisite regulatory approval will be achieved or that all other conditions precedent to the completion of the Transaction will be met.

On August 11, 2020, StoneCo, STNE and DLP entered into that certain Voting Commitment and Assumption of Obligations (the “Voting Agreement”) with Linx and the Linx Founding Shareholders, whereby the parties to the Voting Agreement undertook, as limited by the Brazilian Law No. 6.404/76, as amended (the “Brazilian Corporation Law”), obligations to implement the Transaction, including by binding their shares to vote in favor of the corporate resolutions necessary for the approval, closing and implementation of the Transaction. Linx and STNE acted as intervening parties in the Voting Agreement. The Voting Agreement also indicates that if, at the Linx Special Meeting regarding the Transaction, a sufficient approval quorum is reached for the approval of matters related to the Transaction, considering the favorable vote of other Linx shareholders, Linx Founding Shareholders are free to vote in favor or abstain from voting, according to their convenience, to the extent that, in this case, the calculation of the Linx Founding Shareholders’ votes does not affect the effective approval of the Transaction. In any event, the voting obligations of Linx Founding Shareholders established in the Voting Agreement will be subject to legal impediments and may not violate CVM and Novo Mercado Rules. The Linx Founding Shareholders party to the Voting Agreement held, as of the date thereof, 13.92% of the issued share capital of Linx. In order to approve the Transaction Proposal (as defined herein), holders of at least the majority of Linx Shares must vote in favor of the Transaction.

Holders of Linx Common Shares who vote to approve the Transaction Proposal will not have appraisal or withdrawal rights under the Brazilian Corporation Law. Holders of Linx Shares who vote against the approval of the Transaction Proposal, or who do not vote on the approval of the Transaction Proposal, will have withdrawal rights under the Brazilian Corporation Law. If you hold Linx ADSs, you are not entitled to withdrawal rights. If you hold Linx ADSs and wish to exercise the withdrawal rights with respect to the Linx Common Shares represented thereby, you must surrender your Linx ADSs a sufficient amount of time prior to the Linx Special Meeting to enable you to receive delivery of the Linx Common Shares represented thereby in accordance with the terms of the deposit agreement governing the Linx ADSs prior to the date of the Linx Special Meeting.

The Original Association Agreement was approved by the board of directors of Linx on August 10, 2020, the First A&R Association Agreement was approved by the independent members of the Linx board of directors on September 1, 2020 and the Second A&R Association Agreement was approved by the board of directors of Linx on October 1, 2020. The Association Agreement was approved by the board of directors of StoneCo on August 9, 2020.

The accompanying disclosure documents (including the Association Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part) contain detailed information about the Transaction and the Linx Special Meeting. This document is a prospectus for the StoneCo Class A Common Shares that will be issued as part of the consideration upon completion of the Transaction. You should read this prospectus carefully. In particular, please read the section entitled “Risk Factors” beginning on page 27 for a discussion of risks that you should consider in evaluating the Transaction described in this prospectus.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED TO NOT SEND US A PROXY. Pursuant to provisions of the Deposit Agreement, dated as of June 25, 2019 (the “Linx Deposit Agreement”), among Linx, The Bank of New York Mellon, as the depositary (the “Linx Depositary”), and the owners and holders from time to time of ADSs issued thereunder, if you hold Linx ADSs, you will receive instructions from the Linx Depositary about how to instruct the Linx Depositary to vote the Linx Common Shares represented by your Linx ADSs. If the Linx Depositary does not receive instructions from an owner of Linx ADSs on or before the date established by the Linx Depositary for that purpose, the Linx Depositary shall deem that owner to have instructed the Linx Depositary to give a discretionary proxy to a person designated by Linx to vote the underlying Linx Common Shares.

None of the Securities and Exchange Commission (the “SEC”), the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”), nor any securities commission of any jurisdiction has approved or disapproved any of the transactions described in this prospectus or the securities to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. This prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. For the avoidance of doubt, this prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in the Federative Republic of Brazil or a solicitation of a proxy under the laws the Federative Republic of Brazil, and it is not intended to be, and is not, a prospectus or an offer document within the meaning of Brazilian law and the rules of the CVM. You should inform yourself about and observe any such restrictions, and none of Linx, StoneCo or their respective subsidiaries accepts any liability in relation to any such restrictions.

This prospectus is dated October 5, 2020 and is expected to be mailed to holders of Linx Common Shares and Linx ADSs beginning on or about that date.

ABOUT THIS PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by StoneCo Ltd., a Cayman Islands exempted company with limited liability (“StoneCo”) (File No. 333-248562), constitutes a prospectus of StoneCo under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Class A common stock of StoneCo to be issued to holders of common shares of Linx S.A., a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil (“Linx”), holders of American Depositary Shares of Linx, and the depositary of the StoneCo Brazilian Depositary Shares, in each case, pursuant to the transactions contemplated by the Association and Other Covenants Agreement (the “Original Association Agreement”), dated as of August 11, 2020 and entered into by and among Linx and STNE Participações S.A., outlining certain transactions, including a corporate reorganization as described herein, as amended and restated on September 1, 2020 by the parties thereto (such amended and restated agreement the “First A&R Association Agreement”) and as further amended and restated on October 2, 2020 by the parties thereto (such amended and restated agreement, the “Second A&R Association Agreement,” together with the First A&R Association Agreement and the Original Association Agreement, the “Association Agreement”). Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan, StoneCo, DLP Capital LLC, a Delaware limited liability company and DLPPAR Participações S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil acted as intervening parties thereto.

You should rely only on the information contained in or incorporated by reference into this prospectus. No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this prospectus, and, if given or made by any person, such information must not be relied upon as having been authorized. You should not assume that the information contained in this prospectus is accurate as of any date other than its date as specified on the cover unless otherwise specifically provided herein. Further, you should not assume that the information contained in or incorporated by reference into this prospectus is accurate as of any date other than the date of the incorporated document. Any reference to a website address does not constitute incorporation by reference of the information contained at or available through such website, and you should not consider it to be a part of this prospectus.

i

Forward-Looking Statements

This prospectus and the documents incorporated by reference herein and therein contain estimates and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various filings that we make with the SEC or press releases or oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.

This prospectus includes estimates and forward-looking statements principally under the captions “Summary” and “Risk Factors.”

These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us.

These statements appear throughout this prospectus, the accompanying prospectus and the documents incorporated herein or therein by reference and include statements regarding our intent, belief or current expectations in connection with:

•	our expectations regarding revenues generated by transaction activities, subscription and equipment rental fees and other services;

•	our expectations regarding our operating and net profit margins;

•	our expectations regarding significant drivers of our future growth;

•	our plans to continue to invest in research and development to develop technology for both existing and new products and services;

•	our ability to differentiate ourselves from our competition by delivering a superior customer experience and through our network of hyper-local sales and services;

•	our ability to attract and retain a qualified management team and other team members while controlling our labor costs;

•	our ability to invest more and collect results in the short-term;

•	our plans to expand our global footprint and explore opportunities in adjacent sectors;

•	competition adversely affecting our profitability;

•	the occurrence of a natural disaster, widespread health epidemic or pandemics, including the coronavirus (COVID-19) pandemic;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	the inherent risks related to the digital payments market, such as the interruption, failure or breach of our computer or information technology systems;

•	our ability to anticipate market needs and develop and introduce new and enhanced products and service functionalities to adapt to changes in our industry;

•	our ability to innovate and respond to technological advances and changing market needs and customer demands;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	changes in consumer demands and preferences and technological advances, and our ability to innovate in order to respond to such changes;

•	our failure to successfully maintain a relevant omnichannel experience for our clients, thereby adversely impacting our results of operations;

•	our ability to implement technology initiatives successfully and to capture the anticipated benefits of such initiatives;

•	our plans to pursue and successfully integrate strategic acquisitions, including the Transaction;

•	the occurrence of any change, effect, event, occurrence, development, matter, state of facts, series of events or circumstances that could give rise to the termination of the Association Agreement, including a termination of the Association Agreement under circumstances that could require Linx to pay a break fee to StoneCo or StoneCo to pay a break fee to Linx;

•	failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or being required to accept conditions that could reduce the anticipated benefits of the Transaction as a condition to obtaining regulatory approval;

•	failure to satisfy other closing conditions to the Transaction;

•	the length of time necessary to complete the Transaction;

•	risks associated with tax liabilities, or changes in U.S., Brazilian or other international tax treaties or laws or interpretations to which they are subject;

•	events and risk perception in relation to corruption allegations involving Brazilian companies and politicians, as well as the impacts of the resulting investigation on the Brazilian economy and political outlook as a whole;

•	risks that the new businesses will not be integrated successfully or that the cost, time and effort required to integrate the newly combined businesses may be greater than anticipated;

•	failure to effectively manage the newly combined business, or that the combined company will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected;

•	the inability to close the Transaction, the inability to achieve the anticipated benefits and synergies of the combined companies’ operations following the completion of the Transaction or the effects of the Transaction on the combined companies’ financial condition, operating results and cash flow;

•	the inability of Linx and StoneCo to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the Transaction;

•	risks relating to unanticipated costs of integration;

•	unanticipated changes relating to competitive factors in the industries in which the companies operate;

•	diversion of the attention of Linx and StoneCo management from ongoing business concerns;

•	pending consummation of the Transaction, limitations imposed on the ability of Linx to operate its businesses by the Association Agreement;

•	operating costs, customer loss or business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, distributors or suppliers) being greater than expected in anticipation of, or, if consummated, following, the Transaction;

•	the outcome of any legal proceedings that have been or may be instituted against Linx, StoneCo and/or others relating to the Transaction;

•	the potential impact of announcement or consummation of the Transaction on relationships with third parties, including customers, employees and competitors;

•	ability to attract new customers and retain existing customers in the manner anticipated;

•	the impact of acquisitions the companies have made or may make;

•	reliance on and integration of information technology systems;

•	changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients;

•	the market price for StoneCo Shares potentially being affected, following the Transaction, by factors that historically have not affected the market price for Linx Shares as shares of standalone companies;

•	the uncertainty of the value of the Consideration that Linx shareholders will receive in the Transaction due to a fixed exchange ratio and fluctuations in the price of StoneCo Class A Common Shares;

•	risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and

•	other risk factors discussed under “Risk Factors” included in documents we file from time to time with the SEC that are incorporated by reference herein, including in the StoneCo 2019 20-F and Linx 2019 20-F (each as defined herein), which are each incorporated by reference herein.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in this prospectus, and information contained in or incorporated by reference into this prospectus. See the section of this prospectus entitled “Where You Can Find More Information.”

Nothing in this prospectus is intended, or is to be construed, as a profit projection or to be interpreted to mean that earnings per StoneCo Share or Linx Share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per StoneCo Share or Linx Share, as applicable.

The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We do not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

v

Certain Defined Terms and Conventions Used in This Prospectus

In this prospectus, “StoneCo,” the “Company,” “we,” “us” and “our” refer to StoneCo Ltd., as defined below, unless the context otherwise requires. References to the “Companies” refer to StoneCo and Linx and their respective consolidated subsidiaries collectively. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of the Federative Republic of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars, the official currency of the United States.

In addition, as used in this prospectus, the following defined terms have the following respective meanings:

“ADSs” means American Depositary Shares.

“Association Agreement” means the Second A&R Association Agreement, together with the First A&R Association Agreement and the Original Association Agreement.

“B3” means the B3 S.A. – Brasil, Bolsa, Balcão, or São Paulo Stock Exchange.

“Base Exchange Ratio” means each STNE Class A Preferred Share will be redeemed for a cash payment of R$31.56 (updated pro rata die according to the six-month CDI rate variation from the date which is six months after August 11, 2020 until the date of the payment of the consideration) and each STNE Class B Preferred Share will be redeemed for, (i) in the case of each Linx ADS, 0.0126774 StoneCo Class A Common Shares or (ii) in the case of each Linx Common Share, 0.0126774 StoneCo BDRs.

“BDRs” means Brazilian Depositary Receipts.

“BNDES” means Banco Nacional de Desenvolvimento Economico e Social.

“Brazil” means the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil.

“Brazilian Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

“Brazilian Corporation Law” means the Brazilian Law No. 6.404/76, as amended.

“Brazilian Holder” means a holder who resides in Brazil for Brazilian tax purposes.

“CADE” means the Administrative Council for Economic Defense of Brazil.

“CDI” means the Certificate of Interbank Deposit.

“Closing” means the date of the closing of the Transaction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Law” means the Companies Law (2020 Revision) of the Cayman Islands, as may be amended from time to time.

“Competing Transaction” means any proposal with a third party related to any agreement, arrangement or operation that is a competitor to, or that has the effect of competing with, the Transaction or that may harm or make the Closing of the Transaction unfeasible, or that has the same or a similar purpose to the Transaction, including any corporate reorganization involving Linx, public offer for the purchase of shares for Linx shareholders or any operation that depends on the waiver or elimination of the poison pill provided for in Article 43 of Linx’s bylaws.

“Consideration” means the consideration received in exchange for redemption of each holder of STNE Class A Preferred Shares, together with the consideration received from redemptions of STNE Class B Preferred Shares.

“CVM” means the Comissão de Valores Mobiliários, or the Brazilian Securities Commission.

“DLP” means DLP Capital LLC, a Delaware limited liability company and DLPPAR Participações S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Executive Engagement Agreement” means the Amendment to the Executive Engagement Proposal, dated as of September 1, 2020, by and among STNE and Alberto Menache.

“Fine” means a compensatory break fee equal to R$453,750,000.

“First A&R Association Agreement” means the Amendment to the Association and Other Covenants outlining the Transaction, dated as of September 1, 2020.

“IASB” means the International Accounting Standards Board.

“IFRS” means International Financial Reporting Standards as issued by the IASB.

“Instruction Cutoff Date” means                     .

“Linx” means Linx S.A., a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil.

“Linx 2019 20-F” means Linx’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on May 15, 2020, as amended on June 12, 2020 and any amendments thereto, if any.

“Linx ADSs” means the American Depository Shares of Linx.

“Linx ADS Owners” means registered holders of Linx ADSs.

“Linx Common Shares” means the common shares of Linx.

“Linx Deposit Agreement” means the Deposit Agreement, dated as of June 25, 2019, among Linx, the Linx Depositary and the owners and holders from time to time of ADSs issued thereunder.

“Linx Depositary” means The Bank of New York Mellon, as the depositary pursuant to the Linx Deposit Agreement.

“Linx Founding Shareholders” means Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan.

“Linx Plans” means certain Linx stock option plans and Linx restricted share plans that, if converted into Linx Common Shares, would result, as of September 1, 2020, in the issuance of 3,775,648 Linx Common Shares.

“Linx Shares” means the Linx Common Shares together with the Linx ADSs.

“Linx Special Meeting” means the special meeting (together with any adjournments or postponements thereof) of shareholders of Linx on November 17, 2020, at 2:00 p.m. (São Paulo time) held virtually through an electronic platform.

“Material Fact” means notice to the market issued pursuant to CVM Instruction No. 358 and filed with the CVM disclosing any material acts or facts concerning publicly traded companies registered with the CVM.

“Merger of Shares Protocol” means the Protocolo e Justificação de Incorporação de Ações, a document pursuant to Articles 224 and 225 of the Brazilian Corporation Law, which the management of Linx and STNE will each submit for approval by their shareholders at their respective special meetings of shareholders, which provides the shareholders with information on the terms, conditions and reasoning for the approval of the corporate reorganization contemplated by the Transaction.

“MTO” means mandatory tender offer provided for in Article 43 of the bylaws of Linx.

“Novo Mercado Rules” means the listing rules of the Novo Mercado segment of the B3.

“Nasdaq” means the Nasdaq Global Select Market.

“New STNE Shares” means the STNE Class A Preferred Shares and the STNE Class B Preferred Shares.

“Non-Brazilian Holder” means a holder deemed to not be domiciled in Brazil for Brazilian tax purposes.

“Non-Compete Agreements” mean the amendments to the non-compete agreements, each dated September 1, 2020, by and among STNE, StoneCo and each of Alon Dayan, Nércio José Monteiro Fernandes and Alberto Menache.

“NYSE” means the New York Stock Exchange.

“Obligations Subject to Early Termination” means all of Linx’s agreements currently in force of an amount greater than R$50,000,000.00 that are subject to early termination resulting from the Transaction.

“Original Association Agreement” means the Association and Other Covenants Agreement outlining, the Transaction, dated as of August 11, 2020.

“Original Non-Compete Agreements” mean the non-compete agreements, each dated August 11, 2020, by and among STNE, StoneCo and each of Alon Dayan, Nércio José Monteiro Fernandes and Alberto Menache.

“Original Executive Engagement Agreement” means the Executive Engagement Proposal, dated as of August 11, 2020, by and among STNE and Alberto Menache.

“SEC” means the United States Securities and Exchange Commission.

“Second A&R Association Agreement” means the Second Amendment to the Association and Other Covenants outlining the Transaction, dated as of October 2, 2020.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“StoneCo Articles of Association” means the Amended and Restated Articles of Association of StoneCo, adopted on October 11, 2018.

“STNE” means STNE Participações S.A., a subsidiary of StoneCo that holds certain StoneCo software investments.

“STNE Class A Preferred Shares” means the Class A preferred shares of STNE.

“STNE Class B Preferred Shares” means the Class B preferred shares of STNE.

“StoneCo” means StoneCo Ltd., a Cayman Islands exempted company with limited liability.

“StoneCo 2019 20-F” means StoneCo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 29, 2020 and any amendments thereto, if any.

“StoneCo BDRs” means the Brazilian Depositary Receipts representing StoneCo Class A Common Shares.

“StoneCo Class A Common Shares” means the Class A common shares of StoneCo.

“StoneCo Class B Common Shares” means the Class B common shares of StoneCo.

“StoneCo Shares” means the StoneCo Class A Common Shares together with the StoneCo Class B Common Shares.

“Transaction Proposal” means the approval by the Linx shareholders at the Linx Special Meeting of (i) the Transaction, pursuant to the Merger of Shares Protocol; (ii) the waiver of any obligations of STNE to carry out the public tender offer for the acquisition of the Linx Shares, pursuant to Article 43 of the bylaws of Linx, as a result of the Transaction; (iii) the waiver of STNE’s adhesion to the Novo Mercado segment of the B3 in case of approval of the proposed Transaction; and (iv) in the case that any of the items (i) through (iii) above are not approved, the authorization to continue with the interactions with TOTVS, in the event the effectiveness of their merger proposal is extended.

“Treasury Department” means the U.S. Department of the Treasury.

“Transaction” means the certain transactions outlined by the Association Agreement.

“United States” or “U.S.” means the United States of America.

“U.S. GAAP” means U.S. generally accepted accounting principles.

“U.S. Holder” means anyone who, for U.S. federal income tax purposes, is a beneficial owner of Linx Shares, StoneCo Class A Common Shares or StoneCo BDRs and is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia, or (iii) or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

“Valuation Report” means the valuation report to determine the economic value of the shares issued by Linx to be merged into STNE, which is to be prepared by an appraiser engaged by STNE management.

“Voting Agreement” means the Voting Commitment and Assumption of Obligations whereby the parties to the agreement undertook obligations to implement the Transaction, dated as of August 11, 2020.

Presentation of Financial and Other Information

Financial Statements

StoneCo

StoneCo’s interim consolidated financial information as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 has been derived from the unaudited interim consolidated financial statements of StoneCo appearing in StoneCo’s current report on Form 6-K furnished to the SEC on August 11, 2020, which is incorporated by reference in this prospectus.

StoneCo’s annual consolidated financial information for each of the years in the two year period ended December 31, 2019 and as of December 31, 2018 have been derived from the audited consolidated financial statements of StoneCo appearing in StoneCo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which is incorporated by reference in this prospectus.

The consolidated financial statements of StoneCo are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements of StoneCo are prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB. In each case, such financial statements have been incorporated into this prospectus by reference.

StoneCo maintains its books and records in reais, which is its functional currency (the currency of the primary economic environment in which StoneCo operates), as well as its presentation currency.

Linx

The consolidated financial information of Linx presented in this prospectus has been derived from the following:

Linx’s interim consolidated financial information as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 has been derived from the unaudited interim consolidated financial statements of Linx appearing in Linx’s current report on Form 6-K furnished to the SEC on August 11, 2020, which is incorporated by reference in this prospectus.

Linx’s annual consolidated financial information for each of the years in the two year period ended December 31, 2019 and as of December 31, 2018 have been derived from the audited consolidated financial statements of StoneCo appearing in Linx’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which is incorporated by reference in this prospectus.

The consolidated financial statements of Linx are prepared in accordance with IFRS, as issued by the IASB. The unaudited condensed interim consolidated financial statements of Linx are prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the IASB. In each case, such financial statements have been incorporated into this prospectus by reference.

Linx maintains its books and records in reais, which is its functional currency (the currency of the primary economic environment in which Linx operates), as well as its presentation currency.

Currency Conversions

On September 30, 2020, the exchange rate for reais into U.S. dollars was R$5.6407 to U.S.$1.00, based on the selling rate as reported by the Brazilian Central Bank. The selling rate was R$5.4760 to U.S.$1.00 as of June 30, 2020, R$4.0307 to U.S.$1.00 as of December 31, 2019, R$3.8748 to U.S.$1.00 as of December 31, 2018, R$3.3080 to U.S.$1.00 as of December 29, 2017, and R$3.2591 to U.S.$1.00 as of December 30, 2016, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of September 1, 2020 may not be indicative of future exchange rates. See “Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2015.

x

Rounding

We have made rounding adjustments to reach some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this prospectus from market research, publicly available information and industry publications, as well as internal surveys. We have included data from reports prepared by the Brazilian Central Bank, B3 and Nasdaq. We believe that all market data in this prospectus is reliable, accurate and complete.

Incorporation of Documents by Reference

The SEC allows us to “incorporate by reference” the information we file with it into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. This prospectus incorporates important business and financial information about us and Linx that is not included in or delivered with the prospectus. The information incorporated by reference is considered to be a part of this prospectus, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following documents:

•	StoneCo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 29, 2020 and any amendments thereto, if any (the “StoneCo 2019 20-F”);

•	StoneCo’s current report on Form 6-K furnished to the SEC on May 26, 2020 including the unaudited condensed consolidated interim financial statements at March 31, 2020 and for the three month period ended March 31, 2020;

•	StoneCo’s current report on Form 6-K furnished to the SEC on May 27, 2020 relating to the appointment of Mrs. Luciana Ibiapina Lira Aguiar to the board of directors;

•	StoneCo’s current report on Form 6-K furnished to the SEC on August 11, 2020 including the unaudited condensed consolidated interim financial statements at June 30, 2020 and for the three and six month period ended June 30, 2020;

•	StoneCo’s current report on Form 6-K furnished to the SEC on August 11, 2020 relating to the Transaction (as defined herein) (solely with respect to Exhibit 99.1 of such Form 6-K);

•	StoneCo’s current report on Form 6-K furnished to the SEC on August 12, 2020 relating to the Transaction documents;

•	StoneCo’s current report on Form 6-K furnished to the SEC on August 17, 2020 relating to the closing of its follow-on offering of StoneCo Class A Common Shares (as defined herein);

•	StoneCo’s current report on Form 6-K furnished to the SEC on September 1, 2020 relating to the revised terms of the Transaction;

•	StoneCo’s current report on Form 6-K furnished to the SEC on September 23, 2020 relating to the issuance of Brazilian Depositary Receipts in connection with the Transaction;

•	StoneCo’s current report on Form 6-K furnished to the SEC on October 2, 2020 relating to the revised terms of the Transaction;

•	StoneCo’s current report on Form 6-K/A furnished to the SEC on October 5, 2020 relating to the revised terms of the Transaction;

•	any documents filed (unless explicitly excluded from being incorporated by reference) or furnished by StoneCo with the SEC under Sections 31(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus and before the date of the Linx Special Meeting (as defined herein) shall be deemed incorporated by reference to this prospectus and made a part of this prospectus from the respective dates of filing;

•	the description of StoneCo’s common shares contained in its Registration Statement on Form F-3 filed with the SEC on August 11, 2020, including any subsequent amendments or reports filed for the purpose of updating such description;

•	Linx’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on May 15, 2020, as amended on June 12, 2020 and any amendments thereto, if any (the “Linx 2019 20-F”);

•	Linx’s current report on Form 6-K furnished to the SEC on June 9, 2020 including the unaudited consolidated interim financial statements at March 31, 2020 and for the three month period ended March 31, 2020;

•	Linx’s current report on Form 6-K furnished to the SEC on August 11, 2020 relating to negotiations concerning the Transaction;

•	Linx’s current report on Form 6-K furnished to the SEC on August 12, 2020 relating to the Transaction;

•	Linx’s current report on Form 6-K furnished to the SEC on August 12, 2020 including the unaudited interim financial statements at June 30, 2020 and for the three and six month period ended June 30, 2020;

•	Linx’s current report on Form 6-K furnished to the SEC on August 13, 2020 relating to the Transaction documents;

•	Linx’s current report on Form 6-K furnished to the SEC on August 14, 2020 relating to the business combination proposal received from TOTVS S.A.;

•	Linx’s current report on Form 6-K furnished to the SEC on August 17, 2020 relating to its disclosure of the business combination proposal received from TOTVS S.A.;

•	Linx’s current report on Form 6-K furnished to the SEC on September 1, 2020 relating to the revised terms of the Transaction and Linx’s negotiations with TOTVS S.A.;

•	Linx’s current report on Form 6-K furnished to the SEC on September 2, 2020 relating to the amended and restated Association Agreement;

•	Linx’s current report on Form 6-K furnished to the SEC on September 8, 2020 relating to the establishment of an independent committee to analyze the business combination proposal received from TOTVS S.A. and any other competing offers;

•	Linx’s current report on Form 6-K furnished to the SEC on September 23, 2020 relating to StoneCo’s issuance of Brazilian Depositary Receipts in connection with the Transaction;

•	Linx’s current report on Form 6-K furnished to the SEC on October 2, 2020 relating to the terms of the Transaction and approval by the board of directors of Linx;

•	Linx’s current report on Form 6-K/A furnished to the SEC on October 2, 2020 relating to the terms of the Transaction and approval by the board of directors of Linx;

•	Linx’s current report on Form 6-K furnished to the SEC on October 2, 2020 relating to the Transaction documents;

•	Linx’s current report on Form 6-K/A furnished to the SEC on October 5, 2020 relating to the Transaction documents;

•	Linx’s current report on Form 6-K furnished to the SEC on October 5, 2020 relating to the call notice of the extraordinary general meeting of the shareholders of Linx; and

•	any documents filed (unless explicitly excluded from being incorporated by reference) or furnished by Linx with the SEC under Sections 31(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus and before the date of the Linx Special Meeting shall be deemed incorporated by reference into this prospectus and made a part of this prospectus from the respective dates of filing.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

All of the documents that are incorporated by reference are available at the website maintained by the SEC at http://www.sec.gov. The information contained on, or accessible through, such website is not incorporated by reference into this prospectus. In addition, we will provide at no cost to each person, including any beneficial owner, to whom this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the StoneCo documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents. Requests for such copies should be directed to: StoneCo Ltd., 4th Floor, Harbour Place 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands, phone: + 55 3038-8123, email: investors@stone.co.

StoneCo has not authorized anyone to give any information or make any representation about the Transaction, Linx or StoneCo that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated by reference into this prospectus. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus is accurate only as of the date of this prospectus unless the information specifically indicates that another date applies.

Where You Can Find More Information

This prospectus is part of a registration statement that StoneCo has filed with the SEC on Form F-4 under the Securities Act. StoneCo may also file amendments to the registration statement. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

StoneCo and Linx each file annual reports on Form 20-F and make submissions on Form 6-K with the SEC under the rules and regulations that apply to foreign private issuers. As foreign private issuers, each of StoneCo and Linx and their respective shareholders are exempt from some of the reporting requirements of the Exchange Act. Linx is also subject to the informational requirements of the CVM and the B3 and file reports and other information relating to their respective businesses, financial condition and other matters with the CVM and the B3. Some filings of Linx with the CVM and the B3 are also available at the website maintained by the CVM at http://www.cvm.gov.br.

Information that we file with or furnish to the SEC after the date of this prospectus, and that is incorporated by reference herein, will automatically update and supersede the information in this prospectus. You should review the SEC filings and reports that we incorporate by reference to determine if any of the statements in this prospectus, or in any documents previously incorporated by reference, have been modified or superseded.

Documents incorporated by reference in this prospectus are available without charge. Each person to whom this prospectus is delivered may obtain documents incorporated by reference herein by requesting them either in writing or orally, by telephone or by e-mail, from us at our headquarters at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our investor relations office can be reached at +55 (11) 3004-9680. In order for you to receive timely delivery of the documents in advance of the Linx Special Meeting, StoneCo should receive your request no later than November 10, 2020, which is five business days prior to the Linx Special Meeting.

StoneCo and Linx also file materials with the SEC electronically. The SEC maintains an Internet site that contains materials that StoneCo and Linx file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

The information included on the websites of the SEC, StoneCo, Linx or any other entity or that might be accessed through such websites is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference unless otherwise specifically noted herein. We are providing the information about how you can obtain certain documents that are incorporated by reference into this prospectus at these websites only for your convenience.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. On September 24, 2015, the real fell to its lowest level since the introduction of the currency, at R$4.1945 per U.S.$1.00. Overall in 2015, the real depreciated 32.0%, reaching R$3.9048 per U.S.$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 19.8% to R$3.2591 per U.S.$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.3080 per U.S.$1.00. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 14.6% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.0307 per U.S.$1.00 on December 31, 2019, which reflected a 3.9% depreciation in the real against the U.S. dollar since December 31, 2018. On April 15, 2020, the real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.2579, reflecting a depreciation of 23.3% from December 31, 2019, being strongly affected by the COVID-19 pandemic.

The Brazilian Central Bank has intervened in the foreign exchange market in the past to attempt to control instability in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar and the real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “Risk Factors—Risks Relating to Brazil and the Other Countries in Which We Operate.”

The following tables set forth the exchange rate, expressed in reais per U.S. dollar (R$/U.S.$) for the periods indicated, as reported by the Brazilian Central Bank.

Year	Period-end	Average(1)	Low	High
2015	3.9048	3.3876	2.5754	4.1949
2016	3.2591	3.4500	3.1193	4.1558
2017	3.3080	3.1930	3.0510	3.3807
2018	3.8748	3.6558	3.1391	4.1879
2019	4.0307	3.9461	3.6519	4.2602

Six Month Period Ended June 30,	Period-end	Average(2)	Low	High
2020	5.4760	4.9218	4.0213	5.9372

Month	Period-end	Average(3)	Low	High
November 2019	4.2240	4.1553	3.9786	4.2602
December 2019	4.0307	4.1096	4.0307	4.2261
January 2020	4.2695	4.1495	4.0213	4.2695
February 2020	4.4987	4.3410	4.2381	4.4987
March 2020	5.1987	4.8839	4.4883	5.1987
April 2020	5.4270	5.3256	5.0779	5.6510
May 2020	5.4263	5.6434	5.2992	5.9372
June 2020	5.4760	5.1966	4.8894	5.4760
July 2020	5.2033	5.2802	5.1111	5.4288
August 2020	5.4713	5.4612	5.2760	5.6510
September 2020	5.6407	5.3995	5.2532	$5.6528

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the closing of each business day during the year.

(2)	Represents the average of the exchange rates on the closing of each business day during the six month period.

(3)	Represents the average of the exchange rates on the closing of each business day during the month.

Questions and Answers About the Transaction and the Linx Special Meeting

The following questions and answers are intended to briefly address some commonly asked questions regarding the Association Agreement, the transactions contemplated thereby and the Linx Special Meeting. These questions and answers only highlight some of the information contained in this prospectus and may not contain all of the information that is important to you. Please further refer to the section of this prospectus entitled “Summary” and the more detailed information contained elsewhere in this prospectus, the Exhibits to this prospectus and the documents referred to in this prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under the section of this prospectus entitled “Where You Can Find More Information.”

Questions and Answers About the Transaction

What is the proposed transaction on which I am being asked to vote, why are StoneCo and Linx proposing it and what will happen to Linx as a result of the Transaction?

On August 11, 2020, Linx and STNE Participações S.A. (“STNE”), a subsidiary of StoneCo Ltd., a Cayman Islands exempted company with limited liability (“StoneCo”), that holds the software investments of the group, entered into an Association and Other Covenants Agreement (the “Original Association Agreement”), outlining certain transactions, including a corporate reorganization as described herein. As announced on September 1, 2020, the parties amended and restated the Original Association Agreement to revise certain terms therein (such amended and restated agreement, the “First A&R Association Agreement”) and, as announced on October 2, 2020, the parties amended and restated the First A&R Association Agreement to revise certain terms therein (such amended and restated agreement, the “Second A&R Association Agreement,” together with the First A&R Association Agreement and the Original Association Agreement, the “Association Agreement,” and the transactions contemplated therein, the “Transaction”). Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan (the “Linx Founding Shareholders”), StoneCo, DLP Capital LLC, a Delaware limited liability company and DLPPAR Participações S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil (together with DLP Capital LLC, “DLP”) acted as intervening parties thereto. Upon the consummation of the Transactions set forth in the Association Agreement, Linx will become a wholly owned subsidiary of STNE.

Pursuant to the terms and subject to the conditions set forth in the Association Agreement, if the Merger of Shares Protocol is approved by the shareholders of Linx and STNE, and subject to other conditions precedent as described herein, the Merger of Shares will be implemented through a merger of shares (incorporação de ações) under the Brazilian Corporation Law (the “Merger of Shares”). Upon the occurrence of the Merger of Shares, each Linx Share issued and outstanding immediately prior to the consummation of the Transaction will be automatically contributed to STNE in exchange for one newly issued redeemable Class A preferred share of STNE (each a “STNE Class A Preferred Share”) and one newly issued redeemable STNE Class B preferred share (each a “STNE Class B Preferred Share,” and, together with STNE Class A Preferred Shares, the “New STNE Shares”). Immediately thereafter, each STNE Class A Preferred Share will be redeemed for a cash payment of R$31.56 (updated pro rata die according to the six-month Certificate of Interbank Deposit (“CDI”) rate variation from the date which is six months after August 11, 2020 until the date of the payment of the consideration) and each STNE Class B Preferred Share will be redeemed for, (i) in the case of each Linx ADS, 0.0126774 shares of Class A common stock of StoneCo (“StoneCo Class A Common Shares”) or (ii) in the case of each Linx Common Share, 0.0126774 Brazilian Depositary Receipts of StoneCo (“StoneCo BDRs,” representing shares of StoneCo Class A Common Shares) (the “Base Exchange Ratio”). The consideration received in exchange for redemption of STNE Class A Preferred Shares together with the consideration received from redemption of STNE Class B Preferred Shares are referred to herein as the “Consideration.”

The Base Exchange Ratio takes into account the following assumptions: (i) that no declaration, payment of dividends or interest on equity by STNE or Linx will take place until Closing; (ii) that on October 2, 2020, except for the disclosure of the quarterly results and for the material facts related to the Transaction, there were no material facts pending disclosure to the market by Linx and/or StoneCo; (iii) that on September 1, 2020, Linx’s corporate capital was represented by 189,408,960 common shares, including 175,282,969 outstanding shares and 14,125,991 treasury shares; and (iv) that on the Closing date, the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans (as defined herein) will amount to 179,058,617 common shares, all nominative and with no par value, provided that any change in the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans will impact, equally and in the same proportion, the Base Exchange Ratio, thereby increasing or decreasing the total amount of cash and StoneCo Class A Common Shares or StoneCo BDRs per Linx Common Share or Linx ADS, as the case may be, to be delivered in connection with the redemption of the STNE Class A Preferred Shares and the STNE Class B Preferred Shares.

If the Transaction is completed, Linx will become a wholly owned subsidiary of STNE and Linx will no longer be an independent, publicly traded corporation incorporated under the laws of the Federative Republic of Brazil. Based on the exchange ratios, adjustments and limitations set forth in the Association Agreement, it is anticipated that, immediately following completion of the Transaction, former holders of Linx Common Shares will own approximately 0.7% of StoneCo on a fully diluted basis.

All of the foregoing steps will occur substantially simultaneously and will be conditioned on the effectiveness of each of the other steps. Accordingly, the Consideration will be made available on the date of the closing of the Transaction (the “Closing”).

StoneCo intends to take the necessary measures to consummate the Transaction as set forth in the Association Agreement, in the shortest time possible, subject to receipt of requisite regulatory or other approvals and consents and completion of required procedures customary for such Transaction. No assurance can be given as to when or whether any of these approvals and consents will be obtained.

What shareholder approvals are needed for the Transaction?

The Linx shareholders must approve: (i) the Transaction, pursuant to the Merger of Shares Protocol; (ii) the waiver of any obligations of STNE to carry out the public tender offer for the acquisition of the Linx Shares, pursuant to Article 43 of the bylaws of Linx, as a result of the Transaction; (iii) the waiver of STNE’s adhesion to the Novo Mercado segment of the B3 in case of approval of the proposed Transaction; and (iv) in the case that any of the items (i) through (iii) above are not approved, the authorization to continue with the interactions with TOTVS in the event the effectiveness of their merger proposal is extended.

STNE shareholders must approve, and have undertook to approve in the Voting Agreement (as defined herein): (i) the Merger of Shares Protocol; (ii) the ratification of the appointment of the appraiser hired to conduct the valuation of Linx; (iii) the valuation report prepared by the engaged appraiser; (iv) the Merger of Shares, with the consequent issuance of the New STNE shares and the amendment to the STNE bylaws; and (v) the redemption of the New STNE Shares, with the consequent amendment to the STNE bylaws.

What is this document and why am I receiving it?

This document is a prospectus of StoneCo relating to the StoneCo Class A Common Shares that will be issued as part of the Consideration upon completion of the Transaction. In connection with the Transaction, StoneCo is required by the Securities Act to deliver this document to all holders of Linx Common Shares and Linx ADSs that are U.S. residents. You should carefully review this document, because, as a holder of Linx Common Shares and/or Linx ADSs, you will be entitled to vote directly (in case of holders of Linx Common Shares) and/or indirectly (through giving voting instructions in case of holders of Linx ADSs) at the Linx Special Meeting (as defined herein) that has been called in order for the shareholders of Linx to approve the following corporate proposals: (i) the Transaction, pursuant to the Merger of Shares Protocol; (ii) the waiver of any obligations of STNE to carry out the public tender offer for the acquisition of the Linx Shares, pursuant to Article 43 of the bylaws of Linx, as a result of the Transaction; (iii) the waiver of STNE’s adhesion to the Novo Mercado segment of the B3 in case of approval of the proposed Transaction; and (iv) in the case that any of the items (i) through (iii) above are not approved, the authorization to continue with the interactions with TOTVS in the event the effectiveness of their merger proposal is extended.

Who is StoneCo?

We are a leading provider of financial technology solutions that empower merchants and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels in Brazil. We have developed a strong client-centric culture that seeks to delight our clients rather than simply providing them with a solution or service. To achieve this, we created a proprietary, go-to-market approach called the Stone Business Model, which enables us to control the client experience and ensure that interactions are provided by our people or our technology. The Stone Business Model combines our advanced, end-to-end, cloud-based technology platform; differentiated hyper-local and integrated distribution approach; white-glove, on-demand customer service; and client-centric culture, each of which is described below.

1.	Advanced, End-to-End, Cloud-Based Technology Platform—We designed our cloud-based technology platform to (i) help our clients connect, get paid and grow their businesses, while meeting the complex and rapidly changing demands of omnichannel commerce; and (ii) overcome long-standing inefficiencies within the Brazilian payments market. Our platform enables us to develop, host and deploy our solutions very quickly. We also sell our solutions to integrated partners such as Payment Service Providers, or PSPs, which are firms that contract with a merchant to provide them with payment acceptance solutions, and marketplaces to empower merchants to conduct commerce more effectively in Brazil.

2.	Differentiated Hyper-Local and Integrated Distribution—We developed our distribution model to proactively reach and serve our clients in a more effective manner. In particular, we developed Stone Hubs, which are local operations close to our clients that include an integrated team of sales, service, and operations support staff to reach small-and medium-sized businesses or SMBs, locally and efficiently, and to build stronger relationships with them. We also have a specialized in-house sales team that serves online merchants and digital service providers with dedicated expertise. We also work with integrated partners, such as ISVs, to embed our solutions into their offerings and enable their merchants to accept payments seamlessly and easily.

3.	White-Glove, On-Demand Customer Service—We created our on-demand customer service team to support our clients quickly, conveniently, and with high-quality service designed to strengthen our customer relationships and improve their lifetime value with us. Our customer service approach combines (i) a Human Connection, through which we seek to address our clients’ service needs in a single phone call using a qualified team of technically trained agents; (ii) Proximity, through our Green Angels team of local support personnel who can serve our clients in person within minutes or hours, instead of days or weeks; and (iii) Technology, through a range of self-service tools and proprietary artificial intelligence, or AI, that help our clients manage their operations more conveniently and enable our agents to proactively address merchant needs, sometimes before they are even aware of an issue.

4.	Client-Centric Culture—We have proactively fostered and developed a highly-innovative, entrepreneurial, and mission-driven culture that we believe helps attract new talent, enables us to achieve our objectives, and provides a key competitive advantage. Our culture unites our team across numerous functions and focuses our collective efforts on passionately developing technology and implementing the Stone Business Model to disrupt legacy practices, older technologies, and incumbent vendors in order to provide solutions and a level of service that go beyond simply meeting the needs of our clients, and instead seeks to deliver an enhanced overall client experience.

StoneCo is incorporated as an exempted company with limited liability in the Cayman Islands. Our principal executive office is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our investor relations office can be reached at investors@stone.com.br and our website address is www.stone.co. The information contained on, or accessible through, such website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

See also the sections of this prospectus entitled “Selected Financial Data of StoneCo,” “Information about the Companies—StoneCo” and “Management and Compensation of StoneCo.”

What is the status of the Transaction?

The Original Association Agreement was approved by the board of directors of Linx on August 10, 2020, the First A&R Association Agreement was approved by the independent members of the Linx board of directors on September 1, 2020 and the Second A&R Association Agreement was approved by the board of directors of Linx on October 1, 2020, in each case, pursuant to the laws of Brazil and the provisions of Linx’s bylaws. The Association Agreement was approved by the board of directors of StoneCo, pursuant to the laws of the Cayman Islands and the provisions of Stone’s bylaws, on August 9, 2020. On August 11, 2020, Linx and STNE entered into the Original Association Agreement outlining certain transactions, including a corporate reorganization as described herein, on September 1, 2020, Linx and STNE entered into the First A&R Association Agreement to amend and restate certain terms therein and to outline certain terms of the Transaction, and on October 2, 2020, Linx and STNE entered into the Second A&R Association Agreement to amend and restate certain terms therein and to outline certain terms of the Transaction. The Linx Founding Shareholders, StoneCo and DLP acted as intervening parties thereto.

STNE shareholders must approve, and have undertook to approve in the Voting Agreement (as defined herein): (i) the Merger of Shares Protocol; (ii) the ratification of the appointment of the appraiser hired to conduct the valuation of Linx; (iii) the valuation report prepared by the engaged appraiser; (iv) the Merger of Shares, with the consequent issuance of the New STNE shares and the amendment to the STNE bylaws; and (v) the redemption of the New STNE Shares, with the consequent amendment to the STNE bylaws.

The Linx shareholders must approve: (i) the Transaction, pursuant to the Merger of Shares Protocol; (ii) the waiver of any obligations of STNE to carry out the public tender offer for the acquisition of the Linx Shares, pursuant to Article 43 of the bylaws of Linx, as a result of the Transaction; (iii) the waiver of STNE’s adhesion to the Novo Mercado segment of the B3 in case of approval of the proposed Transaction; and (iv) in the case that any of the items (i) through (iii) above are not approved, the authorization to continue with the interactions with TOTVS in the event the effectiveness of their merger proposal is extended. Shareholders of Linx are being asked to vote on the Transaction at the Linx Special Meeting, and if such approval is received, Linx and StoneCo will continue to seek completion of all formalities related to the Transaction, including obtaining the necessary antitrust and other regulatory approval if they were not obtained prior to the Linx Special Meeting. As decided at the meeting of the board of directors of Linx held on August 10, 2020, the Linx Special Meeting will be called after the effectiveness of the Form F-4. The Transaction will be consummated if and when the later of (i) the approval of the Transaction by the shareholders of Linx at the Linx Special Meeting, or (ii) the regulatory approval and satisfaction (or waiver, as the case may be) of other pending conditions precedent occur. Neither StoneCo nor Linx can predict the actual date on which the Transaction will be completed, or whether it will be completed. For a discussion of the conditions to the completion of the Transaction, see the section entitled “The Transaction Documents—The Association Agreement”.

Are the Linx Shares, the StoneCo Class A Common Shares and the StoneCo BDRs traded on any stock exchange?

The Linx Common Shares are listed on the B3 under the symbol “LINX3”. The Linx ADSs are listed on the NYSE under the symbol “LINX”. The StoneCo Class A Common Shares are listed on the Nasdaq under the symbol “STNE” and the StoneCo BDRs will be listed on the B3.

Will the StoneCo Class A Common Shares or the StoneCo BDRs to be issued to me (as applicable) at the completion of the Transaction be traded on an exchange?

If the Transaction is consummated, upon consummation of the Transaction, holders of Linx Common Shares shall, to the extent possible, receive the applicable number of StoneCo Class A Common Shares or StoneCo BDRs, as the case may be, in accordance with the Consideration.

The StoneCo Class A Common Shares are listed on the Nasdaq under the symbol “STNE” and the StoneCo BDRs will be listed on the B3. StoneCo Class A Common Shares received by holders of Linx ADSs in connection with the Transaction will be registered under the Securities Act and be freely transferable under the Securities Act, except for StoneCo Class A Common Shares issued to any holder of Linx ADSs deemed to be an “affiliate” of StoneCo for purposes of U.S. federal securities law. The StoneCo BDRs will not be registered under the Securities Act. For more information, see the section entitled “The Transaction—Restrictions on Resales of StoneCo Class A Common Shares Received in the Transaction.”

If I hold Linx ADSs, will I have to pay ADS cancellation fees?

If you hold Linx ADSs, a Linx ADS cancellation fee of up to U.S.$0.05 per Linx ADS, as well as taxes or governmental charges payable in connection with your withdrawal of the Linx Common Shares from the Linx ADS program, among other fees, will be deducted from the cash component of the Consideration.

Will I have to pay any brokerage commission?

You will not have to pay brokerage commissions if your Linx Common Shares or Linx ADSs are registered in your name. If your Linx Common Shares or Linx ADSs are held through a bank or broker or a custodian linked to a stock exchange, you should consult with them as to whether or not they charge any transaction fee or service charges in connection with the Merger of Shares or the other elements of the Transaction.

Are any Linx shareholders already committed to vote in favor of the proposal to approve the Transaction?

Yes. On August 11, 2020, StoneCo, STNE and DLP entered into that certain Voting Commitment and Assumption of Obligations (the “Voting Agreement”) with Linx and the Linx Founding Shareholders, whereby the parties to the Voting Agreement undertook, as limited by the Brazilian Law No. 6.404/76, as amended (the “Brazilian Corporation Law”), obligations to implement the Transaction, including by binding their shares to vote in favor of the corporate resolutions necessary for the approval, closing and implementation of the Transaction. Linx and STNE acted as intervening parties in the Voting Agreement. The Voting Agreement also indicates that if, at the Linx Special Meeting regarding the Transaction, a sufficient approval quorum is reached for the approval of matters related to the Transaction, considering the favorable vote of other Linx shareholders, Linx Founding Shareholders are free to vote in favor or abstain from voting, according to their convenience, to the extent that, in this case, the calculation of the Linx Founding Shareholders’ votes does not affect the effective approval of the Transaction. In any event, the voting obligations of Linx Founding Shareholders established in the Voting Agreement will be subject to legal impediments and may not violate CVM and Novo Mercado Rules. The Linx Founding Shareholders party to the Voting Agreement held, as of the date thereof, 13.92% of the issued share capital of Linx. In order to approve the Transaction Proposal (as defined herein), holders of at least the majority of Linx Shares must vote in favor of the Transaction. For more information, see “The Transaction Documents—Voting Agreement”.

Are there risks associated with the Transaction?

Yes. There are a number of risks related to the Transaction that are discussed in this prospectus and in the other documents incorporated by reference into this prospectus. In evaluating the Transaction, before making any decision on whether and how to vote, you are urged to read carefully and in its entirety this prospectus, in particular the section entitled “Risk Factors”.

Do I have withdrawal rights in connection with the Merger of Shares?

If you were the holder of record of Linx Common Shares at the close of trading on the date of the first publication of the call notice for the Linx Special Meeting, or on the date of communication of the material relevant object of the resolution, whichever occurs first, you may exercise withdrawal rights pursuant to Brazilian law and request that Linx purchase the Linx Common Shares that you held on that date. You cannot exercise these withdrawal rights if you vote in favor of the Merger of Shares. If you have withdrawal rights, your withdrawal rights will lapse 30 days after publication of the minutes of the Linx Special Meeting at which the Merger of Shares is approved.

If you have withdrawal rights and exercise these rights, you will receive from Linx an amount in cash equal to the net asset value of your Linx Common Shares, determined based on the book value of Linx assets and liabilities as of December 31, 2019. Based on this net asset value, the withdrawal value per Linx Common Share is R$9.45.

If you hold Linx ADSs, you are not entitled to withdrawal rights with respect to the Merger of Shares. If you hold Linx ADSs and wish to exercise the withdrawal rights with respect to the Linx Common Shares represented thereby, you must surrender your Linx ADSs a sufficient amount of time prior to the Linx Special Meeting to enable you to receive delivery of the Linx Common Shares represented thereby in accordance with the terms of the deposit agreement governing the Linx ADSs prior to the date of the Linx Special Meeting.

Can I sell my Linx Common Shares and Linx ADSs during the period for the exercise of withdrawal rights?

Subject to the observance of applicable legal requirements, during the period for the exercise of withdrawal rights, the Linx Common Shares will continue to be listed on B3 and be eligible for trading over the B3 under its existing ticker symbol, and the Linx ADSs will continue to be listed on the NYSE, and be eligible for trading over the NYSE under its existing ticker symbol. If you hold Linx Shares and exercise your withdrawal rights, you will not be allowed to trade your shares any longer as they will be cancelled or acquired by Linx upon payment of the corresponding withdrawal consideration.

What will happen to Linx following the Closing Date?

Following the completion of the Transaction, Linx will be a wholly owned subsidiary of STNE. After the Transaction, Linx will be deregistered under the Exchange Act, Linx will no longer file Annual Reports with the SEC on Form 20-F or make submissions to the SEC on Form 6-K and Linx will be deregistered from the CVM. In addition, the Linx ADSs will be delisted from the NYSE and the Linx Common Shares will be delisted from the B3.

The deregistration and delisting of Linx and the Linx Common Shares and Linx ADSs, respectively, will not affect holders of Linx Common Shares and Linx ADSs. At the time of deregistration and delisting following the completion of the Transaction, former holders of Linx Common Shares and Linx ADSs will have received StoneCo Class A Common Shares or StoneCo BDRs, as the case may be, and cash, and STNE will be the sole holder of Linx Shares. StoneCo is and will continue to be registered under the Exchange Act; it will continue to file Annual Reports with the SEC on Form 20-F and make submissions to the SEC on Form 6-K. In addition, StoneCo Class A Common Shares will continue to be listed on the Nasdaq and the StoneCo BDRs will be registered with the CVM and listed on the B3. Therefore, holders of Linx Shares will hold shares in a company that is registered following the Transaction and will not be affected by the deregistration of Linx, in which they will no longer hold shares.

Where and when will the STNE special meeting be held?

The STNE special meeting of shareholders will be held on the same date as the Linx Special Meeting and is scheduled to be held at STNE’s headquarters at Rua Gomes de Carvalho, No. 1609, 5th floor, Vila Olímpia, São Paulo, São Paulo, CEP 04547-006, Brazil.

Where and when will the Linx Special Meeting be held?

TIME AND DATE:	The Linx Special Meeting to consider the Transaction is scheduled to be held on November 17, 2020 at 2:00 p.m. (São Paulo time). Linx has the right to delay the date of the Linx Special Meeting.

PLACE:	The Linx Special Meeting to consider the Transaction is scheduled to be held virtually through an electronic platform.

ITEMS OF BUSINESS:

The Linx Special Meeting will consider and vote on:

•

the approval of the Transaction, pursuant to the Merger of Shares Protocol;

•

the waiver of any obligations of STNE to carry out the public tender offer for the acquisition of the Linx Shares, pursuant to Article 43 of the bylaws of Linx, as a result of the Transaction;

•

the waiver of STNE’s adhesion to the Novo Mercado segment of the B3 in case of approval of the proposed Transaction; and

•

in the case that any of the items above are not approved, the authorization to continue with the interactions with TOTVS in the event the effectiveness of their merger proposal is extended.

For additional information about the Linx Special Meeting, see the section of this prospectus entitled “The Linx Special Meeting.”

Am I entitled to attend the Linx Special Meeting?

If you hold Linx Common Shares you may attend the Linx Special Meeting, provided that you present the appropriate documentation required by Linx for participation.

If you hold Linx ADSs and wish to attend the Linx Special Meeting, you must surrender your Linx ADSs and receive delivery of the Linx Common Shares represented thereby in accordance with the terms of the deposit agreement governing the Linx ADSs in sufficient time to allow your ownership of the Linx Common Shares to be reflected in the shareholder list that Linx will use to determine holders of Linx Common Shares that are permitted to attend the Linx Special Meeting.

May I vote at the Linx Special Meeting?

If you hold Linx Common Shares, you may vote at the Linx Special Meeting, provided that you present the appropriate documentation required by Linx for participation. If you hold Linx ADSs, you will receive instructions from the Linx Depositary about how to instruct the Linx Depositary to vote the Linx Common Shares represented by your Linx ADSs. If The Bank of New York Mellon, as the Linx Depositary, does not receive instructions from an owner on or before the date established by the Linx Depositary for that purpose, the Linx Depositary shall deem that owner to have instructed the Linx Depositary to give a discretionary proxy to a person designated by Linx to vote the underlying Linx Common Shares.

What happens if I do not vote?

If you are a holder of Linx Shares and you do not vote, and if you do not act to exercise your withdrawal rights as a shareholder of Linx within 30 days of the publication by Linx of the minutes of the extraordinary general shareholders meeting at which the Merger of Shares is approved, you will automatically receive the Consideration applicable to the number of Linx Common Shares or Linx ADSs, as applicable, that you own, provided that you hold such Linx Common Shares or Linx ADSs through the record date selected by STNE in accordance with the Association Agreement.

Upon the written request of a Linx ADS Owner on the record date specified by the Linx Depositary that is received on or before the Instruction Cutoff Date, the Linx Depositary will endeavor, insofar as practicable and permitted under the applicable laws and provisions of Linx’s estatutos, to vote or cause to be voted the number of Linx Common Shares represented by the Linx ADSs held by the Linx ADS Owner in accordance with the instructions set forth in that request. The Linx Depositary may not itself vote or attempt to exercise the right to vote that attaches to the Linx Common Shares underlying the Linx ADSs other than in accordance with instructions given by Linx ADS Owners and received by the Linx Depositary or as provided in the following sentence. If (1) Linx instructed the Linx Depositary to disseminate a notice of the Linx Special Meeting as described above and gives the Linx Depositary notice of the Linx Special Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of Linx Common Shares in connection with the Linx Special Meeting not less than 30 days prior to the date of the Linx Special Meeting, (2) no instructions are received by the Linx Depositary from a Linx ADS Owner with respect to a matter and any number of Linx ADSs owned by that Linx ADS Owner on or before the Instruction Cutoff Date, and (3) the Linx Depositary has received from Linx, by the business day following the Instruction Cutoff Date, a written confirmation that, as of the Instruction Cutoff Date, (x) Linx wishes a proxy to be given under this sentence, (y) Linx reasonably does not know of any substantial opposition to the matter, and (z) the matter is not materially adverse to the interests of holders of Linx Common Shares, then, the Linx Depositary shall deem that Linx ADS Owner to have instructed the Linx Depositary to give a discretionary proxy to a person designated by Linx with respect to that matter and the number of Linx Common Shares represented by number of Linx ADSs and the Linx Depositary shall give a discretionary proxy to a person designated by Linx to vote that number of Linx Common Shares as to that matter. Under Brazilian law, the Linx Depositary may vote the Linx Common Shares represented by Linx ADSs in accordance with the instructions of the Linx ADS Owners even if those instructions differ among those Linx ADS Owners.

What will happen if the proposals to be considered at the Linx Special Meeting are not approved?

Linx and StoneCo will not be able to complete the Transaction if the majority of Linx shareholders do not approve the Transaction Proposal.

What percentage ownership will former Linx shareholders hold in StoneCo following completion of the Transaction?

If the Transaction is completed, Linx will become a wholly owned subsidiary of STNE and Linx will no longer be an independent, publicly traded corporation incorporated under the laws of the Federative Republic of Brazil. Based on the exchange ratios, adjustments and limitations set forth in the Association Agreement, it is anticipated that, immediately following completion of the Transaction, former holders of Linx Common Shares will own approximately 0.7% of StoneCo on a fully diluted basis.

When do you expect the Transaction to be completed?

The Transaction is expected to close in the fourth quarter of 2020, subject to the approval of the Linx shareholders, regulatory approval and consents and other customary closing conditions.

What happens if I transfer or sell my Linx Common Shares or my Linx ADSs before the Linx Special Meeting or before completion of the Transaction?

You must hold Linx Common Shares and you must have timely provided the appropriate documentation required by Linx in order to be entitled to vote at the Linx Special Meeting. If you hold Linx ADSs on the specific record date to be established by the Linx Depositary, the Linx Depositary will endeavor to vote the Linx Common Shares underlying your Linx ADS in accordance with your instructions, provided that your instructions are received prior to the Instruction Cutoff Date (as defined herein). If you transfer or sell your Linx Common Shares or Linx ADSs after the Linx Special Meeting but prior to the completion of the Transaction, you will have transferred the right to receive the Consideration in the Transaction to such transferee and you will lose your right to receive the Consideration. For more information on the Linx Special Meeting, see the section of this prospectus entitled “The Linx Special Meeting.”

Will StoneCo Class A Common Shares or StoneCo BDRs acquired in the Transaction (as applicable) receive a dividend?

Any future StoneCo dividends will remain subject to approval by the StoneCo board of directors and available distributable reserves of StoneCo.

After the closing of the Transaction, as a holder of StoneCo Class A Common Shares or StoneCo BDRs, as the case may be, former holders of Linx Shares that hold such StoneCo Class A Common Shares or StoneCo BDRs on the record date associated with a dividend distribution are expected to receive the same dividend per share as all other holders of StoneCo Class A Common Shares or StoneCo BDRs, as applicable, that hold such shares as of the record date associated with such dividend distribution. For further information on dividends, see the section of this prospectus entitled “The Transaction—Dividend Information.”

What happens if the Transaction is not completed?

If the majority of Linx shareholders do not approve the Transaction Proposal or if the Transaction is not completed for any other reason, StoneCo and Linx will remain independent public companies and StoneCo Class A Common Shares, Linx Common Shares and Linx ADSs will continue to be listed and traded on the Nasdaq, B3 and the NYSE, respectively. Linx will continue to be registered under the Exchange Act and file periodic reports with the SEC.

A compensatory break fee equal to R$453,750,000 (the “Fine”) will be payable (or in the case of prong (ii) below, partially payable) in the following circumstances:

(i) Linx will pay the Fine to STNE if (a) Linx fails to comply with its exclusivity obligations under the Association Agreement; (b) a Competing Transaction (as defined herein) is approved, executed or accepted by Linx or its shareholders, in any form; or (c) Linx or the Linx Founding Shareholders breach any of their respective obligations under the Association Agreement in such a manner that causes a termination of the Association Agreement;

(ii) As long as certain conditions are fulfilled, Linx will be obligated to pay StoneCo an amount equal to R$112,500,000 if the Linx Special Meeting is not held or if any item is not approved and such non-approval prevents the consummation of the Transaction; provided that in such case, if a Competing Transaction is announced or contracted into by Linx prior to the date of the Linx Special Meeting (or prior to the date of the event which causes the Linx Special Meeting to not be held), and such Competing Transaction is approved or entered into by Linx during the 12 month period after the Linx Special Meeting (or prior to the date of the event which causes the Linx Special Meeting to not be held), Linx shall pay to StoneCo an additional amount equal to the remainder of the Fine (R$341,250,000); and

(iii) STNE must pay the Fine to Linx if (a) StoneCo, STNE or DLP breach any of their respective obligations under the Association Agreement in such a manner that causes a termination of the Association Agreement; (b) Linx terminates the Association Agreement because the CADE imposes restrictions as a condition for CADE approval, and StoneCo, STNE and Linx, after using best efforts, fail to meet such restrictions; or (c) the CADE does not approve the Transaction.

Upon the payment of the Fine, or in the case of (ii), the partial Fine, the Association Agreement shall terminate, provided that, in the case of (ii), the obligation to pay the additional amount equal to the remainder of the Fine (R$341,250,000) if a Competing Transaction is announced or contracted into by Linx prior to the date of the Linx Special Meeting (or prior to the date of the event which causes the Linx Special Meeting to not be held), and such Competing Transaction is approved or entered into by Linx during the 12 month period after the Linx Special Meeting (or prior to the date of the event which causes the Linx Special Meeting to not be held), will survive.

For more information on break fees, see the section of this prospectus entitled “The Transaction Documents—The Association Agreement—Break Fees.”

What regulatory approval is needed to complete the Transaction?

Closing of the Transaction is subject to regulatory approval by the CADE, as required under the terms of the Association Agreement, having been obtained or received.

For further details on regulatory approval, see the section of this prospectus entitled “Regulatory Matters.”

What other conditions must be satisfied to complete the Transaction?

In addition to obtaining certain required regulatory approval, Closing of the Transaction is subject to certain additional conditions, including, among others, the following customary conditions.

Conditions applicable to the parties to the Association Agreement

The performance of the obligations of parties to the Association Agreement is subject to the absence of any injunction or order prohibiting or enjoining the consummation of the transactions.

Conditions applicable to Linx and the Linx Shareholders

The performance of the obligations of Linx and the Linx Shareholders is subject to satisfaction of, or waiver by Linx of, the following conditions:

•	representations and warranties made by STNE, StoneCo and DLP shall be true and correct in all respects until Closing (except where the representations and warranties refer to a previous date, in which case they must be true and correct in all respects as of such date);

•	compliance with all applicable obligations under the Association Agreement;

•	StoneCo’s registration statement on Form F-4 to effect the registration under the Securities Act of the StoneCo Class A Common Shares to be issued to Linx shareholders shall have become effective, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC;

•	StoneCo’s BDRs shall be registered with the CVM and the entirety of the StoneCo BDRs shall be admitted to trading at B3; and

•	obtain the necessary approvals of the STNE shareholders to take such actions as are contemplated by the Association Agreement.

Conditions applicable to STNE, StoneCo and DLP

The performance of the obligations of STNE, StoneCo and DLP is subject to satisfaction of, or waiver by STNE of, the following conditions:

•	representations and warranties made by Linx and the Linx Shareholders shall be true and correct in all respects until Closing (except where the representations and warranties refer to a previous date, in which case they must be true and correct in all respects as of such date);

•	compliance with all applicable obligations under the Association Agreement;

•	Linx obtaining certain third party consents or maintaining cash reserves in lieu thereof;

•	obtain the necessary approvals of the Linx shareholders to take such actions as are contemplated by the Association Agreement; and

•	the absence of a material adverse change.

For further details on closing conditions, see the section of this prospectus entitled “The Transaction Documents—The Association Agreement.”

What are the U.S. federal income tax consequences of the Transaction to holders of Linx Shares?

The exchange of Linx Shares for the Consideration in the Transaction will be a taxable transaction for U.S. federal income tax purposes. Gain or loss realized by a U.S. Holder (as defined herein) on the exchange generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s Linx Shares have been held for more than one year.

You should read the section entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations” for more information on the U.S. federal income tax consequences of the Transaction and you should consult your own tax advisors regarding the tax consequences of the Transaction in your particular circumstances.

What are the Brazilian income tax consequences of the Transaction to holders of Linx Common Shares?

According to Brazilian tax rules, gains on the disposition of assets located in Brazil by a holder who resides in Brazil (a “Brazilian Holder”) or by a holder deemed to not be domiciled in Brazil for Brazilian tax purposes (a “Non-Brazilian Holder”) are subject to Brazilian taxation.

Notwithstanding the analysis of the tax treatment applicable to the contribution (incorporação de ações) of Linx Common Shares into STNE, as a result of the subsequent redemption of New STNE Shares, gains recognized by holders of Linx Common Shares are expected to be subject to Brazilian income tax at different rates, depending on the nature, domicile and regime of the corresponding holder. The rate for a Non-Brazilian Holder may generally vary from 15% to 22.5%, or may be a flat rate of 25% in case of a Non-Brazilian Holder resident of or domiciled in a “No Taxation or Low Taxation Jurisdiction.” The rate for a Brazilian Holder may vary widely, for example, from 15% to 22.5% for individuals, or 34% for Brazilian companies.

Although there is no clear rule regarding how a disposition of ADSs by a Non-Brazilian Holder will be treated under Brazilian tax law, STNE will take the position that no income tax on capital gains should be withheld and therefore no deduction in this respect would apply.

What will be the accounting treatment of the Transaction?

Under IFRS as issued by the IASB, the acquisition of Linx S.A. by StoneCo Ltd. will be accounted for under the acquisition method of accounting for business combinations. Under the acquisition method of accounting, the total consideration paid is allocated to an acquired company’s tangible and intangible assets, liabilities and any noncontrolling interest based on their estimated fair values as of the acquisition date.

Could the Transaction be unwound?

The Transaction itself will not be unwound once all conditions precedent have been satisfied and Closing has occurred.

Who can help answer my questions?

The information provided above in the question-and-answer format is for your convenience only and is merely a summary of some of the information contained in this prospectus. You should read carefully the entire prospectus, including the information in the exhibits to the registration statement of which this prospectus is a part. See the section of prospectus entitled “Where You Can Find More Information.”

If you have any questions about the proposed Transaction, StoneCo’s investor relations office can be reached at: StoneCo Ltd., 4th Floor, Harbour Place 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands, phone: + 55 3038-8123, email: investors@stone.co.

Where can I find more information about StoneCo and Linx?

You can find out more information about StoneCo and Linx from the various sources described in the section entitled “Where You Can Find More Information”.

Summary

The following is a summary that highlights information contained in this prospectus. This summary may not contain all the information that is important to you. For a more complete description of the Transaction and the Association Agreement, we encourage you to read carefully this entire prospectus, including the exhibits to the registration statement of which this prospectus is a part. In addition, we encourage you to read the information incorporated by reference into this prospectus, which includes important business and financial information about StoneCo and Linx that has been filed with the SEC. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the section of this prospectus entitled “Where You Can Find More Information.”

The Parties

StoneCo

We are a leading provider of financial technology solutions that empower merchants and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels in Brazil. We have developed a strong client-centric culture that seeks to delight our clients rather than simply providing them with a solution or service. To achieve this, we created a proprietary, go-to-market approach called the Stone Business Model, which enables us to control the client experience and ensure that interactions are provided by our people or our technology. The Stone Business Model combines our advanced, end-to-end, cloud-based technology platform; differentiated hyper-local and integrated distribution approach; white-glove, on-demand customer service; and client-centric culture, each of which is described below.

1.	Advanced, End-to-End, Cloud-Based Technology Platform—We designed our cloud-based technology platform to (i) help our clients connect, get paid and grow their businesses, while meeting the complex and rapidly changing demands of omnichannel commerce; and (ii) overcome long-standing inefficiencies within the Brazilian payments market. Our platform enables us to develop, host and deploy our solutions very quickly. We also sell our solutions to integrated partners such as Payment Service Providers, or PSPs, which are firms that contract with a merchant to provide them with payment acceptance solutions, and marketplaces to empower merchants to conduct commerce more effectively in Brazil.

2.	Differentiated Hyper-Local and Integrated Distribution—We developed our distribution model to proactively reach and serve our clients in a more effective manner. In particular, we developed Stone Hubs, which are local operations close to our clients that include an integrated team of sales, service, and operations support staff to reach small-and medium-sized businesses or SMBs, locally and efficiently, and to build stronger relationships with them. We also have a specialized in-house sales team that serves online merchants and digital service providers with dedicated expertise. We also work with integrated partners, such as ISVs, to embed our solutions into their offerings and enable their merchants to accept payments seamlessly and easily.

3.	White-Glove, On-Demand Customer Service—We created our on-demand customer service team to support our clients quickly, conveniently, and with high-quality service designed to strengthen our customer relationships and improve their lifetime value with us. Our customer service approach combines (i) a Human Connection, through which we seek to address our clients’ service needs in a single phone call using a qualified team of technically trained agents; (ii) Proximity, through our Green Angels team of local support personnel who can serve our clients in person within minutes or hours, instead of days or weeks; and (iii) Technology, through a range of self-service tools and proprietary artificial intelligence, or AI, that help our clients manage their operations more conveniently and enable our agents to proactively address merchant needs, sometimes before they are even aware of an issue.

4.	Client-Centric Culture—We have proactively fostered and developed a highly-innovative, entrepreneurial, and mission-driven culture that we believe helps attract new talent, enables us to achieve our objectives, and provides a key competitive advantage. Our culture unites our team across numerous functions and focuses our collective efforts on passionately developing technology and implementing the Stone Business Model to disrupt legacy practices, older technologies, and incumbent vendors in order to provide solutions and a level of service that go beyond simply meeting the needs of our clients, and instead seeks to deliver an enhanced overall client experience.

StoneCo is incorporated as an exempted company with limited liability in the Cayman Islands. Our principal executive office is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our investor relations office can be reached at investors@stone.com.br and our website address is www.stone.co. The information contained on, or accessible through, such website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

Linx

Linx is a leading cloud-based technology company that develops and provides affordable, easy-to-use, reliable and integrated software solutions to over 70,000 retail clients across more than 100,000 storefronts with approximately R$300 billion of gross transaction volume (GTV), through a software-as-a-service (SaaS) business model. The company is a leading player in the retail management software market and has a strong presence in e-commerce software solutions in Brazil. It serves its clients through an end-to-end platform comprised of three product lines, including:

•	Linx Core – which provides integrated business management software, such as ERP and POS management solutions, across various industry verticals including auto parts stores, clothing stores, department stores, electronic goods stores, fast food chains, gas stations, home improvement stores, household appliances stores, pharmacies, service retail, and vehicle dealerships.

•	Linx Digital – which provides an e-commerce platform designed to improve the omnichannel shopping experience, enabling retailers to engage, interact and transact with their clients and manage their inventories across physical stores, mobile applications, and online channels in an integrated manner.

•	Linx Pay Hub – which provides payment processing solutions integrated with its Core and Digital product lines and provides Electronic Funds Transfer (EFT) services.

Linx is a Brazilian corporation (sociedade anônima) incorporated under the Federative Republic of Brazil. Linx’s corporate headquarters are located at Avenida Doutora Ruth Cardoso, 7221, 7th floor, São Paulo, São Paulo, CEP 05425-902, Brazil, and its telephone number at this address is +55-11-2103-1531. Linx’s website is www.linx.com.br. The information contained on, or accessible through, such website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

Risk Factors

The transactions contemplated by the Association Agreement involve risks, some of which are related to such transactions themselves and others of which are related to StoneCo’s and Linx’s respective businesses and to investing in and ownership of StoneCo’s Class A Common Shares following the consummation of such transactions, assuming they are completed. Linx shareholders that receive StoneCo BDRs may also be exposed to risks that are relevant to holders of StoneCo Class A Common Shares. In considering the Transaction, you should carefully consider the information about these risks set forth under the section of this prospectus entitled “Risk Factors” beginning on page 27 of this prospectus together with the other information included in or incorporated by reference into this prospectus.

The Transaction and the Association Agreement

On August 11, 2020, Linx and STNE entered into the Original Association Agreement, outlining certain transactions, including a corporate reorganization as described herein, on September 1, 2020, Linx and STNE entered into the First A&R Association Agreement to amend and restate certain terms therein and to outline certain terms of the Transaction, and on October 2, 2020, Linx and STNE entered into the Second A&R Association Agreement to amend and restate certain terms therein and to outline certain terms of the Transaction. The Linx Founding Shareholders, StoneCo and DLP acted as intervening parties thereto.

Pursuant to the terms and subject to the conditions set forth in the Association Agreement, if the Merger of Shares Protocol is approved by the shareholders of Linx and STNE, and subject to other conditions precedent as described herein, the Merger of Shares will be implemented through the Merger of Shares. Immediately thereafter, each STNE Class A Preferred Share will be redeemed for a cash payment of R$31.56 (updated pro rata die according to the six-month CDI rate variation from the date which is six months after August 11, 2020 until the date of the payment of the consideration) and each STNE Class B Preferred Share will be redeemed for, (i) in the case of each Linx ADS, 0.0126774 StoneCo Class A Common Shares or (ii) in the case of each Linx Common Share, 0.0126774 StoneCo BDRs.

The Base Exchange Ratio takes into account the following assumptions: (i) that no declaration, payment of dividends or interest on equity by STNE or Linx will take place until Closing; (ii) that on October 2, 2020, except for the disclosure of the quarterly results and for the material facts related to the Transaction, there were no material facts pending disclosure to the market by Linx and/or StoneCo; (iii) that on September 1, 2020, Linx’s corporate capital was represented by 189,408,960 common shares, including 175,282,969 outstanding shares and 14,125,991 treasury shares; and (iv) that on the Closing date, the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans (as defined herein) will amount to 179,058,617 common shares, all nominative and with no par value, provided that any change in the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans will impact, equally and in the same proportion, the Base Exchange Ratio, thereby increasing or decreasing the total amount of cash and StoneCo Class A Common Shares or StoneCo BDRs per Linx Common Share or Linx ADS, as the case may be, to be delivered in connection with the redemption of the STNE Class A Preferred Shares and the STNE Class B Preferred Shares.

If the Transaction is completed, Linx will become a wholly owned subsidiary of STNE and Linx will no longer be an independent, publicly traded corporation incorporated under the laws of the Federative Republic of Brazil. Based on the exchange ratios, adjustments and limitations set forth in the Association Agreement, it is anticipated that, immediately following completion of the Transaction, former holders of Linx Common Shares will own approximately 0.7% of StoneCo on a fully diluted basis.

The terms and conditions of the Transaction are contained in the Association Agreement, which is described in this prospectus and a free translation of which is incorporated into this prospectus by reference in its entirety. You are encouraged to read the Association Agreement carefully, as it is the legal document that governs the Transaction. All descriptions in this summary and in this prospectus of the terms and conditions of the Transaction are qualified in their entirety by reference to the Association Agreement.

The Linx Special Meeting

Date, Time and Place of the Linx Special Meeting

The Linx Special Meeting (as defined herein) to consider the Merger of Shares is scheduled to be held virtually through an electronic platform on November 17, 2020 at 2:00 p.m. (São Paulo time).

Purpose of the Linx Special Meeting

Pursuant to the Merger of Shares Protocol, Linx shareholders must approve: (i) the Transaction, pursuant to the Merger of Shares Protocol; (ii) the waiver of any obligations of STNE to carry out the public tender offer for the acquisition of the Linx Shares, pursuant to Article 43 of the bylaws of Linx, as a result of the Transaction; (iii) the waiver of STNE’s adhesion to the Novo Mercado segment of the B3 in case of approval of the proposed Transaction; and (iv) in the case that any of the items (i) through (iii) above are not approved, the authorization to continue with the interactions with TOTVS in the event the effectiveness of their merger proposal is extended.

Quorum for Installation

The Linx Special Meeting will be installed on first call if the requirement of attendance by two-thirds of the issued and outstanding Linx Common Shares are present.

If the attendance requirement is not met for the Linx Special Meeting on first call, the Linx Special Meeting will be reconvened at a date and time, at least eight calendar days after the date and time scheduled for the Linx Special Meeting on first call. The Linx Special Meeting will be installed on second call with any percentage of holders present at the meeting following second call.

Required Vote

At the Linx Special Meeting, approval of (i) the Transaction, pursuant to the Merger of Shares Protocol; (ii) the waiver of any obligations of STNE to carry out the public tender offer for the acquisition of the Linx Shares, pursuant to Article 43 of the bylaws of Linx, as a result of the Transaction; (iii) the waiver of STNE’s adhesion to the Novo Mercado segment of the B3 in case of approval of the proposed Transaction; and (iv) in the case that any of the items (i) through (iii) above are not approved, the authorization to continue with the interactions with TOTVS in the event the effectiveness of their merger proposal is extended. Abstentions will be counted for purposes of establishing quorum at the Linx Special Meeting but will not be counted as votes for or against any matter voted on at the Linx Special Meeting.

For additional information, see the section of this prospectus entitled “The Linx Special Meeting.”

Voting by Directors and Executive Officers and Affiliates

As of August 18, 2020, the directors and executive officers of Linx and its affiliates have the right to vote 27,363,284 Linx Common Shares, representing approximately 15.61% of the Linx Common Shares then outstanding and entitled to vote (including outstanding options exercisable within 60 days). The Linx Founding Shareholders party to the Voting Agreement (as defined herein) are all members of the Linx board of directors and held, as of August 18, 2020, 15.22% of the outstanding Linx Common Shares (including outstanding options exercisable within 60 days). In order to approve the Transaction Proposal (as defined herein), holders of at least the majority of Linx Common Shares must vote in favor of the Transaction. For more information, see “The Transaction Documents—Voting Agreement”. For more information on the shareholdings of the directors and executive officers of Linx please see “Share Ownership of Certain Beneficial Owners and Management—Major Shareholders and Directors and Officers of Linx”.

Consideration

Pursuant to the terms and subject to the conditions set forth in the Association Agreement, each Linx Share issued and outstanding immediately prior to the consummation of the Transaction will be automatically contributed to STNE in exchange for one newly issued redeemable STNE Class A Preferred Share and one newly issued redeemable STNE Class B Preferred Share. Immediately thereafter, each STNE Class A Preferred Share will be redeemed for a cash payment of R$31.56 (updated pro rata die according to the six-month CDI rate variation from the date which is six months after August 11, 2020 until the date of the payment of the consideration) and each STNE Class B Preferred Share will be redeemed for, (i) in the case of each Linx ADS, 0.0126774 StoneCo Class A Common Shares or (ii) in the case of each Linx Common Share, 0.0126774 StoneCo BDRs. The Base Exchange Ratio is calculated on a fully diluted basis, assuming a number of fully-diluted shares of Linx of 175,282,969 as of the Closing date, and represents a total consideration of R$35.10 for each Linx Share, considering the share price of the StoneCo Class A Common Shares as of August 31, 2020.

The Base Exchange Ratio takes into account the following assumptions: (i) that no declaration, payment of dividends or interest on equity by STNE or Linx will take place until Closing; (ii) that on October 2, 2020, except for the disclosure of the quarterly results and for the material facts related to the Transaction, there were no material facts pending disclosure to the market by Linx and/or StoneCo; (iii) that on September 1, 2020, Linx’s corporate capital was represented by 189,408,960 common shares, including 175,282,969 outstanding shares and 14,125,991 treasury shares; and (iv) that on the Closing date, the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans will amount to 179,058,617 common shares, all nominative and with no par value, provided that any change in the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans will impact, equally and in the same proportion, the Base Exchange Ratio, thereby increasing or decreasing the total amount of cash and StoneCo Class A Common Shares or StoneCo BDRs per Linx Common Share or Linx ADS, as the case may be, to be delivered in connection with the redemption of the STNE Class A Preferred Shares and the STNE Class B Preferred Shares.

For more information on the Consideration, see the section of this prospectus entitled “The Transaction Documents—The Association Agreement—Consideration.”

Reasons for the Transaction

The board of directors of StoneCo considered a number of factors in making its determination that the Association Agreement and the Transaction are in the best interests of StoneCo. After due consideration and discussion of such factors, the board of directors of StoneCo approved the execution of the Association Agreement and the authorization for its executive officers to implement the Transaction.

The board of directors of Linx considered a number of factors in making its determination that the Original Association Agreement and the independent members of the board of directors of Linx (the “Linx Independent Board Members”) considered a number of factors in making their determination that the First A&R Association Agreement and, in each case, the Transaction are in the best interests of Linx. After due consideration, the Linx board of directors, and separately the Linx Independent Board Members, have (i) approved, adopted and declared advisable the Original Association Agreement and the First A&R Association Agreement, respectively, and the Transaction, (ii) declared that it is in the best interests of Linx that Linx enter into the Original Association Agreement and the First A&R Association Agreement, respectively, and consummate the Transaction. On October 1, 2020, the Linx board of directors approved the Second A&R Association Agreement.

For more information on the reasons underlying the decision by the board of directors of Linx and StoneCo, respectively, to approve the Transaction, see the sections of this prospectus entitled “The Transaction—Linx’s Reasons for the Transaction” and “The Transaction— StoneCo’s Reasons for the Transaction.”

Regulatory Approval Required for the Transaction

Closing of the Transaction is subject to regulatory approval by the CADE, as required under the terms of the Association Agreement, having been obtained or received. Linx and StoneCo are in the process of completing the filing with the CADE to obtain the required approval. The Transaction cannot be consummated until the closing condition relating to the CADE approval has been satisfied.

For a description of the required antitrust filings and clearances, see the section of this prospectus entitled “Regulatory Matters.”

Withdrawal Rights for Linx Shareholders

Under Article 137 of the Brazilian Corporation Law, the holders of Linx Common Shares that dissent from the vote in favor of the Merger of Shares have the right to withdraw the Linx Common Shares of which they were record holders at the close of trading on the date of the first publication of the call notice for the Linx Special Meeting, or on the date of communication of the material relevant object of the resolution, whichever occurs first, and request that Linx reimburse the value of those Linx Common Shares. You cannot exercise these withdrawal rights if you vote in favor of the Merger of Shares. The failure to vote on the Merger of Shares at the Linx Special Meeting by a shareholder who would otherwise be entitled to exercise withdrawal rights will not constitute a waiver of that shareholder’s withdrawal rights.

If you hold Linx ADSs, you are not entitled to withdrawal rights with respect to the Merger of Shares. If you hold Linx ADSs and wish to exercise the withdrawal rights with respect to the Linx Common Shares represented thereby, you must surrender your Linx ADSs a sufficient amount of time prior to the Linx Special Meeting held to approve the Merger of Shares to enable you to receive delivery of the Linx Common Shares represented thereby in accordance with the terms of the deposit agreement governing the Linx ADSs prior to the date of the Linx Special Meeting. For more information on withdrawal rights, see the section of this prospectus entitled “The Transaction—Withdrawal Rights for Linx Shareholders.”

No Solicitation of Competing Transaction Proposals

As more fully described in this prospectus and as set forth in the Association Agreement, and subject to certain exceptions, Linx has agreed to ensure exclusivity to negotiate the Transaction with STNE and has agreed not to: request, seek or initiate any proposals from any third parties in connection with any similar or Competing Transaction (as defined herein). However, the Linx Independent Board Members may consider and recommend an unsolicited binding offer not subject to due diligence or financing conditions without violating the exclusivity obligations. For more information on the provisions in the Association Agreement relating to non-solicitation of Competing Transactions (as defined herein), see the section of this prospectus entitled “The Transaction Documents—The Association Agreement—Exclusivity.”

Conditions Precedent That Must Be Satisfied or Waived for the Transaction to Occur

As more fully described in this prospectus and as set forth in the Association Agreement, in addition to obtaining regulatory approval by the CADE, closing of the Transaction is subject to certain additional conditions, including, among others, the following customary conditions.

Conditions applicable to the parties to the Association Agreement

The performance of the obligations of parties to the Association Agreement is subject to the absence of any injunction or order prohibiting or enjoining the consummation of the Transaction and CADE approval.

Conditions applicable to Linx and the Linx Founding Shareholders

The performance of the obligations of Linx and the Linx Founding Shareholders is subject to satisfaction of, or waiver by Linx of, the following conditions:

•	representations and warranties made by STNE, StoneCo and DLP shall be true and correct in all respects until Closing (except where the representations and warranties refer to a previous date, in which case they must be true and correct in all respects as of such date);

•	compliance with all applicable obligations under the Association Agreement;

•	StoneCo’s registration statement on Form F-4 to effect the registration under the Securities Act of the StoneCo Class A Common Shares to be issued to Linx shareholders shall have become effective, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC;

•	StoneCo’s BDRs shall be registered with the CVM and the entirety of the StoneCo BDRs shall be admitted to trading at B3; and

•	obtain the necessary approvals of the STNE shareholders to take such actions as are contemplated by the Association Agreement.

Conditions applicable to STNE, StoneCo and DLP

The performance of the obligations of STNE, StoneCo and DLP is subject to satisfaction of, or waiver by STNE of, the following conditions:

•	representations and warranties made by Linx and the Linx Founding Shareholders shall be true and correct in all respects until Closing (except where the representations and warranties refer to a previous date, in which case they must be true and correct in all respects as of such date);

•	compliance with all applicable obligations under the Association Agreement;

•	Linx obtaining certain third party consents or maintaining cash reserves in lieu thereof;

•	obtain the necessary approvals of the Linx shareholders to take such actions as are contemplated by the Association Agreement; and

•	the absence of a material adverse change.

For more information on the conditions precedent that must be satisfied or waived for the Transaction to occur, see the section of this prospectus entitled “The Transaction Documents—The Association Agreement—Conditions to the Transaction.”

Termination of the Association Agreement

In addition to the termination events mentioned in the “Break Fees” section below, the Association Agreement provides for certain termination rights of Linx and StoneCo:

(i) by either party at any time prior to Closing upon the later of the following to occur: (a) the date that is 12 months from the date of execution of the Original Association Agreement, (b) the date that is three months from the date of the CADE approval or (c) the date that is three months from the effectiveness of the registration of Form F-4; but in no circumstances can it exceed 18 months as from the date of execution of the Original Association Agreement, except if such delay is due to the fault or intent of one of the parties, in which case the other party may choose to extend the term of the Association Agreement until Closing occurs;

(ii) at any time prior to Closing by written agreement between Linx and STNE;

(iii) by Linx if (a) the CADE imposes restrictions as a condition for CADE approval, and StoneCo, STNE and Linx, after using best efforts, fail to meet such restrictions; or (b) the CADE does not approve the Transaction;

(iv) by a non-breaching party to the Association Agreement at any time before the Closing, if another party fails to fulfill any obligation of the Association Agreement and such non-compliance is not remedied within 30 days from receipt of notice of such non-compliance by the non-breaching party, subject to certain exceptions; or

(v) by STNE, StoneCo and DLP if, prior to the date on which the Linx shareholders approve the Transaction at the Linx Special Meeting, STNE, StoneCo or a subsidiary of StoneCo publishes a public tender offer for the acquisition or exchange of Linx Shares at a launched price per share equal to or greater than R$35.10.

For more information on termination of the Association Agreement, see the section of this prospectus entitled “The Transaction Documents—The Association Agreement—Termination of the Association Agreement.”

Break Fees

A compensatory break fee equal to R$453,750,000 (the “Fine”) will be payable (or in the case of prong (ii) below, partially payable) for the following events:

(i) Linx will pay the Fine to STNE if (a) Linx fails to comply with its exclusivity obligations under the Association Agreement; (b) a Competing Transaction is approved, executed or accepted by Linx or its shareholders, in any form; or (c) Linx or the Linx Founding Shareholders breach any of their respective obligations under the Association Agreement in such a manner that causes a termination of the Association Agreement;

(ii) As long as certain conditions are fulfilled, Linx will be obligated to pay StoneCo an amount equal to R$112,500,000 if the Linx Special Meeting is not held or if any item is not approved and such non-approval prevents the consummation of the Transaction; provided that in such case, if a Competing Transaction is announced or contracted into by Linx prior to the date of the Linx Special Meeting (or prior to the date of the event which causes the Linx Special Meeting to not be held), and such Competing Transaction is approved or entered into by Linx during the 12 month period after the Linx Special Meeting (or prior to the date of the event which causes the Linx Special Meeting to not be held), Linx shall pay to StoneCo an additional amount equal to the remainder of the Fine (R$341,250,000); and

(iii) STNE must pay the Fine to Linx if (a) StoneCo, STNE or DLP breach any of their respective obligations under the Association Agreement in such a manner that causes a termination of the Association Agreement; (b) Linx terminates the Association Agreement because the CADE imposes restrictions as a condition for CADE approval, and StoneCo, STNE and Linx, after using best efforts, fail to meet such restrictions; or (c) the CADE does not approve the Transaction.

Upon the payment of the Fine, or in the case of (ii), the partial Fine, the Association Agreement shall terminate, provided that, in the case of (ii), the obligation to pay the additional amount equal to the remainder of the Fine (R$341,250,000) if a Competing Transaction is announced or contracted into by Linx prior to the date of the Linx Special Meeting (or prior to the date of the event which causes the Linx Special Meeting to not be held), and such Competing Transaction is approved or entered into by Linx during the 12 month period after the Linx Special Meeting (or prior to the date of the event which causes the Linx Special Meeting to not be held), will survive.

For more information on break fees, see the section of this prospectus entitled “The Transaction Documents—The Association Agreement—Break Fees.”

Material U.S. Tax Considerations

The exchange of Linx Shares for the Consideration in the Transaction will be a taxable transaction for U.S. federal income tax purposes. Gain or loss realized by a U.S. Holder (as defined herein) on the exchange generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s Linx Shares have been held for more than one year.

For more information on U.S. federal income tax considerations, see the section of this prospectus entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations.”

Brazilian Taxation

According to Brazilian tax rules, gains on the disposition of assets located in Brazil by a Brazilian Holder or by a Non-Brazilian Holder are subject to Brazilian taxation.

Notwithstanding the analysis of the tax treatment applicable to the contribution (incorporação de ações) of Linx Common Shares into STNE, as a result of the subsequent redemption of New STNE Shares, gains recognized by holders of Linx Common Shares are expected to be subject to Brazilian income tax at different rates, depending on the nature, domicile and regime of the corresponding holder. The rate for a Non-Brazilian Holder may generally vary from 15% to 22.5%, or may be a flat rate of 25% in case of a Non-Brazilian Holder resident of or domiciled in a “No Taxation or Low Taxation Jurisdiction.” The rate for a Brazilian Holder may vary widely, for example, from 15% to 22.5% for individuals, or 34% for Brazilian companies.

Although there is no clear rule regarding how a disposition of ADSs by a Non-Brazilian Holder will be treated under Brazilian tax law, STNE will take the position that no income tax on capital gains should be withheld and therefore no deduction in this respect would apply.

For more information on Brazilian taxation considerations, see the section of this prospectus entitled “Material Tax Considerations—Material Brazilian Tax Considerations.”

Accounting Treatment of the Transaction

The Transaction will be accounted for by StoneCo in accordance with the requirements of IFRS 3 – Business Combinations. For a more detailed discussion of the accounting treatment of the Transaction, see the section of this prospectus entitled “The Transaction—Accounting Treatment of the Transaction.”

Delisting and Deregistration of Linx Shares

After the Transaction is completed, Linx will be deregistered under the Exchange Act, Linx will no longer file Annual Reports on Form 20-F or make submissions on Form 6-K with the SEC and Linx will be deregistered from the CVM. In addition, the Linx ADSs will be delisted from the NYSE and the Linx Common Shares will be delisted from the B3.

Comparison of the Rights of Holders of StoneCo and Linx Shares

As a result of the Transaction, the holders of Linx Shares will become holders of StoneCo Class A Common Shares or StoneCo BDRs, as the case may be. StoneCo Class A Common Shares received by holders of Linx ADSs will be governed by the laws of the Cayman Islands and the Amended and Restated Articles of Association of StoneCo (the “StoneCo Articles of Association”). Following the closing of the Transaction, former Linx shareholders will have different rights as StoneCo shareholders than they did as Linx shareholders. For a summary of the material differences between the rights of Linx shareholders and StoneCo shareholders, see the section of this prospectus entitled “Comparison of The Rights of Holders of StoneCo and Linx Shares.”

Selected Financial Data of StoneCo

The summary statement of profit or loss and statement of financial position data as of and for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB appearing in StoneCo’s 2019 Form 20-F, which is incorporated by reference in this prospectus.

The summary statement of profit or loss data and statement of financial position data as of and for the six months ended June 30, 2020 and 2019 have been derived from our unaudited condensed consolidated financial statements prepared in accordance with IAS 34—Interim Financial Reporting, which include, in the opinion management, all adjustments considered necessary to present fairly the results of operations and financial position of the Company for the periods and dates presented. The results of operations for an interim period are not necessarily indicative of the results for the year ending December 31, 2020 or for any other period.

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2020	2020	2019	2019	2019	2018	2017
	(US$)(1)	(R$)		(US$)(1)	(R$)
	(in millions, except amounts per share)
Net revenue from transaction activities and other services	83.0	454.8	346.0	140.7	770.3	514.6	224.2
Net revenue from subscription services and equipment rental	31.7	173.6	145.8	60.5	331.6	213.7	105.0
Financial income	125.3	685.9	548.6	235.2	1,287.8	801.3	412.2
Other financial income	12.8	69.9	81.5	34.0	186.4	49.6	25.3
Total revenue and income	252.8	1,384.1	1,122.0	470.4	2,576.0	1,579.2	766.6
Cost of services	(63.7)	(348.7)	(186.2)	(78.0)	(427.0)	(323.0)	(224.1)
Administrative expenses	(29.9)	(163.9)	(142.1)	(52.2)	(285.8)	(252.9)	(174.6)
Selling expenses	(41.4)	(226.5)	(150.0)	(65.9)	(360.6)	(190.2)	(92.0)
Financial expenses, net	(38.5)	(211.0)	(145.4)	(64.5)	(353.5)	(301.1)	(237.1)
Other operating expenses, net	(8.0)	(43.6)	(43.8)	(10.5)	(57.7)	(69.3)	(134.2)
Loss on investment in associates	(0.5)	(2.8)	(0.5)	(0.1)	(0.8)	(0.4)	(0.3)
Profit before income taxes	70.8	387.8	454.0	199.2	1,090.7	442.3	(95.7)
Income tax and social contribution	(19.3)	(105.5)	(105.1)	(52.3)	(286.5)	(137.1)	(9.3)
Net income for the period	51.5	282.2	348.9	146.9	804.2	305.2	(105.0)
Net income (loss) attributable to non-controlling interests	(0.6)	(3.2)	(0.2)	0.2	1.0	4.0	3.8
Net income (loss) attributable to owners of the parent	52.1	285.4	349.1	146.7	803.2	301.2	(108.7)
Basic earnings (loss) per share(2)	US$ 0.19	R$ 1.03	R$ 1.26	US$ 0.53	R$ 2.90	R$ 1.30	(R$ 0.49)
Diluted earnings (loss) per share(2)	US$ 0.18	R$ 1.01	R$ 1.24	US$ 0.52	R$ 2.85	R$ 1.29	(R$ 0.49)
Other data:
Adjusted net income (in millions)(3)	57.1	312.6	380.3	156.5	857.1	342.8	45.1
TPV (in billions)	13.8	75.7	56.2	23.6	129.1	83.4	48.5
Active clients (in thousands)(4)	n/a	519.4	349.5	n/a	495.1	269.1	131.2
Take rate(5)	n/a	1.74%	1.85%	n/a	1.85%	1.83%	1.53%

(1)	For convenience purposes only, amounts in reais for the six months ended June 30, 2020 and the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.4760 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Calculated by dividing net income or loss for the year attributed to the owners of the parent, adjusted for losses allocated to contractual rights and participating instruments, by the weighted average number of ordinary shares outstanding during the year.

(3)	In the table below, we have provided a reconciliation of adjusted net income (loss) to our net income (loss) for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS.

(4)	Does not include micromerchants from the Stone Mais (previous) / TON product (partnership with Grupo Globo targeting the micromerchant space).

(5)	Total revenue and income excluding other financial income, divided by TPV.

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2020	2020	2019	2019	2019	2018	2017
	(US$)(1)	(R$)		(US$)(1)	(R$)
	(in millions)
Net income (loss) for the year	51.5	282.2	348.9	146.9	804.2	305.2	(105.0)
Share-based compensation expenses(2)	7.3	39.9	38.5	11.7	64.3	60.8	138.9
Amortization of fair value adjustment on intangibles related to acquisitions(3)	1.3	6.9	8.1	3.1	17.2	12.6	14.8
Fair value adjustments of assets whose control was acquired(4)	(0.5)	(3.0)	-	-	-	(21.4)	-
One-time impairment charges(5)	-	-	-	-	-	8.4	-
Other income/expenses (6)	0.3	1.7	-	(0.3)	(1.7)	-	-
Pre-tax subtotal	59.8	327.7	395.5	161.4	884.0	365.6	48.7
Tax effect on adjustments(7)	(2.8)	(15.1)	(15.2)	(4.9)	(26.8)	(22.8)	(3.6)
Adjusted net income (loss)	57.1	312.6	380.3	156.5	857.1	342.8	45.1

(1)	For convenience purposes only, amounts in reais for the six months ended June 30, 2020 and the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.4760 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Consists of expenses related to the grant of share-based compensation, as well as fair value (mark-to-market) adjustments for share-based compensation expense classified as a liability in our consolidated financial statements.

(3)	Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relate to the Elavon do Brasil (“EdB”) and Equals acquisitions.

(4)	Consists of the gain on re-measurement of our previously held equity interest in Linked (2020) and Equals (2018) to fair value upon the date control was acquired.

(5)	Consists of (1) impairment charges associated with certain processing system intangible assets acquired in the EdB acquisition that we no longer use, in an amount of R$6.4 million for the year ended December 31, 2018 and (2) impairment associated with improvements made to certain leased office space upon the termination of the lease, in an amount of R$2.0 million for the year ended December 31, 2018.

(6)	Consists of the fair value adjustment related to associates call option.

(7)	Represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances.

	As of June 30,		As of December 31,
	2020	2020	2019	2019	2018	2017
	(US$ millions)(1)	(R$ millions)	(US$ millions)(1)	(R$ millions)
Statement of financial position data:
Assets
Current assets
Cash and cash equivalents and short-term investments	651.1	3,565.5	713.2	3,905.4	3,068.5	843.7
Accounts receivable from card issuers	2,359.6	12,921.0	2,568.8	14,066.8	9,244.6	5,078.4
Other current assets	221.5	1,212.8	79.0	432.7	124.7	77.4
Total current assets	3,232.2	17,699.3	3,361.0	18,404.9	12,437.8	5,999.5
Total non-current assets	285.0	1,560.9	219.3	1,200.9	855.4	636.2
Total assets	3,517.2	19,260.2	3,580.3	19,605.7	13,293.2	6,635.7
Liabilities and Equity
Current liabilities
Accounts payable to merchants	1,267.4	6,940.2	1,187.0	6,500.1	4,996.1	3,637.5
Other current liabilities	793.7	4,346.2	981.1	5,372.5	1,058.7	186.1
Total current liabilities	2,061.1	11,286.4	2,168.1	11,872.5	6,054.8	3,823.6

	As of June 30,		As of December 31,
	2020	2020	2019	2019	2018	2017
	(US$ millions)(1)	(R$ millions)	(US$ millions)(1)	(R$ millions)
Non-current liabilities
Obligations to FIDC quota holders	-	-	295.8	1,620.0	2,057.9	2,056.3
Other non-current liabilities	272.8	1,494.0	25.6	140.2	87.6	273.3
Total non-current liabilities	272.8	1,494.0	321.4	1,760.2	2,145.5	2,329.6
Total liabilities	2,333.9	12,780.4	2,489.5	13,632.7	8,200.2	6,153.2
Total equity	1,183.3	6,479.8	1,090.8	5,973.0	5,093.0	482.6
Total liabilities and equity	3,517.2	19,260.2	3,580.3	19,605.7	13,293.2	6,635.7

(1)	For convenience purposes only, amounts in reais for the six months ended June 30, 2020 and the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.4760 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Selected Financial Data of Linx

The summary statement of profit or loss and statement of financial position data as of and for the years ended December 31, 2019, 2018 and 2017 have been derived from the Linx audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB appearing in Linx’s 2019 Form 20-F, which is incorporated by reference in this prospectus.

The summary statement of profit or loss data and statement of financial position data as of and for the six months ended June 30, 2020 and 2019 have been derived from our unaudited condensed consolidated financial statements prepared in accordance with IAS 34—Interim Financial Reporting. The results of operations for an interim period are not necessarily indicative of the results for the year ending December 31, 2020 or for any other period.

	For the six months Ended June 30,			For the Year Ended December 31,
	2020	2020	2019	2019	2019	2018	2017
	(US$) (1)	(R$)		(US$) (1)	(R$)
	(in millions, except per share/ADS data)
Income Statement Data:
Net operating revenue	77.1	422.0	369.5	143.9	788.2	685.6	571.6
Cost of services rendered	(25.3)	(138.6)	(123.4)	(49.7)	(272.1)	(245.6)	(211.6)
General and administrative	(24.5)	(134.1)	(99.0)	(40.2)	(219.9)	(168.6)	(148.1)
Research and development	(13.8)	(75.8)	(71.4)	(17.0)	(93.1)	(73.5)	(64.3)
Selling	(10.0)	(54.7)	(38.5)	(26.4)	(144.7)	(111.0)	(72.4)
Other operating income	-	-	-	6.8	37.4	8.4	4.3
Other operating expenses	(1.3)	(7.2)	12.6	(2.7)	(14.6)	(5.1)	(5.1)
Total operating expenses	(75.0)	(410.4)	(319.7)	(129.1)	(707.0)	(595.4)	(497.2)
Operating income	2.1	11.6	49.7	14.8	81.1	90.1	74.4
Financial income	3.9	21.6	20.5	12.8	70.1	50.3	58.4
Financial expenses	(6.4)	(34.8)	(31.0)	(15.9)	(87.3)	(48.2)	(24.0)
Net financial income (expenses)	(2.4)	(13.2)	(10.5)	(3.1)	(17.2)	2.1	34.4
Income before income tax and social contribution	(0.3)	(1.6)	39.3	11.7	63.9	92.1	108.8
Income tax and social contribution - current	(1.1)	(6.1)	(4.6)	(2.1)	(11.4)	(10.0)	(9.2)
Income tax and social contribution - deferred	0.3	1.5	(5.0)	(2.5)	(13.7)	(11.1)	(14.7)
Net income	(1.1)	(6.3)	29.6	7.1	38.9	71.1	84.8

Net income (loss) per share
Basic:
Common Shares	(US$ 0.0064)	(R$ 0.0351)	R$ 0.1849	US$ 0.0417	R$ 0.2281	R$ 0.4358	R$ 0.5155
ADS	(US$ 0.0064)	-	-	US$ 0.0417	-	-	-

Diluted:
Common Shares	(US$ 0.0063)	(R$ 0.0343)	R$ 0.1738	US$ 0.0407	R$ 0.2228	R$ 0.4301	R$ 0.5111
ADS	(US$ 0.0063)	-	-	US$ 0.0407	-	-	-

(1)	For convenience purposes only, amounts in reais for the six months ended June 30, 2020 and the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.4760 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

	As of June 30,		As of December 31,
	2020	2020	2019	2019	2018	2017
	(US$)(1)	(R$)	(US$)(1)	(R$)
	(in millions)
Balance Sheet Data:
Current Assets:
Cash and cash equivalents	7.9	43.1	13.9	75.9	49.9	42.9
Financial assets	104.4	571.7	164.8	902.3	413.4	487.8
Trade accounts receivable	58.9	322.3	50.5	276.6	167.1	128.2
Recoverable taxes	5.8	31.8	4.1	22.6	35.1	33.1
Other assets	7.6	41.7	4.1	22.5	33.1	28.1
Total current assets	184.6	1,010.6	237.4	1,299.9	698.5	720.1

Non-Current Assets:
Financial assets	2.8	15.4	0.4	2.1	-	21.0
Trade accounts receivable	2.7	14.5	2.1	11.5	3.3	3.0
Other assets	4.2	22.9	4.8	26.3	17.5	1.5
Recoverable taxes	1.0	5.5	0.9	5.2	-	-
Deferred taxes	0.6	3.2	0.6	3.4	4.4	4.3
Property, plant and equipment, net	19.1	104.6	15.0	82.2	74.3	62.3
Intangible assets, net	218.6	1,197.0	184.3	1,009.3	849.6	751.9
Right of use	20.2	110.4	22.6	124.0	-	-
Total non-current assets	269.1	1,473.5	230.8	1,264.0	949.2	843.9
Total assets	453.6	2,484.1	468.2	2,563.9	1,647.7	1,564.0

Current Liabilities:
Suppliers	5.4	29.7	4.4	24.0	13.6	8.5
Loans and financing	10.0	54.6	7.5	41.2	40.7	31.8
Lease payable	7.4	40.7	8.7	47.5	-	-
Labor liabilities	14.4	78.8	9.3	51.1	43.8	38.9
Taxes and contributions payable	3.6	19.9	4.2	23.1	13.5	13.2
Income tax and social contribution	0.9	4.7	0.7	3.8	1.2	0.5
Accounts payable from acquisition of subsidiaries	12.6	69.1	7.9	43.4	57.1	56.1
Deferred revenue	5.3	28.9	6.6	36.4	40.1	8.5
Dividends payable	0.0	0.1	1.8	9.7	2.8	4.2
Other liabilities	20.7	113.4	16.4	89.6	8.0	7.6
Total current liabilities	80.3	439.9	67.5	369.8	220.7	169.2

Non-Current Liabilities:
Loans and financing	26.9	147.1	30.8	168.9	209.3	65.5
Lease payable	12.5	68.5	14.4	78.6	-	-
Labor liabilities	0.3	1.8	0.4	2.0	-	-
Accounts payable from acquisition of subsidiaries	6.8	37.4	7.2	39.6	55.4	74.7
Deferred taxes	15.2	83.1	15.4	84.2	72.6	80.3
Deferred revenue	0.7	4.0	1.2	6.4	19.2	-
Other liabilities	0.4	2.0	0.9	4.9	2.3	1.0
Provision for contingencies	3.7	20.2	3.6	19.6	11.0	2.8
Total non-current liabilities	66.5	364.4	73.8	404.3	369.8	224.3
Total liabilities	146.9	804.3	141.4	774.1	590.5	393.5
Net assets	306.8	1,679.9	326.8	1,789.8	1,057.2	1,170.5

Shareholders’ Equity:
Capital	117.9	645.4	117.9	645.4	488.5	486.0
Capital reserves	210.2	1,151.1	212.9	1,165.6	518.3	479.8

	As of June 30,		As of December 31,
	2020	2020	2019	2019	2018	2017
	(US$)(1)	(R$)	(US$)(1)	(R$)
	(in millions)

Treasury shares	(57.1)	(312.5)	(41.3)	(226.0)	(148.4)	-
Profit reserves	36.9	201.8	36.6	200.6	179.5	186.1
Loss for the period	-1.1	-6.3	-	-	-	-
Additional dividends proposed	-	-	1.9	10.3	22.2	18.8
Other comprehensive income (loss)	0.0	0.2	(1.1)	(6.1)	(2.8)	(0.2)
Total shareholders’ equity	306.8	1,679.9	326.8	1,789.8	1,057.2	1,170.5
Total liabilities and shareholders’ equity	453.6	2,484.1	468.2	2,563.9	1,647.7	1,564.0

(1)	For convenience purposes only, amounts in reais for the six months ended June 30, 2020 and the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.4760 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Comparative per Share Market Data

The following table presents the closing price per each StoneCo Class A Common Share on the Nasdaq and per each Linx ADS on the NYSE, respectively, on (a) August 10, 2020, the last trading day prior to the date of public announcement of StoneCo and Linx of the execution of the Original Association Agreement and (b) September 30, 2020, the last practicable trading day prior to the mailing of this prospectus.

Date	StoneCo Class A Common Share Closing Price (Nasdaq)	Linx Shares Closing Price (B3)	Linx Shares Closing Price (B3)	Linx ADS Closing Price (NYSE)	Implied Per Share Value of Consideration
	In U.S.$	In reais	In U.S.$(1)	In U.S.$	In U.S.$
August 10, 2020	47.18	26.16	4.85	4.64	6.23
September 30, 2020	52.89	34.60	6.42	6.15	6.27

(1)	Solely for the convenience of the reader, we have translated certain amounts included in this prospectus from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank. As of August 10, 2020, the exchange rate as reported by the Brazilian Central Bank for reais into U.S. dollars was R$5.3933 per U.S.$1.00. The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. See “Exchange Rates.”

Comparative Historical and Unaudited Pro Forma per Share Data

The following tables include historical and unaudited pro forma per share data.

StoneCo Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2020	2019	2018	2017	2016
	(in reais)
Book value per share	22.99	21.53	18.38	2.09	2.58
Basic earnings per share	1.03	2.90	1.30	(0.49)	(0.61)
Diluted earnings per share	1.01	2.85	1.29	(0.49)	(0.61)
Cash dividends per share	-	-	-	-	-

Linx Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2020	2019	2018	2017	2016
	(in reais)
Book value per share	8.87	9.45	6.36	7.05	6.96
Basic earnings per share	(0.0351)	0.2281	0.4358	0.5155	0.4590
Diluted earnings per share	(0.0343)	0.2228	0.4301	0.5111	0.4573
Dividends declared per share	-	0.0603	0.2519	0.2437	0.2173

Pro Forma Per Share Data

	As of and for the Six Months Ended June 30,	As of and for the Fiscal Year Ended December 31,
	2020	2019
	(in U.S. dollars)(3)
Book value per share(1)	4.48	4.21
Basic earnings per share(2)	0.18	0.55
Diluted earnings per share(2)	0.18	0.54
Dividends declared per share	-	0.0110

(1) Pro forma book value per share assumes that the Transaction was completed on June 30, 2020. Pro forma book value per share is calculated by dividing total pro forma equity attributable to the owners after the Transaction of Linx by the number of pro forma shares outstanding as of June 30, 2020.

(2) Pro forma basic and diluted earnings per share and assume that the Transaction was consummated on January 1, 2019.

(3) For convenience purposes only, amounts in reais for the six months ended June 30, 2020 and the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.4760 to U.S.$1.00, the commercial selling rate for U.S. dollars as of June 30, 2020 as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See "Exchange Rates" for further information about recent fluctuations in exchange rates.

Risk Factors

By voting in favor of the Transaction, Linx shareholders will be choosing to invest in StoneCo Class A Common Shares or StoneCo BDRs, as the case may be. Investing in StoneCo Class A Common Shares involves risks, some of which are related to the Transaction. Linx shareholders that receive StoneCo BDRs may also be exposed to risks that are relevant to holders of StoneCo Class A Common Shares. In considering whether to vote for the Transaction, you should carefully consider the risks described below, as well as the other information included in or incorporated by reference into this prospectus, including the matters addressed in the section of this prospectus entitled “Forward-Looking Statements,” the risk factors described in Item 3D of StoneCo’s 2019 Form 20-F, as such risks may be updated or supplemented in StoneCo’s subsequently filed current reports on Form 6-K, and the risk factors described in Item 3D of Linx’s 2019 Form 20-F, as such risks may be updated or supplemented in Linx’s subsequently filed current reports on Form 6-K. The business of the combined company, as well as the respective businesses of StoneCo and Linx, as well as their respective financial condition or results of operations, could be materially adversely affected by any of these risks. In general, investing in the securities of issuers whose operations are located in emerging market countries such as Brazil involves a higher degree of risk than investing in the securities of U.S. companies and companies located in other countries with more developed capital markets.

If any of the risks discussed in or incorporated by reference in this prospectus actually occur, alone or together with additional risks and uncertainties that we are not currently aware of or do not currently deem material, our business, financial condition, results of operations and prospects may be seriously harmed. If this were to occur, the value of our StoneCo Class A Common Shares may decline and you may lose all or part of your investment. For information on where you can find the documents that StoneCo and Linx have filed with the SEC, respectively, and which are incorporated into this prospectus by reference, please see the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

Risks Relating to the Transaction

If we are unable to complete the Transaction, in a timely manner or at all, our business and our stock price may be adversely affected.

Our and Linx’s obligations to consummate the Transaction are subject to the satisfaction or waiver of the following customary conditions, including, among others: (i) obtaining the approval of the Linx shareholders, (ii) obtaining the approval of the CADE, (iii) the absence of any injunction or order prohibiting or enjoining the consummation of the Transaction, (iv) our registration statement on Form F-4 to effect the registration under the Securities Act of the StoneCo Class A Common Shares to be issued to Linx shareholders shall have become effective, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC, and (v) StoneCo’s BDRs shall be registered with the CVM and the entirety of the StoneCo BDRs shall be admitted to trading at B3. For more information, see the section of this prospectus entitled “The Transaction Documents—The Association Agreement—Conditions to the Transaction.” As many of these conditions are outside of our control, we cannot assure you if the conditions to the completion of the Transaction will be satisfied in a timely manner or whether they will be satisfied at all which may affect when and whether the Transaction will occur. In addition, there can be no assurance that prior to the Closing of the Transaction another party does not bring a competing bid for Linx and such bid is accepted by the shareholders of Linx. Moreover, if Linx breaches the Association Agreement, we will not have specific enforcement or other remedies allowing us to force Closing, and our only remedy would be to receive the Fine. If the Transaction is not completed, our share price could fall to the extent that our current price reflects an assumption that we will complete the Transaction. Furthermore, if the Transaction is not completed and the Association Agreement is terminated, we may suffer other consequences that could adversely affect our business, results of operations and share price, including the following:

•	we have incurred and will continue to incur costs relating to the Transaction (including significant legal and financial advisory fees) and many of these costs are payable by us whether or not the Transaction is completed;

•	matters relating to the Transaction (including integration planning) may require substantial commitments of time and resources by our management team, which could otherwise have been devoted to our historical core businesses or other opportunities that may have been beneficial to us;

•	we may be subject to legal proceedings related to the Transaction or the failure to complete the Transaction;

•	the failure to consummate the Transaction may result in negative publicity and a negative impression of us in the investment community; and

•	any disruptions to our business resulting from the announcement and pendency of the Transaction, including any adverse changes in our relationships with our customers, suppliers and employees, may continue or intensify in the event the Transaction is not consummated.

Uncertainty about the Transaction may adversely affect our relationships with customers and employees, which could negatively affect our business, whether or not the Transaction is completed.

The announcement of the Transaction on August 11, 2020, whether or not completed, may cause uncertainties in our relationships with our clients which could impair our ability to or expand our historical growth. Furthermore, uncertainties about the Transaction may cause our current and prospective employees to experience uncertainty about their future with us. These uncertainties may impair our ability to retain, recruit or motivate key employees which could affect our business.

The regulatory approval required in connection with the Transaction may not be obtained or may contain materially burdensome conditions.

Completion of the Transaction is conditioned upon obtaining regulatory approval by the CADE, and we cannot provide assurance that this approval will be obtained. If any conditions or changes to the proposed structure of the Transaction are required to obtain this regulatory approval, they may have the effect of jeopardizing or delaying completion of the Transaction or reducing the anticipated benefits of the Transaction. If we agree to any material conditions in order to obtain approval by the CADE, the business and results of operations of the combined company may be adversely affected. For more information, see the section of this prospectus entitled “The Transaction Documents—The Association Agreement.”

The Association Agreement subjects STNE and Linx to restrictions on their respective business activities prior to completion of the Transaction.

The Association Agreement subjects STNE and Linx to restrictions on their respective business activities and obligates each of Linx and STNE to conduct its operations in the ordinary course of business and/or in the best interest of its business in view of the market circumstances. Linx and STNE agree to refrain from committing acts that may materially affect their businesses or operations. Linx is additionally subject to an enumerated list of further restrictions, as set forth in greater detail in “The Transaction Documents—The Association Agreement.” These restrictions could prevent STNE and Linx from pursuing attractive business opportunities that arise prior to the completion of the Transaction and are outside the ordinary course of business, or otherwise have an adverse effect on StoneCo and Linx results of operations, cash flows and financial position.

Third parties may terminate or alter existing contracts or relationships with Linx or StoneCo as a result of the announcement, pendency or completion of the Transaction.

Each of StoneCo and Linx has contracts with customers, employees, suppliers, vendors, landlords, lenders, and other business partners, and these contracts may require StoneCo or Linx, as applicable, to obtain consent from these other parties in connection with the Transaction. If these consents cannot be obtained, the counterparties to these contracts may seek to terminate or otherwise materially adversely alter the terms of such contracts with either or both parties following the Transaction, which in turn may result in StoneCo or Linx suffering a loss of potential future revenue, incurring contractual liabilities or losing rights that are material to their respective businesses. Further, parties with which StoneCo or Linx have business and operational relationships may experience uncertainty as to the future of such relationships and may delay or defer certain business decisions, seek alternative relationships with third parties or seek to alter their present business relationships with StoneCo or Linx, as applicable. Parties with whom StoneCo or Linx otherwise may have sought to establish business relationships may seek alternative relationships with third parties.

In addition, current and prospective employees may experience uncertainty about their roles following the Transactions and such uncertainty may have an effect on the corporate culture of StoneCo or Linx, respectively. There can be no assurance StoneCo or Linx will be able to attract and retain key talent, including senior leaders, to the same extent that each of StoneCo or Linx have previously been able to attract and retain employees. Any loss or distraction of StoneCo’s or Linx’s customers, employees, suppliers, vendors, landlords, lenders and other business partners, could have a material adverse effect on the business, financial condition, operating results and cash flows of StoneCo and Linx and could limit StoneCo’s and Linx’s ability to achieve the anticipated benefits of the Transaction. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Transaction or the termination of the Association Agreement.

Your ownership percentage in StoneCo will be less than the ownership percentage you currently hold in Linx.

Your ownership percentage in StoneCo following the Transaction will be less than your existing ownership percentage in Linx as a result of dilution attributable to the relative equity values of the companies involved in the Transaction. Based on the exchange ratios, adjustments and limitations set forth in the Association Agreement, it is anticipated that, immediately following completion of the Transaction, former holders of Linx Common Shares will own approximately 0.7% of StoneCo on a fully diluted basis.

The Association Agreement contains provisions that restrict Linx’s ability to pursue alternatives to the Transaction.

As more fully described in this prospectus and as set forth in the Association Agreement, and subject to certain exceptions, Linx has agreed to ensure exclusivity to negotiate the Transaction with STNE and has agreed not to: request, seek or initiate any proposals from third parties in connection with any similar or competing Transaction. For more information on the provisions in the Association Agreement relating to non-solicitation of Competing Transactions, see the section of this prospectus entitled “The Transaction Documents—The Association Agreement—Exclusivity.” These provisions could discourage a third party that may have an interest in acquiring all or a significant part of either company from considering or proposing such an acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to the companies and their respective shareholders than the Transaction.

Some of the conditions to the Transaction and termination rights may be waived by StoneCo or Linx without resoliciting Linx shareholder approval of the proposals approved by them.

Some of the conditions and termination rights set forth in the Association Agreement may be waived by StoneCo or Linx, subject to certain limitations. If any conditions or termination rights are waived, StoneCo will evaluate whether amendment of this prospectus would be warranted and Linx will evaluate whether new resolutions by its shareholders are warranted. Subject to applicable law, if Linx determines that new resolutions of Linx’s shareholders are not warranted, the parties will have the discretion to complete the Transaction without seeking further Linx shareholder approval.

StoneCo and Linx may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Transaction.

StoneCo’s success after completion of the Transaction will depend in part upon the ability of StoneCo to retain key employees of StoneCo and Linx. Competition for qualified personnel can be intense. Current and prospective employees of StoneCo or Linx may experience uncertainty about the effect of the Transaction, which may impair StoneCo’s and Linx’s ability to attract, retain and motivate key personnel prior to and following the Transaction. Employee retention may be particularly challenging during the pendency of the Transaction, as employees of StoneCo and Linx may experience uncertainty about their future roles with the combined company.

In addition, if key employees of StoneCo or Linx depart, the integration of the companies may be more difficult and the combined company’s business following the Transaction may be harmed. Furthermore, the combined company may have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of StoneCo or Linx, and the combined company’s ability to realize the anticipated benefits of the Transaction may thus be adversely affected. Furthermore, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or works councils or integrating employees into the combined company. Accordingly, no assurance can be given that StoneCo will be able to attract or retain key employees of StoneCo and Linx to the same extent that those companies have been able to attract or retain their own employees in the past.

The Transaction is subject to certain legal proceedings and may be subject to future legal proceedings, which could delay the Transaction and prevent the Transaction from being completed.

On August 17, 2020, a collective action lawsuit (ação civil pública) was filed by the Brazilian Institute of Corporate Activism and Governance - IBRASG against Linx and STNE, alleging that the Original Non-Compete Agreements (as defined herein) and the Original Executive Engagement Agreement (as defined herein) executed by the Linx Founding Shareholders were a form of control premium. The plaintiff has asked the court to, among other things, suspend the Linx Special Meeting and award other Linx shareholders tag-along rights to those of the Linx Founding Shareholders. StoneCo believes that the claims asserted in this suit are without merit and intends to vigorously defend the Transaction against them. StoneCo cannot predict the outcome of or estimate the possible loss or range of loss from this matter. For a more detailed description of the litigation in connection with the Transaction, see the section entitled “The Transaction—Litigation Related to the Transaction”.

StoneCo and Linx may in the future be party to legal proceedings and claims related to the Transaction in addition to the claims described above. The current claims and any future legal challenges to the Transaction could result in an injunction, preventing or delaying the completion of the Transaction. The outcome of the current claims or any future lawsuits related to the Transaction are uncertain and such legal proceedings could prevent or delay the closing and/or result in substantial costs to StoneCo and/or Linx. Any such actions may create uncertainty relating to the Transaction and may result in substantial costs and divert management time and resources. Further, the defense or settlement of the current claims or any future lawsuits or claims, if unresolved at Closing, may adversely affect the combined company’s business, financial condition, results of operations and cash flows.

Linx’s executive officers and directors have interests in the Transaction that may be different from the interests of Linx’s shareholders generally.

When considering the recommendation of Linx’s board of directors that Linx’s shareholders adopt the Association Agreement, Linx shareholders should be aware that directors and executive officers of Linx have certain interests in the Transaction that may be different from or in addition to the interests of Linx shareholders generally. The material interests of Linx directors and executive officers that shareholders should be aware of are as follows:

•	On August 11, 2020, STNE and StoneCo entered into non-compete agreements (the “Original Non-Compete Agreements”) with each of Alon Dayan, Nércio José Monteiro Fernandes and Alberto Menache (each a “Linx Founding Shareholder”). The parties amended and restated each of the Original Non-Compete Agreements on September 1, 2020 to revise certain terms therein. The Non-Compete Agreements provide that STNE will pay each Linx Founding Shareholder a number of StoneCo Class A Common Shares in exchange for such Linx Founding Shareholder’s fulfillment of certain non-compete and non-solicitation obligations.

•	On August 11, 2020, STNE and Alberto Menache entered into the Executive Engagement Proposal (the “Original Executive Engagement Agreement”), pursuant to which Alberto Menache agreed to accept the position of Chairman of the Software Division of one or more companies of Stone Group. The parties amended and restated the Original Executive Engagement Agreement on September 1, 2020 to revise certain terms therein, including Alberto Menache’s engagement as Senior Advisor to Stone Group following the Transaction (the “Executive Engagement Agreement”). Alberto Menache will receive during the term of his engagement and in return for his services to STNE, certain remuneration and benefits set forth in the Executive Engagement Agreement.

The independent members of the board of directors of Linx (the “Linx Independent Board Members”) were aware of the potentially differing interests of Linx’s other directors and considered these facts, among other matters, in reaching their decision to approve the First A&R Association Agreement at a meeting of the board of directors of Linx on September 1, 2020. The Linx Independent Board Members do not have any interests in the Transaction.

These interests are described in more detail and quantified under the section of this prospectus entitled “The Transaction Documents—Non-Compete Agreements” and “—Executive Engagement Proposal.” The Non-Compete Agreement and the Executive Engagement Agreement are filed as exhibits to the registration statement of which this prospectus is a part as Exhibits 10.2, 10.3, 10.4 and 10.5, respectively.

The Transaction may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.

The financial results of the combined company, following our acquisition of Linx, may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with our integration of the business and operations of Linx. Furthermore, as a result of the Transaction we will record a significant amount of goodwill and other intangible assets on our consolidated financial statements, which could be subject to impairment based upon future adverse changes in our business or prospects including our inability to recognize the benefits anticipated by the Transaction.

In addition, upon the acquisition of Linx we will assume all of Linx’s liabilities, including unknown and contingent liabilities that Linx assumed in connection with their acquisitions, that we failed or were unable to identify. Furthermore, Linx has additional future obligations regarding certain of these acquisitions including outstanding earn-out obligations and put options requiring Linx to purchase additional shares in the target company, which we will assume upon consummation of the Transaction. If we are not able to completely assess the scope of these liabilities or if these liabilities are neither probable nor estimable at this time, our future financial results could be adversely affected by unanticipated reserves or charges, unexpected litigation or regulatory exposure, unfavorable accounting charges, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on our business, operating results or financial condition. The price of the StoneCo Class A Common Shares if the Transaction is consummated could decline to the extent the combined company’s financial results are materially affected by any of these events.

StoneCo and Linx will incur significant transaction-related costs in connection with the Transaction.

StoneCo and Linx have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Transaction. These costs and expenses include fees paid to financial, legal, accounting and other advisors, severance and other potential employment-related costs, including payments that may be made to certain StoneCo and Linx executives, filing fees, printing expenses and other related charges. Some of these costs are payable by StoneCo and Linx regardless of whether the Transaction is completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Transaction and the integration of the two companies’ businesses. While both StoneCo and Linx have assumed that a certain level of expenses would be incurred in connection with the Transaction and continue to assess the magnitude of these costs, there are many factors beyond their control that could affect the total amount or the timing of such expenses.

There may also be additional unanticipated significant costs in connection with the Transaction that StoneCo and Linx may not recover. These costs and expenses could reduce the realization of efficiencies and strategic benefits StoneCo and Linx expect StoneCo to achieve from the Transaction. Although StoneCo and Linx expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

The value of the Consideration may be affected by fluctuations in the real/U.S. dollar exchange rate.

Volatility in the real/U.S. dollar exchange and depreciation of the Brazilian real against the U.S. dollar may decrease the value of the Consideration, either directly affecting the cash portion of the Consideration or indirectly affecting the price of StoneCo Class A Common Shares. As the exchange rate of the real and the U.S. dollar fluctuates, the implied value of the Consideration will fluctuate too. As a result, the implied value of the Consideration that you will receive upon the completion of the Transaction could be greater than, less than or the same as the implied value of the Consideration in U.S. dollars on the date of this prospectus or at the time of the Linx Special Meeting. See also “Risk Factors—Risks Relating to Brazil and the Other Countries in Which We Operate.”

Risks Relating to the Combined Company Following Completion of the Transaction

We may not realize the benefits anticipated from the Transaction, which could adversely affect our stock price.

The anticipated benefits from the Transaction are, necessarily, based on projections and assumptions about the combined businesses of our company and Linx, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the anticipated benefits will depend on our ability to successfully and efficiently integrate the business and operations of Linx with our business and achieve the expected synergies. We may encounter significant challenges with successfully integrating and recognizing the anticipated benefits of the potential Transaction, including the following:

•	potential disruption of, or reduced growth in, our historical core businesses, due to diversion of management attention and uncertainty with our current client relationships;

•	challenges arising from the expansion of our product offerings into adjacencies with which we have limited experience, including enterprise management software;

•	challenges arising from the expansion into those Linx regions where we do not currently operate or have significant operations;

•	coordinating and integrating research and development teams across technologies and products to enhance product development while reducing costs;

•	consolidating and integrating corporate, information technology, finance and administrative infrastructures, and integrating and harmonizing business systems;

•	coordinating sales and marketing efforts to effectively position our capabilities and the direction of product development;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining Linx’s business with our business;

•	limitations prior to the completion of the Transaction on the ability of management of our company and of Linx to conduct planning regarding the integration of the two companies;

•	the increased scale and complexity of our operations resulting from the Transaction;

•	retaining key employees, suppliers and other partners of our company and Linx;

•	retaining and efficiently managing Linx’s customer base;

•	obligations that we will have to counterparties of Linx that arise as a result of the change in control of Linx;

•	difficulties in anticipating and responding to actions that may be taken by competitors in response to the Transaction; and

•	the assumption of and exposure to unknown or contingent liabilities of Linx.

In addition, our anticipated benefits of the Transaction with Linx contemplate certain synergies. Consequently, even if we are able to successfully integrate the operations of Linx with ours, we may not realize the full benefits of the Transaction if we are unable to identify and implement the anticipated synergies or if the actions taken to implement such synergies have unintended consequences on our other business operations.

If the Transaction is consummated, the inclusion of Linx’s business as a consolidated subsidiary of ours will result in certain incremental risks to us, which risks are expected to be material and could have a material adverse effect on our future results of operations and financial condition. The addition of Linx’s business may also exacerbate existing risks to our business.

If the Transaction is consummated, Linx will operate its business as a consolidated subsidiary of ours. We have not historically engaged in a business similar to Linx and Linx’s business and structure will pose incremental risks to us, many of which may be material. These risks include, but are not limited to:

•	business operational risks, including macroeconomic changes, and the impact of such changes on the market for enterprise management software;

•	Linx’s substantial dependence on revenue generated from services related to its integrated enterprise management software, including monthly subscription fees;

•	risks related to the competitive nature of the software industry, which is characterized by changing technology, changing client and end-consumer needs, evolving industry standards and frequent introductions of new products and services;

•	risks related to Linx’s historical growth strategy, which has included acquisitions, and in particular, Linx’s inability to integrate an acquired business or technology as successfully as expected or to accurately identify and assess the magnitude of the liabilities assumed by Linx;

•	risks related to system failures, the non-authorized or incorrect use of third-party data used by and/or made available to Linx’s systems; and

•	risks associated with Linx’s failure to adequately protect personal data.

If the Transaction is consummated, each of these risks could have material adverse effect on our results of operations and financial condition.

In addition, the consummation of the Transaction may heighten the potential adverse effects on our business, operating results, cash flows or financial condition described in the risk factors contained in the StoneCo 2019 20-F and incorporated by reference herein, including, but not limited to:

•	risks related to the novel coronavirus (COVID-19) pandemic and its impact on our business, as well as to other natural and man-made disasters and catastrophes;

•	risks related to unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise;

•	risks related to our ability to manage growth effectively; and

•	risks related to changes in general, economic, market and political conditions, particularly in Brazil.

Certain of Linx’s outstanding indebtedness requires lender consents in order to complete the Transaction. If such consents are not obtained, this indebtedness could be accelerated, and we may not be able to refinance such indebtedness on favorable terms or at all following the Transaction.

The terms of certain of Linx’s indebtedness include covenants and/or events of default that will be breached or triggered (as applicable) upon a change of control of Linx, unless we obtain prior creditor consent. In particular, certain credit agreements entered into by and between Linx’s affiliate Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”) as debtor, Banco Nacional de Desenvolvimento Economico e Social (“BNDES”) as creditor, and Linx as guarantor provide that prior consent from BNDES must be obtained for certain corporate reorganizations, including but not limited to a merger of shares, involving either Linx or Linx Sistemas. As of the date of the Form F-4, Linx has informed BNDES about the Transaction and is seeking to obtain the required consents. The total aggregate amount outstanding under such credit agreements as of June 30, 2020 was R$201,640,000.

If Linx does not obtain the requisite consents from holders of such indebtedness to the transfer of control of Linx to StoneCo as a result of the completion of the Transaction, a significant portion of Linx’s indebtedness could be accelerated by the holders of such debt upon completion of the Transaction. The resulting acceleration of Linx’s indebtedness could adversely affect StoneCo’s and Linx’s financial condition.

As a condition to Closing of the Transaction, Linx must obtain such consent from BNDES and certain other material consents. For more information on the conditions precedent that must be satisfied or waived for the Transaction to occur, see the section of this prospectus entitled “The Transaction Documents—The Association Agreement—Conditions to the Transaction.”

Risks Related to Our Business and Industries in Which We Operate

You should read and consider the risk factors specific to our business that will also affect the combined company after the Transaction. These risks are described in Item 3D of the StoneCo 2019 Form 20-F, as such risks may be updated or supplemented in StoneCo’s subsequently filed current reports on Form 6-K, which are incorporated by reference into this prospectus. See the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information”.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises, such as the COVID-19 pandemic, may have an adverse impact on our clients’ financial condition, particularly SMB merchants, consequently impacting our business.

Our business is focused on SMB merchants in Brazil that conduct commerce primarily through brick-and-mortar storefronts. Our business and the businesses of our clients could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus (COVID-19). The global spread of the COVID-19 pandemic, which originated in late 2019 and was later declared a pandemic by the World Health Organization in March 2020, has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. Reflecting this, the COVID-19 pandemic has caused the levels of equity and other financial markets to decline sharply and to become volatile in February, March and April 2020, and the market volatility resulting from the COVID-19 pandemic has already caused a number of planned public stock offerings and merger and acquisition transactions in Brazil to be postponed or cancelled.

The risk (or public perception of the risk) of a pandemic, such as the COVID-19 pandemic, or media coverage of infectious diseases caused customers to avoid our clients storefronts, and with respect to our clients’ businesses generally, caused temporary disruptions in our clients’ businesses and they cause long-term description or closures. For instance, the COVID-19 pandemic has led to some of our clients’ employees being unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many of our clients’ stores or facilities, and in some cases, our clients’ businesses. These factors have adversely impacted our clients’ sales and severely disrupted their operations, leading to a decline in TPV and in the revenue we generate from our clients. Furthermore, if our clients’ businesses continue to be adversely affected, default rates for clients using our credit solutions will likely rise.

The ultimate extent of the impact of any epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Relating to Brazil and the Other Countries in Which We Operate

You should read and consider the risk factors specific to our business’s operations in Brazil that will also affect the combined company after the Transaction. These risks are described in Item 3D of the StoneCo 2019 Form 20-F, as such risks may be updated or supplemented in StoneCo’s subsequently filed current reports on Form 6-K, which are incorporated by reference into this prospectus. See the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information”.

Risks Relating to the StoneCo Class A Common Shares

You should read and consider the risk factors specific to the StoneCo Class A Common Shares that will also affect shareholders of the combined company after the Transaction. As StoneCo Class A Common Shares will underlie the StoneCo BDRs, such risk factors may be relevant to the StoneCo BDRs as well. These risks are described in Item 3D of the StoneCo 2019 Form 20-F, as such risks may be updated or supplemented in StoneCo’s subsequently filed current reports on Form 6-K, which are incorporated by reference into this prospectus. See the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information”.

StoneCo Class A Common Shares or StoneCo BDRs to be received by Linx shareholders as a result of the Transaction, as applicable, will have rights different from the Linx Shares they hold prior to the Transaction.

Upon completion of the Transaction, the rights of former Linx shareholders who become holders of StoneCo Class A Common Shares will be governed by the StoneCo Articles of Association and by the laws of the Cayman Islands. The rights associated with Linx Shares are different from the rights associated with StoneCo Class A Common Shares or StoneCo BDRs, as the case may be. Material differences between the rights of shareholders of Linx and the rights of shareholders of StoneCo include differences with respect to, among other things, dividends, redemptions, preemptive rights, shareholder voting rights, approval of mergers and business combinations, cumulative voting, nomination and appointment of directors, vacancies on the board of directors, committees of the board of directors, the fiscal counsel, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, shareholder action by written consent, mandatory tender offer, shareholder information rights, rights of dissenting shareholders, the ability to amend governing documents and the indemnification of directors and officers. See the section of this prospectus entitled “Comparison of the Rights of Holders of StoneCo and Linx Shares.”

The trading of StoneCo Class A Common Shares or StoneCo BDRs after completion of the Transaction may cause the market price of StoneCo Class A Common Shares or StoneCo BDRs to fall.

The StoneCo Class A Common Shares are publicly traded on the Nasdaq and the StoneCo BDRs will be publicly traded on the B3, enabling former Linx shareholders to sell the StoneCo Class A Common Shares or StoneCo BDRs they receive in the Transaction. Such sales of StoneCo Class A Common Shares or StoneCo BDRs may take place promptly following the Transaction and could have the effect of decreasing the market price for StoneCo Class A Common Shares or StoneCo BDRs owned by former Linx shareholders below the market price of the Linx Shares owned by such Linx shareholders prior to completion of the Transaction.

The market price of StoneCo Class A Common Shares or StoneCo BDRs after the Transaction may be affected by factors different from those that may currently affect the market price of Linx Shares.

Upon completion of the Transaction, subject to restrictions shareholders may have, and the adjustments set forth in the Association Agreement, holders of Linx Shares will become holders of StoneCo Class A Common Shares or StoneCo BDRs, as the case may be. StoneCo’s combined businesses following the Transaction will differ from those of StoneCo and Linx, respectively, prior to completion of the Transaction in important respects and, accordingly, after the Transaction, the market price of StoneCo Class A Common Shares or StoneCo BDRs may be affected by factors different from those currently affecting the market price of StoneCo Class A Common Shares and Linx Shares, separately.

Risks Relating to Tax Matters

The receipt of the Consideration pursuant to the Transaction will be a taxable transaction for U.S. federal income tax purposes.

The exchange of Linx Shares for the Consideration in the Transaction will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder (as defined herein) will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the fair market value of any StoneCo Class A Common Shares or StoneCo BDRs, as the case may be, received on the date of the exchange and/or the cash received with respect to the Linx Shares exchanged and (ii) the U.S. Holder’s adjusted tax basis in the Linx Shares. A U.S. Holder will have a tax basis in any StoneCo Class A Common Shares or StoneCo BDRs, as the case may be, received equal to their fair market value on the date of the exchange, and the U.S. Holder’s holding period for such StoneCo Class A Common Shares will begin on the day after the date of the exchange. The tax consequences of the Transaction and of holding StoneCo Class A Common Shares or StoneCo BDRs are discussed in more detail below under “Material Tax Considerations—U.S. Federal Income Tax Consequences”.

There could be adverse tax consequences to Linx shareholders who hold StoneCo Class A Common Shares or StoneCo BDRs following the Transaction if we are a passive foreign investment company.

U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Based on the expected composition of our income and assets, including goodwill, we do not believe that we currently are a PFIC. However, our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets and the value of our assets from time to time (including, following the Transaction, the income and assets of Linx), there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC, U.S. shareholders would be subject to certain adverse U.S. federal income tax consequences as discussed under “Material Tax Considerations—U.S. Federal Income Tax Considerations.” In particular, although we consider ourselves to be actively engaged in an active business, it is not entirely clear how certain of our income will be treated for purposes of the PFIC rules. Certain of our income may be treated as passive income, unless such income is eligible for an exception for income derived in the active conduct of a financing business under Section 954(h) of the Internal Revenue Code of 1986, as amended (the “Active Financing Exception”), and related assets may be considered passive assets unless the Active Financing Exception applies. We believe that the Active Financing Exception, as interpreted by recently proposed Treasury regulations (the “Proposed Regulations”), should apply to treat such income and related assets as active, but such treatment is not certain and, in particular, it is not certain how the Active Financing Exception will apply to our assets and income following the Transaction. Moreover, while the Proposed Regulations permit taxpayers to rely on them, it is possible that the U.S. Department of the Treasury (“Treasury Department”) will not follow the approach of the Proposed Regulations when issuing final regulations, in which case the Active Financing Exception might not apply to our income and it is possible that we could be treated as a PFIC.

Risks Related to Linx’s Business

You should read and consider the risk factors specific to Linx’s business that will also affect the combined company after the Transaction. These risks are described in Item 3D of the Linx 2019 Form 20-F, as such risks may be updated or supplemented in Linx’s subsequently filed current reports on Form 6-K, which are incorporated by reference into this prospectus. See the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information”.

The Linx Special Meeting

StoneCo is providing this prospectus to holders of Linx Shares in advance of the Linx Special Meeting that Linx has called for the purpose of approving the Transaction. This prospectus contains information that you need to know about the Transaction and the proposals to be voted on at the Linx Special Meeting, in order to be able to vote, or instruct your vote, as applicable, to be cast at the Linx Special Meeting.

Date, Time and Place of the Linx Special Meeting

The Linx Special Meeting to consider the Merger of Shares is scheduled to be held virtually through an electronic platform on November 17, 2020 at 2:00 p.m. (São Paulo time).

Purpose of the Linx Special Meeting

The Linx Special Meeting will consider and vote on:

•	the approval of the Transaction, pursuant to the Merger of Shares Protocol;

•	the waiver of any obligations of STNE to carry out the public tender offer for the acquisition of the Linx Shares, pursuant to Article 43 of the bylaws of Linx, as a result of the Transaction;

•	the waiver of STNE’s adhesion to the Novo Mercado segment of the B3 in case of approval of the proposed Transaction; and

•	in the case that any of the items above are not approved, the authorization to continue with the interactions with TOTVS in the event the effectiveness of their merger proposal is extended.

The mandatory tender offer (“MTO”) provided for in Article 43 of the bylaws of Linx, the waiver of which is part of the Transaction Proposal, provides that any shareholder or person that acquires or becomes the holder of an equity stake in Linx representing 25% or more of the Linx Shares is required to launch a tender offer to acquire all of the remaining Linx Shares in accordance with the provisions of the applicable regulations of the CVM, Novo Mercado Rules and Linx’s bylaws. The MTO is required to be made within 60 days from the date of the event on which title to the qualifying equity stake is acquired.

The approval of the Transaction Proposal (which includes the waiver of the MTO provision and the exemption for STNE to adhere to the Novo Mercado listing level of B3) is a condition for the Transaction provided for in the Merger of Shares Protocol.

On August 11, 2020, StoneCo, STNE and DLP entered into that certain Voting Commitment and Assumption of Obligations (the “Voting Agreement”) with Linx and the Linx Founding Shareholders, whereby the parties to the Voting Agreement undertook, as limited by the Brazilian Law No. 6.404/76, as amended (the “Brazilian Corporation Law”), obligations to implement the Transaction, including by binding their shares to vote in favor of the corporate resolutions necessary for the approval, closing and implementation of the Transaction. Linx and STNE acted as intervening parties in the Voting Agreement. The Voting Agreement also indicates that if, at the Linx Special Meeting regarding the Transaction, a sufficient approval quorum is reached for the approval of matters related to the Transaction, considering the favorable vote of other Linx shareholders, Linx Founding Shareholders are free to vote in favor or abstain from voting, according to their convenience, to the extent that, in this case, the calculation of the Linx Founding Shareholders’ votes does not affect the effective approval of the Transaction. In any event, the voting obligations of Linx Founding Shareholders established in the Voting Agreement will be subject to legal impediments and may not violate CVM and Novo Mercado Rules. The Linx Founding Shareholders party to the Voting Agreement held, as of the date thereof, 13.92% of the issued share capital of Linx. In order to approve the Transaction Proposal (as defined herein), holders of at least the majority of Linx Shares must vote in favor of the Transaction. For more information, see “The Transaction Documents—Voting Agreement”.

Quorum for Installation

The Linx Special Meeting will be installed on first call if the requirement of attendance by two-thirds of the issued and outstanding Linx Common Shares are present.

If the attendance requirement is not met for the Linx Special Meeting on first call, the Linx Special Meeting will be reconvened at a date and time, at least eight calendar days after the date and time scheduled for the Linx Special Meeting on first call. The Linx Special Meeting will be installed on second call with any percentage of holders present at the meeting following second call.

Required Vote

At the Linx Special Meeting approval of (i) the Transaction, pursuant to the Merger of Shares Protocol; (ii) the waiver of any obligations of STNE to carry out the public tender offer for the acquisition of the Linx Shares, pursuant to Article 43 of the bylaws of Linx, as a result of the Transaction; (iii) the waiver of STNE’s adhesion to the Novo Mercado segment of the B3 in case of approval of the proposed Transaction; and (iv) in the case that any of the items (i) through (iii) above are not approved, the authorization to continue with the interactions with TOTVS in the event the effectiveness of their merger proposal is extended. Abstentions will be counted for purposes of establishing quorum at the Linx Special Meeting but will not be counted as votes for or against any matter voted on at the Linx Special Meeting. The approval by the holders of Linx Shares of the Transaction Proposal is a condition to the completion of the Merger of Shares. If the Transaction Proposal is not approved, the Merger of Shares will not be completed.

Shareholders Entitled to Attend the Linx Special Meeting and to Vote

Holders of Linx Common Shares on the date of the Linx Special Meeting are entitled to attend the Linx Special Meeting and vote on the items set forth on the agenda, as long as they have timely provided the appropriate documentation required by Linx at the time of the call notice to the Linx Special Meeting. There is no record date for purposes of determining direct holders of Linx Common Shares entitled to attend the Linx Special Meeting or to vote. Holders of Linx Shares wishing to authorize a proxy to vote their Linx Shares may do so by mailing the proxy instruments to Linx’s head office, which instruments must be received by Linx at least two business days in advance of the Linx extraordinary general shareholders meeting. Linx does not accept electronic proxies.

To be valid, the proxy must be appointed less than one year before the Linx Special Meeting. For legal entities that hold Linx Shares, any proxy duly constituted in accordance with applicable law and such legal entities’ corporate documents may represent the shareholder at the Linx Special Meeting. However, an investment fund must be represented by its investment fund officer. For individuals who hold Linx Common Shares, the proxy must be either a shareholder, an executive officer or board member of Linx, a lawyer or a financial institution.

Pursuant to provisions of the Deposit Agreement, dated as of June 25, 2019 (the “Linx Deposit Agreement”), among Linx, The Bank of New York Mellon, as the depositary (the “Linx Depositary”), and the owners and holders from time to time of ADSs issued thereunder, holders of Linx ADSs are not entitled to attend or vote at the Linx Special Meeting, although holders of Linx ADSs are entitled to instruct the Linx Depositary how to vote the amount of underlying Linx Common Shares in the manner described below. If you hold Linx ADSs and wish to attend and vote at the Linx Special Meeting, you must first surrender your Linx ADSs and withdraw the Linx Common Shares represented thereby in accordance with the terms of the deposit agreement governing the Linx ADSs, and then you may attend and vote at the Linx Special Meeting.

You will need to take these steps in sufficient time to allow your ownership of the Linx Common Shares to be reflected in the shareholder list that Linx will use to determine holders of Linx Common Shares that are permitted to attend the Linx Special Meeting.

Solicitation of Proxies

Linx intends to use distance vote ballots (boletim de voto a distância) to solicit proxies from its shareholders so that they may exercise their voting rights at the Linx Special Meeting. In addition, holders of Linx Common Shares can still be represented by proxy in accordance with the Brazilian Corporation Law.

Manner of Voting

Holders of Linx Common Shares

Holders of Linx Common Shares may exercise their voting rights at the Linx Special Meeting by using distance vote ballots (boletim de voto a distância), in which they convey voting instructions for the completion of the ballot of remote vote through the respective custodian agents, in case they provide said services.

The service of collection and transmission of instructions and completion of vote may be provided also by Banco Itaú, bookkeeping agent of the stocks issued by Linx, by means of an electronic platform. For such purpose, the Stockholder shall register on the website Itaú Securities Services Assembleia Digital (https://www.itau.com.br/securitiesservices/assembleiadigital/).

Furthermore, holders of Linx Common Shares shall be allowed to exercise the voting rights by means of the distance vote ballots directly sending the identification documents to the Company (ri@linx.com.br) for the attention of the Investors Relations Board.

The distance vote ballots, accompanied by the respective documentation, shall be considered solely in case they are received by Linx, in order, within up to seven days before the date of the Linx Special Meeting. According to the provisions set forth in Article 21-U of the Instruction CVM number 481, Linx shall inform the holders of Linx Common Shares whether the documents received are sufficient so that the vote is considered valid, or the procedures and terms for possible rectification or resend, as necessary.

Holders of Linx ADSs

As soon as practicable after receipt of notice of the Linx Special Meeting, if requested in writing by Linx, the Linx Depositary will disseminate to all registered holders of Linx ADSs (“Linx ADS Owners”) a notice, the form of which notice will be in the sole discretion of the Linx Depositary, containing:

•	the information included in the notice of meeting received by the Linx Depositary from Linx;

•	a statement that the Linx ADS Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Brazilian law and Linx’s estatutos, to instruct the Linx Depositary as to the exercise of the voting rights pertaining to the number of Linx Common Shares represented by their respective Linx ADSs;

•	a statement as to the manner in which such instructions may be given, including an express indication that instructions may be deemed given in accordance with penultimate sentence of the next paragraph, if no instruction is received, to the Linx Depositary to give a discretionary proxy to a person designated by Linx; and

•	the last date on which the Linx Depositary will accept instructions, or the Instruction Cutoff Date.

Upon the written request of a Linx ADS Owner on the record date specified by the Linx Depositary that is received on or before the Instruction Cutoff Date, the Linx Depositary will endeavor, insofar as practicable and permitted under the applicable laws and provisions of Linx’s estatutos, to vote or cause to be voted the number of Linx Common Shares represented by the Linx ADSs held by the Linx ADS Owner in accordance with the instructions set forth in that request. The Linx Depositary may not itself vote or attempt to exercise the right to vote that attaches to the Linx Common Shares underlying the Linx ADSs other than in accordance with instructions given by Linx ADS Owners and received by the Linx Depositary or as provided in the following sentence. If (1) Linx instructed the Linx Depositary to disseminate a notice of the Linx Special Meeting as described above and gives the Linx Depositary notice of the Linx Special Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of Linx Common Shares in connection with the Linx Special Meeting not less than 30 days prior to the date of the Linx Special Meeting, (2) no instructions are received by the Linx Depositary from a Linx ADS Owner with respect to a matter and any number of Linx ADSs owned by that Linx ADS Owner on or before the Instruction Cutoff Date, and (3) the Linx Depositary has received from Linx, by the business day following the Instruction Cutoff Date, a written confirmation that, as of the Instruction Cutoff Date, (x) Linx wishes a proxy to be given under this sentence, (y) Linx reasonably does not know of any substantial opposition to the matter, and (z) the matter is not materially adverse to the interests of holders of Linx Common Shares, then, the Linx Depositary shall deem that Linx ADS Owner to have instructed the Linx Depositary to give a discretionary proxy to a person designated by Linx with respect to that matter and the number of Linx Common Shares represented by number of Linx ADSs and the Linx Depositary shall give a discretionary proxy to a person designated by Linx to vote that number of Linx Common Shares as to that matter. Under Brazilian law, the Linx Depositary may vote the Linx Common Shares represented by Linx ADSs in accordance with the instructions of the Linx ADS Owners even if those instructions differ among those Linx ADS Owners.

Ownership of a Linx ADS does not entitle the holder to attend the Linx Special Meeting. A Linx ADS Owner wishing to do so must surrender its Linx ADSs and obtain delivery of the underlying Linx Common Shares, registered in the name of that Linx ADS Owner, before the meeting. To do so, the holder you must (1) surrender to The Bank of New York Mellon, as Linx Depositary, at 240 Greenwich Street, New York, NY 10286, the Linx ADSs representing Linx Common Shares that the holder wishes to withdraw, (2) pay a fee to the Linx Depositary in the amount of up to U.S.$0.05 per Linx ADS for the cancellation of those Linx ADSs, and (3) pay any taxes or governmental charges payable in connection with the holder’s withdrawal of the Linx Common Shares from the Linx ADS program, among other fees. If a holder surrenders Linx ADSs and receives Linx Common Shares, the Linx Common Shares so received will be registered at the clearing and settlement chamber of the B3, and the holder will need to obtain your its foreign investor registration under Resolution No. 4,373 of the National Monetary Council, or Resolution 4,373. The holder will need to take these steps in sufficient time to allow its ownership of the Linx Common Shares to be reflected in the shareholder list that Linx will use to determine holders of Linx Common Shares that are permitted to attend the Linx Special Meeting.

Withdrawal Rights

Under Article 137 of the Brazilian Corporation Law, the holders of Linx Common Shares that dissent from the vote in favor of the Merger of Shares have the right to withdraw the Linx Common Shares of which they were record holders at the close of trading on the date of the first publication of the call notice for the Linx Special Meeting, or on the date of communication of the material relevant object of the resolution, whichever occurs first, and request that Linx reimburse the value of those Linx Common Shares. You cannot exercise these withdrawal rights if you vote in favor of the Merger of Shares. The failure to vote on the Merger of Shares at the Linx Special Meeting by a shareholder who would otherwise be entitled to exercise withdrawal rights will not constitute a waiver of that shareholder’s withdrawal rights.

If you hold Linx ADSs, you are not entitled to withdrawal rights with respect to the Merger of Shares. If you hold Linx ADSs and wish to exercise the withdrawal rights with respect to the Linx Common Shares represented thereby, you must surrender your Linx ADSs a sufficient amount of time prior to the Linx Special Meeting held to approve the Merger of Shares to enable you to receive delivery of the Linx Common Shares represented thereby in accordance with the terms of the deposit agreement governing the Linx ADSs prior to the date of the Linx Special Meeting.

If you have withdrawal rights and exercise these rights, you will receive from Linx an amount in cash equal to the net asset value of your Linx Common Shares, determined based on the book value of Linx assets and liabilities as of December 31, 2019. Based on this net asset value, the withdrawal value per Linx Common Share is R$9.45.

If you have withdrawal rights, your withdrawal rights will lapse 30 days after publication of the minutes of the Linx Special Meeting at which the Merger of Shares is approved. Once the 30-day period for the exercise of your withdrawal rights has expired, you will no longer have any right to compel Linx to redeem your Linx Common Shares. The minutes of the Linx Special Meeting, as well as a notice to the market issued pursuant to CVM Instruction No. 358 and filed with the CVM disclosing any material acts or facts concerning publicly traded companies registered with the CVM (a “Material Fact”) related to the approval of the Merger of Shares, will be published in the newspapers in which Linx customarily publishes its notices on the business day following the Linx Special Meeting. Such publication will constitute your sole notification regarding the commencement of the period to exercise your withdrawal rights. If you notify Linx that you wish to exercise your withdrawal rights, such request will be irrevocable.

To exercise its withdrawal rights, a shareholder holding shares in custody with Itaú Corretora de Valores S/A, the transfer agent for the shares of Linx, must appear, personally or through an attorney-in-fact, at any office of Itaú Corretora de Valores S/A, during the 30-day period for the exercise of its withdrawal rights, complete a form related to the exercise of the withdrawal rights, which is available in those offices, and surrender certified copies of the documents listed below:

•	Individuals: Individual Taxpayers’ Register, Identity Card and current evidence of address (issued within the previous two months).

•	Legal Entity: National Corporate Taxpayers’ Register, bylaws/articles of association and corresponding amendments, as well as documents related to the partners/legal representatives (act of appointment, Individual Taxpayers’ Register, Identity Card and current evidence of address).

Shareholders represented by attorneys-in-fact must surrender the documents described above and the respective public power of attorney, which shall grant special powers to the attorney-in-fact authorizing him to exercise, on behalf of the grantor, the withdraw rights and request the reimbursement for the shares.

Shareholders holding shares through the Fungible Custody of Registered Shares of the Stock Exchange must exercise their withdrawal rights through their custody agents.

The Transaction

The following is a description of the material aspects of the Transaction. This section does not purport to be complete and may not contain all of the information that is important to you. You should carefully read this entire prospectus and the documents incorporated by reference into this prospectus, including the full text of the Association Agreement, the Voting Agreement, the Non-Compete Agreements and the Executive Engagement Agreement, each of which is incorporated by reference or filed as an exhibit to the registration statement of which this prospectus is a part, for a more complete understanding of the Transaction. All descriptions in this summary and in this prospectus of the terms and conditions of the Transaction are qualified in their entirety by reference to the complete text of the Association Agreement, the Voting Agreement, the Non-Compete Agreements and the Executive Agreement. In addition, important business and financial information about each of StoneCo and Linx is included in or incorporated by reference into this prospectus and the exhibits to the registration statement of which this prospectus is a part. For a listing of the documents incorporated by reference into this prospectus, see the section of this prospectus entitled “Incorporation of Certain Documents by Reference.”

Overview

On August 11, 2020, Linx and STNE entered into the Original Association Agreement, outlining certain transactions, including a corporate reorganization as described herein. On September 1, 2020, the parties entered into the First A&R Association Agreement to revise certain terms in the Original Association Agreement, including increasing the cash portion of the Consideration and lowering the amount payable for a Fine (as defined herein). On October 2, 2020, the parties entered into the Second A&R Association Agreement to revise certain terms in the First A&R Association Agreement, including the treatment of the Linx Plans (as defined herein). The Linx Founding Shareholders, StoneCo and DLP acted as intervening parties thereto. Upon the consummation of a series of transactions set forth in the Association Agreement, Linx will become a wholly owned subsidiary of STNE.

Pursuant to the terms and subject to the conditions set forth in the Association Agreement, each Linx Share issued and outstanding immediately prior to the consummation of the Transaction will be automatically contributed to STNE in exchange for one newly issued redeemable STNE Class A Preferred Share and one newly issued redeemable STNE Class B Preferred Share. Immediately thereafter, each STNE Class A Preferred Share will be redeemed for a cash payment of R$31.56 (updated pro rata die according to the six-month CDI rate variation from the date which is six months after August 11, 2020 until the date of the payment of the consideration) and each STNE Class B Preferred Share will be redeemed for, (i) in the case of each Linx ADS, 0.0126774 StoneCo Class A Common Shares or (ii) in the case of each Linx Common Share, 0.0126774 StoneCo BDRs.

The Base Exchange Ratio takes into account the following assumptions: (i) that no declaration, payment of dividends or interest on equity by STNE or Linx will take place until Closing; (ii) that on October 2, 2020, except for the disclosure of the quarterly results and for the material facts related to the Transaction, there were no material facts pending disclosure to the market by Linx and/or StoneCo; (iii) that on September 1, 2020, Linx’s corporate capital was represented by 189,408,960 common shares, including 175,282,969 outstanding shares and 14,125,991 treasury shares; and (iv) that on the Closing date, the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans will amount to 179,058,617 common shares, all nominative and with no par value, provided that any change in the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans will impact, equally and in the same proportion, the Base Exchange Ratio, thereby increasing or decreasing the total amount of cash and StoneCo Class A Common Shares or StoneCo BDRs per Linx Common Share or Linx ADS, as the case may be, to be delivered in connection with the redemption of the STNE Class A Preferred Shares and the STNE Class B Preferred Shares.

As a result of the Transaction, the number of outstanding shares of STNE will be increased by the number of New STNE Shares. The New STNE Shares will have the rights and benefits attributed to them under the terms of the STNE bylaws. The New STNE Shares will not have the right to vote, will have priority in the capital reimbursement in case of liquidation, without a premium, and will be automatically redeemed at the Closing, without a special meeting being held for such purpose. After the Closing date, any fractional StoneCo Class A Common Shares or StoneCo BDRs issued by StoneCo will be grouped into whole numbers and sold on the open market managed by Nasdaq or B3, as applicable. The net proceeds from the sale of the fractional shares will be distributed on a pro rata basis to the former Linx shareholders who held such fractional shares. No additional consideration in cash or in kind will be paid by StoneCo and/or STNE to Linx shareholders in connection with the Transaction. The consideration payable to holders of Linx Shares will be paid on the Closing date.

If the Transaction is completed, Linx will become a wholly owned subsidiary of STNE and Linx will no longer be an independent, publicly traded corporation incorporated under the laws of the Federative Republic of Brazil. Based on the exchange ratios, adjustments and limitations set forth in the Association Agreement, it is anticipated that, immediately following completion of the Transaction, former holders of Linx Common Shares will own approximately 0.7% of StoneCo on a fully diluted basis.

Background to the Transaction

The StoneCo board of directors, together with StoneCo’s management and with the assistance of StoneCo’s legal, financial and other strategic advisors, has periodically reviewed and considered various strategic opportunities available to StoneCo and ways to enhance shareholder value and StoneCo’s performance and prospects. These reviews have included consideration of mergers, acquisitions and other business combinations.

As part of those strategic discussions, around November, 2018, StoneCo decided to approach the Linx Founding Shareholders regarding a potential business combination transaction with Linx that StoneCo believed would generate substantial synergies in the payments market, enhance completeness of service to customers, and generally increase the combined companies’ competitiveness in the global markets. In around early December, 2018, representatives of StoneCo initiated contact with representatives of the Linx Founding Shareholders to present a verbal, indicative, non-binding offer to merge Linx into StoneCo, or a subsidiary thereof, in exchange for a combination of cash and shares of StoneCo. The Linx Founding Shareholders and StoneCo agreed to execute a non-disclosure agreement, on December 4, 2018 (“NDA”), in order to pursue the potential transaction discussions. These discussions only considered possible high level financial terms of a transaction and the parties involved agreed that any discussion of non-financial terms would require the participation of counsel for the parties to determine the most effective structure for such a potential transaction. However, these discussions did not proceed beyond these preliminary stages and discussions were terminated.

At the end of May, 2020, StoneCo resumed internal discussion and review regarding a potential transaction with Linx. Representatives of StoneCo made preliminary contact with representatives of Linx at the end of June, 2020 to explore the possibility of opening discussions about a possible business combination transaction. On July 14, 2020, the parties agreed to an extension of the term of the NDA. During the course of July, 2020, StoneCo engaged in a series of further internal discussions, including review and discussion with its financial and legal advisors, in order to consider and explore the parameters of a possible proposal to Linx, the results of which were presented to and discussed with the board of directors of StoneCo on August 1, 2020.

On August 2, 2020, representatives of StoneCo submitted a written proposal to the CEO of Linx with respect to a potential merger transaction whereby Linx shareholders would be entitled to receive aggregate consideration in the amount of R$33.00 per Linx Share at Closing, comprising 65% in shares of StoneCo and 35% in cash, assuming 176.8 million shares of Linx on a fully diluted basis, net of treasury shares.

Between August 2, 2020 and August 5, 2020, representatives of StoneCo and Linx participated in discussions regarding the financial terms of the proposal from StoneCo.

Following initial feedback from Linx that the overall consideration did not provide sufficient value to Linx shareholders, on August 6, 2020, StoneCo provided Linx with a revised proposal at an increased aggregate price per Linx Share of R$34.00 comprising 50% in shares of StoneCo and 50% in cash, assuming 176.8 million shares of Linx on a fully diluted basis, net of treasury shares.

Following those discussions, on August 7, 2020, and in response to Linx’s request to increase the cash component of the offer, representatives of StoneCo made a further oral offer to representatives of Linx, to change the proportions of the consideration to 90% in cash and 10% in shares of StoneCo.

On August 8, 2020, legal representatives of StoneCo delivered initial drafts of transaction documents to legal representatives of Linx and the Linx Founding Shareholders, proposing that the transaction be implemented by Linx merging with and into a subsidiary of StoneCo.

During the period from August 8 through August 11, 2020, representatives of StoneCo and representatives of Linx and the Linx Founding Shareholders held a number of further discussions and engaged in negotiations regarding the potential transaction structure and other terms and conditions of the Transaction and definitive agreements. These discussions and negotiations focused on the other key financial and non-financial terms of the transaction such as the price, the scope and terms of the exclusivity provisions, the amount and triggers of any break fees to be paid by Linx or StoneCo, the closing conditions with respect to the Transaction, including obligations of StoneCo to obtain the applicable antitrust approval, termination provisions, obligations of the Linx Founding Shareholders to support and vote in favor of the Transaction, and the terms and conditions relating to employment, retention and non-compete arrangements with members of the Linx management team.

On August 9, 2020 the StoneCo board of directors was provided with an update on the material terms and conditions of the Transaction and, by means of written resolution, the StoneCo board of directors unanimously approved the entry into the Association Agreement and the Transaction and delegated authority to StoneCo management to conclude the definitive terms of the Transaction and the related documentation.

Following further discussions between the parties and their respective representatives, on August 10, 2020, representatives of StoneCo and Linx reached agreement on an aggregate price per Linx share of R$34.25, assuming 176.8 million shares of Linx on a fully diluted basis, net of treasury shares (which was subsequently adjusted to R$33.76 to reflect the actual number of shares of Linx on a fully diluted basis of 179.0 million shares, net of treasury shares), representing a premium of 28.3% over Linx’s 30-day VWAP.

On August 11, 2020, prior to the execution of the Transaction documents, news of the potential Transaction first leaked to the markets and, in accordance with applicable laws and regulations, Linx responded with a notice to the market filed with CVM on the same date, confirming that final discussions were taking place between representatives of StoneCo regarding a potential transaction.

Later on August 11, 2020, StoneCo, STNE, DLP, Linx and the Linx Founding Shareholders entered into the Original Association Agreement and the Voting Agreement, which sets forth, respectively, the terms of the Transaction and the agreement by which DLP and the Linx Founding Shareholders are to exercise their voting rights so as to effect the combination of the operations and the shareholdings of Linx and STNE, by means of the Merger of Shares of Linx into STNE, under Brazilian law. Each of the Linx Founding Shareholders additionally entered into Original Non-Compete Agreements with StoneCo and STNE and Alberto Menache agreed on the final terms of the Original Executive Engagement Agreement with STNE. Also on August 11, 2020, StoneCo issued a press release and Linx filed a material fact with the CVM announcing the transaction and the execution of the Original Association Agreement and the other transaction documents.

Following the announcement of the Transaction, on August 14, 2020, TOTVS S.A. (“TOTVS”) publicly announced a high level and indicative unsolicited proposal to Linx to acquire 100% of the outstanding shares of Linx through a stock and cash merger (the “TOTVS Proposal”). The TOTVS Proposal provides that Linx shareholders will receive, for each Linx Share they hold, (i) one share of TOTVS common stock and (ii) R$6.20 in cash.

Following disclosure of the TOTVS Proposal, and partly in response to suggestions received from certain Linx shareholders and the Linx Independent Board Members, commencing on August 28, 2020 StoneCo and its representatives engaged in a series of discussions and negotiations (i) with respect to the terms of the Original Association Agreement, solely with the Linx Independent Board Members and their representatives, and (ii) with respect to the terms of the Original Executive Engagement Agreement and the Original Non-Compete Agreements, solely with the Linx Founding Shareholders and their respective representatives.

As a result of these discussions and negotiations, StoneCo, STNE, DLP, Linx and the Linx Founding Shareholders entered into the First A&R Association Agreement, which provided for an increase in the cash component of the Consideration such that each STNE Class A Preferred Share will be redeemed for a cash payment of R$31.56 (updated pro rata die according to the six-month CDI rate variation from the date which is six months after August 11, 2020 until the date of the payment of the consideration), while each STNE Class B Preferred Share will still be redeemed for 0.0126774 StoneCo Class A Common Shares, increasing the total Consideration to R$35.10 per share, based on StoneCo’s closing share price as of August 31, 2020, a premium of 47% to Linx’s unaffected 60-day VWAP. The First A&R Association Agreement also resulted in (i) a reduction of the Fine to R$453,750,000, (ii) a reduction of the amount that Linx will be obliged to pay StoneCo in the event that the Linx Special Meeting is not held or any item is not approved at the Linx Special Meeting and such non-approval prevents the consummation of the Transaction, to R$112,500,000, and (iii) the untying of the Non-Competition Agreements from the First A&R Association Agreement. In addition, StoneCo and/or STNE and the applicable Linx Founding Shareholder entered into an amendment to the terms of the Original Executive Engagement Agreement, reducing the term of the agreement and removing any share based remuneration from the agreement, and amendments to the terms of the Original Non-Competition Agreements extending the term of the non-compete obligations and reducing the aggregate consideration payable under the terms of those agreements and extending the applicable vesting terms.

StoneCo’s Reasons for the Transaction

By means of a written resolution passed on August 9, 2020, the StoneCo board of directors unanimously approved the Association Agreement and the Transaction. In doing so, the StoneCo board of directors considered the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of Linx and StoneCo. In evaluating the Transaction, the StoneCo board of directors consulted with and received the advice of StoneCo’s management, who carefully evaluated the Transaction in several dimensions, such as strategic complementarity, value creation potential and synergy opportunities, among others.

We believe the business combination of STNE and Linx will help accelerate StoneCo’s strategic roadmap and achieve its mission of empowering Brazilian merchants of all sizes to manage their businesses more effectively through technology and superior service. The acquisition is expected to generate value to Linx’s and StoneCo’s clients and create shareholder value by:

•	Providing Linx’s 70,000 clients with access to StoneCo’s best-in-class solutions, including our payments technology, financial services and customer support capabilities through a more convenient and powerful integrated solution.

•	Providing merchants with the tools to seamlessly adapt to a complex omnichannel world, by integrating their physical offline operations to a growing number of digital commerce channels (such as their own website, numerous online marketplaces and social media apps) through the combination of Linx’s digital solutions and StoneCo’s fintech-as-a-service platform.

•	Extending StoneCo’s offerings to penetrate the small-and medium-sized business, or SMB, software market by leveraging the strengths of StoneCo’s business model (such as SMB focus, integrated technology, high quality service and direct distribution) to adapt Linx’s vertical solutions to meet the needs of smaller merchants and distribute software more effectively into the SMB market.

StoneCo began this journey by establishing itself as (1) an integrated provider of payments and financial services for SMBs, through our Acquiring, Banking & Credit, or ABC, platform and (2) a full stack digital payments solution for online merchants, marketplaces, wallets and sub acquirers, through our Pagar.me and Mundipagg platforms. More recently, StoneCo has advanced in its strategy to become an integrated provider of software and payments for SMBs by investing in a modern ecosystem of software solutions in different market segments, and helping our clients to digitalize their offline operations by offering complementary solutions such as food delivery, digital media, and online marketplace integration.

We have deployed this strategy by (1) offering software solutions through our own distribution channels, (2) investing and acquiring software companies with great people, scalable technology, and their own distribution channels, and (3) promoting StoneCo’s model and culture of client-centricity to help our software partners and investments put clients at the center of all their product design, processes and operations. StoneCo has invested in or acquired 11 software companies, in different verticals and horizontals such as food, food delivery, beauty salons, general retail, customer relationship management and digital media. As a result of this strategy, StoneCo has grown its subscribed software clients to approximately 305,000 as of July 2020, an increase of approximately 100% compared to the first quarter of 2020.

We will complement and strengthen our software offerings by combining STNE’s and Linx’s assets and technology capabilities to create a full omnichannel commerce platform that is well positioned to serve and empower the digital commerce evolution in Brazil. We will be able to offer our combined client base a full stack solution to conduct commerce through multiple channels (such as brick and mortar, e-commerce, mobile commerce, online marketplaces, and social commerce), offering attractive alternatives for them to increase their sales volume with little additional effort.

We analyzed potential synergies which will result from the acquisition and believe there are several opportunities for value creation both on the revenues as well as on the cost side. On the revenue side, StoneCo has the opportunity to penetrate Linx´s client base with financial products, including its payments services through StoneCo’s proprietary end-to-end platform and banking services leveraging on StoneCo’s proprietary API driven banking platform. Additionally, StoneCo could utilize Linx´s know-how and existing software offerings to develop new solutions to SMB clients, including omnichannel and online-to-offline products to digitize these merchants. In terms of cost synergies, we will leverage existing research and development to create combined solutions for merchants of all sizes, streamline general and administrative expenses and improve our negotiation power with suppliers and third-party providers. Our internal assessment of the synergies expected from the Transaction is ongoing, and no assurances can be given that such estimates will not change or that such synergies can be achieved.

We also believe that the terms of the Association Agreement, alongside the amendments to the terms of the Original Executive Engagement Agreement and the Original Non-Compete Agreements, have resulted in an even more compelling value proposition for Linx shareholders, while continuing to provide the most attractive transaction for Linx clients and employees, through the combination of StoneCo’s model and culture of client-centricity with Linx’s differentiated software solutions to help Linx put clients at the center of all their product design, processes and operations, leveraging on an amazing and talented team of hard-working people.

We also weighed these advantages and opportunities against a number of uncertainties and risks. Risks related to the Transaction are discussed in the section of this prospectus entitled “Risk Factors,” beginning on page 27 of this prospectus, together with the other information included in or incorporated by reference into this prospectus.

The foregoing discussion of the information and factors that the StoneCo board of directors considered is not intended to be exhaustive, but is meant to include the material factors supporting the Transaction that the StoneCo board of directors considered. In view of the complexity and wide variety of factors that the StoneCo board of directors considered, the StoneCo board of directors did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered. In addition, individual members of the StoneCo board of directors may have given different weights to different factors.

The foregoing description of StoneCo’s consideration of the factors supporting the proposed Transaction is forward-looking in nature. Actual results of the combined companies following the Transaction could differ greatly from any such estimates. This information should be read in light of the factors discussed in the section of this prospectus entitled “Forward-Looking Statements” on page iii of this prospectus.

Linx’s Reasons for the Transaction

The synergies between Linx’s software services and StoneCo’s payment solutions present an opportunity to create value for Linx, StoneCo and their respective clients by expanding the scope of our services and solutions. Our clients will be able to have a fluid, omnichannel experience, both online and offline, putting greater competitive pressure on (1) the business management software sector, which is dominated by TOTVS S.A., on the one hand, and (2) the payment services sector led by large, vertically integrated financial groups, on the other hand. We stand out as an independent player that has stimulated the competitive dynamics of the payment solutions sector. As a result, the Transaction is expected to generate important synergies for the digital commerce evolution in Brazil.

In making its determination, Linx’s board of directors considered a number of factors, including: (i) as stated by Linx’s advisors at the August 10, 2020 board meeting, the value of the Consideration based on market references creates a premium for Linx’s shareholders in the amount of approximately R$1.4 billion (this amount increased as a result of the execution of the First A&R Association Agreement) or 29.1% when compared to the closing price for Linx Common Shares as of August 10, 2020, and the valuation parameters used for the Transaction are in line with the premiums of past transactions and above the consensus available target-price set by analysts; and (ii) other terms of the Association Agreement, including, among other things, the Independent Directors’ ability, under certain circumstances, to receive and consider an unsolicited alternative binding acquisition proposal and the fact that if the Transaction fails to obtain required CADE approval, STNE would pay to Linx a reverse termination fee of R$453,750,000.

Linx’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the Transaction, including the fact that in certain circumstances, including if the Transaction is not approved by Linx’s shareholders and Linx enters into a competing transaction within 12 months following such shareholders’ meeting, Linx would be required to pay STNE a termination fee of up to R$453,750,000 as more fully described in the section entitled “The Transaction Documents—The Association Agreement—Break Fees” of this prospectus, and the effect this could have on Linx, including the possibility that the existence of the termination fee obligation could discourage other potential parties from making a superior proposal.

The foregoing discussion of the information and factors that Linx’s board of directors considered is not intended to be exhaustive, but is meant to include the material factors that Linx’s board of directors considered. In view of the complexity and wide variety of factors that Linx’s board of directors considered, Linx’s board of directors did not find it practical to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered. In addition, individual members of Linx’s board of directors may have given different weights to different factors.

The foregoing description of Linx’s consideration of the factors supporting the transaction is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Forward-Looking Statements” on page iii of this prospectus.

Financing Obtained by StoneCo for the Transaction

On August 12, 2020, we entered into an underwriting agreement with J.P. Morgan Securities LLC, Morgan Stanley, Citigroup Global Markets Inc. and XP Investments US, LLC, as representatives of the several underwriters named in Schedule I thereto, relating to an offering (the “Offering”) of an aggregate of 31,481,250 StoneCo Class A Common Shares at the public offering price of U.S.$47.50 per share. The Offering closed on August 17, 2020. The gross proceeds from the Offering were approximately U.S.$1,495 million, before deducting underwriting discounts and commissions and other offering expenses, and such proceeds, together with cash on hand, would cover the amounts payable in cash in connection with the Transaction.

Brazilian Tax Withholding

STNE will be entitled to deduct and withhold from the Consideration or any payment made to any holder of Linx Common Shares or Linx ADS pursuant to the Transaction any tax due by such holder that STNE is required to deduct and withhold according to applicable law, considering the rules applicable to each such holder based on such holder’s nature, domicile and regime.

For more information on Brazilian taxation considerations, see the section of this prospectus entitled “Material Tax Considerations—Material Brazilian Tax Considerations.” Linx shareholders should consult their respective tax advisors regarding the tax consequences of the Transaction to such shareholders in their respective particular circumstances.

Interests of Certain Persons in the Transaction

Linx shareholders should be aware that Linx directors and executive officers have interests in the Transaction that may be different from, or in addition to, the interests of Linx shareholders. The material interests of Linx directors and executive officers that shareholders should be aware of are as follows:

•	On August 11, 2020, STNE and StoneCo entered into the Original Non-Compete Agreements with each Linx Founding Shareholder . The parties amended and restated the Original Non-Compete Agreements on September 1, 2020 to revise certain terms therein. The Non-Compete Agreements provide that STNE will pay each Linx Founding Shareholder a number of StoneCo Class A Common Shares in exchange for such Linx Founding Shareholder’s fulfillment of certain non-compete and non-solicitation obligations.

•	On August 11, 2020, STNE and Alberto Menache entered into the Original Executive Engagement Proposal (the “Original Executive Engagement Agreement”), pursuant to which Alberto Menache agreed to accept the position of Chairman of the Software Division of one or more companies of Stone Group. The parties amended and restated the Original Executive Engagement Agreement on September 1, 2020 to revise certain terms therein, including Alberto Menache’s engagement as Senior Advisor to Stone Group following the Transaction. Alberto Menache will receive during the term of his engagement and in return for his services to STNE, certain remuneration and benefits set forth in the Executive Engagement Agreement.

When negotiating the Non-Complete Agreements with the Linx Founding Shareholders, StoneCo considered, among other factors, the competitively sensitive knowledge possessed by the Linx Founding Shareholders’ in regards to the Linx business and the importance to the future operations of the combined companies to protect this information. When negotiating the Executive Engagement Agreement, StoneCo considered, among other factors, the importance of Mr. Menache to the integration and future operations of the Linx business after the consummation of the Transaction. StoneCo believes that the value of the incentives agreed to with Mr. Menache in the Executive Engagement Agreement are within a range that the StoneCo team believes to be reasonable in the scope of the Transaction.

The Linx Independent Board Members were aware of the potentially differing interests of Linx’s other directors and considered these facts, among other matters, in reaching their decision to approve the First A&R Association Agreement at a meeting of the board of directors of Linx on September 1, 2020. The Linx Independent Board Members do not have any interests in the Transaction.

These interests are described in more detail and quantified under the section of this prospectus entitled “The Transaction Documents—Non-Compete Agreements” and “—Executive Engagement Proposal.” The Non-Compete Agreements and the Executive Engagement Agreement are filed as exhibits to the registration statement of which this prospectus is a part as Exhibits 10.2, 10.3, 10.4 and 10.5, respectively.

Accounting Treatment of the Transaction

Under IFRS as issued by the IASB, the acquisition of Linx S.A. by StoneCo Ltd. will be accounted for under the acquisition method of accounting for business combinations. Under the acquisition method of accounting, the total consideration paid is allocated to an acquired company’s tangible and intangible assets, liabilities and any noncontrolling interest based on their estimated fair values as of the acquisition date.

Delisting and Deregistration of Linx Common Shares and Linx ADSs

After the Transaction is completed, the Linx Common Shares will be delisted from the B3, the Linx ADSs will be delisted from the NYSE and will be deregistered under the Exchange Act, after which Linx will no longer be required under SEC rules and regulations to file periodic reports with the SEC with respect to Linx ADSs.

Withdrawal Rights for Linx Shareholders

Under Article 137 of the Brazilian Corporation Law, the holders of Linx Common Shares that dissent from the vote in favor of the Merger of Shares have the right to withdraw the Linx Common Shares of which they were record holders at the close of trading on the date of the first publication of the call notice for the Linx Special Meeting, or on the date of communication of the material relevant object of the resolution, whichever occurs first, and request that Linx reimburse the value of those Linx Common Shares. You cannot exercise these withdrawal rights if you vote in favor of the Merger of Shares. The failure to vote on the Merger of Shares at the Linx Special Meeting by a shareholder who would otherwise be entitled to exercise withdrawal rights will not constitute a waiver of that shareholder’s withdrawal rights.

If you hold Linx ADSs, you are not entitled to withdrawal rights with respect to the Merger of Shares. If you hold Linx ADSs and wish to exercise the withdrawal rights with respect to the Linx Common Shares represented thereby, you must surrender your Linx ADSs a sufficient amount of time prior to the Linx Special Meeting held to approve the Merger of Shares to enable you to receive delivery of the Linx Common Shares represented thereby in accordance with the terms of the deposit agreement governing the Linx ADSs prior to the date of the Linx Special Meeting.

If you have withdrawal rights and exercise these rights, you will receive from Linx an amount in cash equal to the net asset value of your Linx Common Shares, determined based on the book value of Linx assets and liabilities as of December 31, 2019. Based on this net asset value, the withdrawal value per Linx Common Share is R$9.45.

If you have withdrawal rights, your withdrawal rights will lapse 30 days after publication of the minutes of the Linx Special Meeting at which the Merger of Shares is approved. Once the 30-day period for the exercise of your withdrawal rights has expired, you will no longer have any right to compel Linx to redeem your Linx Common Shares. The minutes of the Linx Special Meeting, as well as a Material Fact related to the approval of the Merger of Shares, will be published in the newspapers in which Linx customarily publishes its notices on the business day following the Linx Special Meeting. Such publication will constitute your sole notification regarding the commencement of the period to exercise your withdrawal rights. If you notify Linx that you wish to exercise your withdrawal rights, such request will be irrevocable.

To exercise its withdrawal rights, a shareholder holding shares in custody with Itaú Corretora de Valores S/A, the transfer agent for the shares of Linx, must appear, personally or through an attorney-in-fact, at any office of Itaú Corretora de Valores S/A, during the 30-day period for the exercise of its withdrawal rights, complete a form related to the exercise of the withdrawal rights, which is available in those offices, and surrender certified copies of the documents listed below:

•	Individuals: Individual Taxpayers’ Register, Identity Card and current evidence of address (issued within the previous two months).

•	Legal Entity: National Corporate Taxpayers’ Register, bylaws/articles of association and corresponding amendments, as well as documents related to the partners/legal representatives (act of appointment, Individual Taxpayers’ Register, Identity Card and current evidence of address).

Shareholders represented by attorneys-in-fact must surrender the documents described above and the respective public power of attorney, which shall grant special powers to the attorney-in-fact authorizing him to exercise, on behalf of the grantor, the withdraw rights and request the reimbursement for the shares.

Shareholders holding shares through the Fungible Custody of Registered Shares of the Stock Exchange must exercise their withdrawal rights through their custody agents.

Restrictions on Resales of StoneCo Class A Common Shares Received in the Transaction

StoneCo Class A Common Shares received by holders of Linx ADSs in connection with the Transaction will be registered under the Securities Act and will be freely transferable under the Securities Act, except for StoneCo Class A Common Shares issued to any holder of Linx ADSs who may be deemed to be an “affiliate” of StoneCo for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with StoneCo and may include StoneCo’s executive officers, directors and significant shareholders. This prospectus does not cover any resales of StoneCo Class A Common Shares received by any person upon completion of the Transaction, and no person is authorized to make use of this prospectus in connection with any such resale. The StoneCo BDRs will not be registered under the Securities Act.

Dividend Information

The following table shows the amount of dividends declared and interest on capital distributed by each of Linx and StoneCo for years ended December 31, 2019, 2018 and 2017.

The Brazilian Corporation Law and Linx’s bylaws in effect as of its annual report on Form 20-F require that Linx distribute annually to its shareholders a mandatory dividend, which is the mandatory distribution of a minimum percentage of its net income for the prior fiscal year, unless the Linx board of directors recommends against such distribution due to considerations relating to its then financial condition. Also, according to the Brazilian Corporation Law, a corporation’s net income may be allocated to profit reserves and to the payment of dividends.

Under the Companies Law and StoneCo’s Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to the StoneCo Articles of Association, dividends can be declared and paid out of funds lawfully available to the company, which include the share premium account.

	Linx	StoneCo
	(In reais)	(In reais)
2019	20,000	-
2018	40,000	-
2017	40,000	-

Past Contracts, Transactions, Negotiations and Agreements

There have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented in this prospectus between StoneCo or its affiliates and Linx or its affiliates, other than those described in the sections entitled “The Transaction Documents” and “The Transaction.”

Interests of Experts and Counsel

Not applicable.

Litigation Related to the Transaction

On August 17, 2020, a collective action lawsuit (ação civil pública) was filed by the Brazilian Institute of Corporate Activism and Governance - IBRASG against Linx and STNE, alleging that the Original Non-Compete Agreements and the Original Executive Engagement Proposal executed by the Linx Founding Shareholders were a form of control premium. The plaintiff has asked the court to, among other things, suspend the Linx Special Meeting and award other Linx shareholders tag-along rights to those of the Linx Founding Shareholders. StoneCo believes that the claims asserted in this suit are without merit and intends to vigorously defend the Transaction against them. StoneCo cannot predict the outcome of or estimate the possible loss or range of loss from this matter. Additional lawsuits arising out of or relating to the Association Agreement and the Transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that StoneCo believes to be material, StoneCo will not necessarily announce such additional filings.

The Transaction Documents

This section describes the material terms of the Transaction Documents, which are the Association Agreement, the Voting Agreement, the Non-Compete Agreements and Executive Engagement Agreement. The rights and obligations of the parties to the Transaction Documents are governed by the express terms and conditions of the Transaction Documents and not by this summary or any other information contained in this prospectus. The description in this section and elsewhere in this prospectus is qualified in its entirety by reference to the complete text of the Association Agreement, the Voting Agreement, the Non-Compete Agreements and the Executive Agreement, each of which is incorporated by reference or filed as an exhibit to this prospectus and the registration statement of which this prospectus is a part. This summary does not purport to be complete and may not contain all of the information about the Transaction Documents that is important to you. StoneCo and Linx encourage you to read each of the Transaction Documents carefully and in their entirety.

The Association Agreement

Consideration

Pursuant to the terms and subject to the conditions set forth in the Association Agreement, each Linx Share issued and outstanding immediately prior to the consummation of the Transaction will be automatically contributed to STNE in exchange for one newly issued redeemable STNE Class A Preferred Share and one newly issued redeemable STNE Class B Preferred Share. Immediately thereafter, each STNE Class A Preferred Share will be redeemed for a cash payment of R$31.56 (updated pro rata die according to the six-month CDI rate variation from the date which is six months after August 11, 2020 until the date of the payment of the consideration) and each STNE Class B Preferred Share will be redeemed for, (i) in the case of each Linx ADS, 0.0126774 StoneCo Class A Common Shares or (ii) in the case of each Linx Common Share, 0.0126774 StoneCo BDRs (the “Base Exchange Ratio”). The Base Exchange Ratio is calculated on a fully diluted basis, assuming a number of fully-diluted shares of Linx of 175,282,969 as of the Closing date, and represents a total consideration of R$35.10 for each Linx Share, considering the share price of the StoneCo Class A Common Shares as of August 31, 2020.

The Base Exchange Ratio takes into account the following assumptions: (i) that no declaration, payment of dividends or interest on equity by STNE or Linx will take place until Closing; (ii) that on October 2, 2020, except for the disclosure of the quarterly results and for the material facts related to the Transaction, there were no material facts pending disclosure to the market by Linx and/or StoneCo; (iii) that on September 1, 2020, Linx’s corporate capital was represented by 189,408,960 common shares, including 175,282,969 outstanding shares and 14,125,991 treasury shares; and (iv) that on the Closing date, the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans will amount to 179,058,617 common shares, all nominative and with no par value, provided that any change in the sum of the total amount of outstanding shares and the total amount of shares convertible pursuant to the Linx Plans will impact, equally and in the same proportion, the Base Exchange Ratio, thereby increasing or decreasing the total amount of cash and StoneCo Class A Common Shares or StoneCo BDRs per Linx Common Share or Linx ADS, as the case may be, to be delivered in connection with the redemption of the STNE Class A Preferred Shares and the STNE Class B Preferred Shares.

Conditions to the Transaction

The Association Agreement provides that the parties’ mutual obligations to consummate the Transaction are subject to the following conditions:

(i) No competent court or tribunal (including arbitral tribunal) shall have issued any order, writ, injunctive relief or decision, and no other governmental body shall have issued any order or law that would cause the actions necessary for Closing to violate applicable law or otherwise prevent the consummation of the Transaction; and

(ii) The Transaction shall have been definitively approved by CADE.

The Association Agreement provides that Linx’s and the Linx Founding Shareholders’ obligations to consummate the Transaction are subject to the following conditions (unless waived by Linx):

(i) The representations and warranties made by STNE, StoneCo and DLP in the Association Agreement must be true and correct in all respects on the date of the Original Association Agreement and until Closing (except where the representations and warranties themselves contain a reference to a previous date, in which case they shall be true and correct in all respects as of such date);

(ii) STNE, StoneCo and DLP must have complied with all of their obligations and fulfilled all of their commitments and agreements, in each case, required to be complied with or fulfilled prior to Closing, as set forth in the Association Agreement and the Voting Agreement; provided that if a party breaches any such obligation, such party shall have 30 days from the receipt of notice of such breach to cure its breach;

  (iii) StoneCo’s registration statement on Form F-4 to effect the registration of the StoneCo Class A Common Shares will have become effective and remain effective (and not subject to any stop order suspending the effectiveness of the Form F-4 or any proceedings for that purpose); and

(iv) At the general shareholders meeting, the STNE shareholders must approve, under the terms of the Brazilian Corporation Law: (a) all the necessary documentation for the Merger of Shares and the attribution of the New STNE Shares, including, but not limited to, the Merger of Shares Protocol to be prepared by the managements of Linx and STNE; and (b) the redemption by STNE of the New STNE Shares issued to holders of Linx Shares at the Closing of the Transaction.

The Association Agreement provides that the obligations of STNE, StoneCo and DLP to consummate the Transaction are subject to the following conditions (unless waived by STNE):

(i) The representations and warranties made and provided by Linx and the Linx Founding Shareholders in the Association Agreement must be true and correct in all respects on the date of the Original Association Agreement and until Closing (except where the representations and warranties themselves include a reference to a previous date, in which case they will be true and correct in all respects as of such date);

(ii) Linx and the Linx Founding Shareholders must have complied with all of their obligations and fulfilled all of their commitments and agreements, in each case, required to be complied with or fulfilled prior to Closing, as set forth in the Association Agreement and the Voting Agreement; provided that if a party breaches any such obligation, such party shall have 30 days from the receipt of notice of such breach to cure its breach;

(iii) Linx shall (a) have obtained third-party consents to the Transaction for all of its agreements currently in force of an amount greater than or equal to R$50,000,000.00 that are subject to early termination resulting from the Transaction (“Obligations Subject to Early Termination”); (b) have liquidated all its Obligations Subject to Early Termination; or (c) have cash equal to one hundred percent (100%) of the amount necessary to liquidate all the Obligations Subject to Early Termination (including any penalties incidental thereto);

(iv) The Linx Special Meeting must approve, under the terms of the Brazilian Corporation Law and the Novo Mercado Regulation each of the items in the Transaction Proposal; and

(v) From the date of the Original Association Agreement and until the Closing, Linx must not have undergone any Material Adverse Change (as such term is defined in the Association Agreement).

Representations and Warranties

The Association Agreement contains representations and warranties of STNE, StoneCo, DLP, Linx and the Linx Founding Shareholders. None of the representations or warranties for any party to the Association Agreement survive Closing. The representations and warranties in the Association Agreement are complicated and not easily summarized. You are urged to read carefully, and in their entirety, the sections of the Association Agreement entitled “Representations and Warranties by STNE, StoneCo and DLP,” “Representations and Warranties by Linx” and “Representations and Warranties by Linx Shareholders” in Chapter IV and Chapter V of the Association Agreement, which is incorporated into this prospectus by reference in its entirety.

The Association Agreement contains representations and warranties of STNE, StoneCo and DLP as to, among other things:

•	corporate existence;

•	capacity and authority;

•	binding obligation;

•	non-contravention;

•	capitalization;

•	governmental authorizations;

•	financial statements of StoneCo and STNE;

•	accuracy of StoneCo’s 20-F;

•	bribery and anti-corruption;

•	general meetings approvals;

•	financial capacity; and

•	no other representation or warranty.

The Association Agreement contains representations and warranties of Linx as to, among other things:

•	corporate existence;

•	capacity and authority;

•	binding obligation;

•	non-contravention;

•	capitalization;

•	governmental authorizations;

•	financial statements;

•	certain filings (including Linx’s Reference Form as filed with the CVM);

•	operational activities;

•	contingencies, litigation and liabilities;

•	agreements with related parties;

•	bribery and anti-corruption; and

•	no other representation or warranty.

The Association Agreement contains representations and warranties of the Linx Founding Shareholders as to, among other things:

•	capacity and authority;

•	binding obligation; and

•	no other representation or warranty.

Linx Plans

Pursuant to the terms of the Association Agreement, STNE agrees to undertake and assume all of Linx’s obligations under the Linx Plans. The Linx Plans will not be accelerated, and STNE will deliver to the beneficiaries of the Linx Plans, in lieu of shares of Linx, (i) a portion in StoneCo Class A Shares or StoneCo BDRs, as applicable, and (ii) a portion in cash, subject to the terms of the Base Exchange Ratio that may be applied on the date of the Merger of Shares. STNE agrees to observe the terms and conditions of the grants made by Linx.

If any beneficiary under any of the Linx Plans is terminated from Linx after the consummation of the Transaction due to a restructuring in connection with the Transaction, the exercise of the options provided pursuant to the Linx Plans to such beneficiary will be accelerated and such beneficiary will receive the entire benefit at the moment of the termination. If any beneficiary under any of the Linx Plans is terminated from Linx after the consummation of the Transaction for any other reason, the provisions of the agreements executed between Linx and the beneficiary will be observed.

Conduct of Linx’s and STNE’s Businesses Pending Closing

Subject to certain exceptions, prior to the Closing date, each of Linx and STNE agrees to conduct its operations in the ordinary course of business and/or in the best interest of its business in view of the market circumstances. Linx and STNE agree to refrain from committing acts that may materially affect their businesses or operations.

Until the consummation of the Transaction or termination of the Association Agreement, Linx must not perform, or approve the performance by any of its subsidiaries of, the acts below, unless authorized by STNE:

(i) propose any changes to its bylaws (except if required by applicable law) at a shareholders meeting;

(ii) redeem, repurchase, issue or sell any Linx Shares, or any securities convertible into or exchangeable for shares, options, warrants, purchase rights or any other form of acquisition right relating to the Linx Shares, subject to certain exceptions;

(iii) propose the reduction of its capital or the redemption of its shares at the at a shareholders meeting of Linx;

(iv) approve the acquisition (including by amalgamation, merger, acquisition of shares or assets, or in any other way) of any interest in assets or any business or person that involves an individual amount greater than R$50,000,000.00 (other than acquisitions for which Linx does not incur debt);

(v) approve the entry into alliances, joint venture agreements or any type of similar relationship;

(vi) approve the execution of new compensation and benefit plans (or amend existing plans), as well as pay bonuses, commissions, incentives or any type of compensation for shares outside the ordinary course of business other than if required by applicable law;

(vii) directly or indirectly enter into any agreement or other arrangement with a director or an executive officer of Linx or the related parties of such director or executive officer outside of the ordinary course of business;

(viii) promote any change in Linx’s accounting policies and practices, other than as required by law or applicable regulation;

(ix) lease or encumber (including the granting of any option on) any of its assets, except in connection with the fulfillment of currently existing contracts or in the ordinary course of business;

(x) except in relation to actions to be taken under existing contracts, assume any obligation or responsibility or enter into any new material contracts, including: (a) contracts for the sale of assets of Linx of amount greater than R$5,000,000.00; or (b) property lease contracts for the head office of Linx, other than such property lease contracts that are already in effect as of the date of the Original Association Agreement;

(xi) mortgage or pledge any tangible or intangible asset or offer them as collateral, other than if so required due to guarantees made by Linx relating to labor or tax proceedings in which Linx and/or its subsidiaries, as the case may be, are defendants in a dispute not exceeding claims against Linx in excess of R$50,000,000.00;

(xii) take out any loan, issue debt securities, enter into any type of financing agreement or change the terms of existing financing agreements or debt instruments, except: (a) those entered into in the regular course of Linx’s business and that in any case do not increase the debt of Linx by more than R$200,000,000.00; or (b) operations that aim to refinance the indebtedness of Linx, without the issuance of convertible or exchangeable securities for its shares;

(xiii) guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any person, except in relation to its subsidiaries;

(xiv) enter into, amend, modify or in any way alter the terms of the existing contracts entered into by Linx and/or its respective subsidiaries in order to speed up payments due under those contracts;

(xv) donate or freely assign any asset, right, or any form of asset, to their respective shareholders, directors, officers and/or any third party, except for the current agreed practices and donation to Ten Yad;

(xvi) enter into any collective bargaining agreement or promote any relevant changes to the terms and conditions of the current employment contracts to which they are a party, other than in the ordinary course of business;

(xvii) engage in different commercial activities, except for such different commercial activities that are incidental to the planned business activities of Linx or those relating to the Transaction contemplated by the Association Agreement;

(xviii) accelerate the vesting periods of the options, or maintenance of the plan, granted under the Linx Plans (as such term is defined in the Association Agreement);

(xix) approve (a) the hiring of new employees in coordination, managerial or higher hierarchical position or managers of any positions, outside the ordinary course of business; (b) the dismissal of employees outside the ordinary course of business; and (c) the implementation of any voluntary termination or dismissal program for employees;

(xx) propose the cancellation of its registration as a publicly held company at a shareholders meeting of Linx;

(xxi) enter into any contract or otherwise assume any obligation to any related party; and

(xxii) agree or undertake to perform any of the acts described above.

Exclusivity

Linx and the Linx Founding Shareholders agree to, directly or indirectly, from the date of the Original Association Agreement until the earlier of (a) the consummation of the Transaction; or (b) termination of the Association Agreement:

(i) ensure exclusivity for STNE until the Closing in relation to the Transaction or any similar and/or equivalent transaction to the Transaction;

(ii) not request, seek or initiate any proposal with a third party related to any agreement, arrangement or operation that is a competitor to, or that has the effect of competing with, the Transaction or that may harm or make the Closing of the Transaction unfeasible, or that has the same or a similar purpose to the Transaction, including any corporate reorganization involving Linx, public offer for the purchase of shares for Linx shareholders or any operation that depends on the waiver or elimination of the poison pill provided for in Article 43 of Linx’s bylaws (“Competing Transaction”); and

(iii) immediately inform the other parties to the Association Agreement in writing about any approach in writing that is received from any third party to carry out or discuss a Competing Transaction.

Notwithstanding the foregoing, the Linx Independent Board Members, without the participation of certain Linx shareholders, jointly with its advisors and in Linx’s best interest, may receive and analyze, and recommend the approval of a Competing Transaction that: (x) was brought at the exclusive initiative of a third party, and (y) is a binding proposal not subject to financing or due diligence, as required to fulfill its fiduciary and legal duties.

Linx Special Meeting

After the effectiveness of the Form F-4, the Linx Special Meeting will be called. The call notice for the Linx Special Meeting must be published thirty (30) days in advance of the Linx Special Meeting and its term may not be postponed without the prior written consent of StoneCo, except for legal or governmental authority’s determination. In the event that the CADE approval has not been obtained at the time that the Form F-4 becomes effective or if any other conditions precedent to the Closing have not yet been fulfilled prior to the calling date of the Linx Special Meeting, the Linx Special Meeting will nonetheless be called and the matters on the agenda shall be submitted for resolution by the Linx shareholders under the condition that they are subject to the fulfillment of such other unfulfilled conditions precedent set forth in the Association Agreement.

If the attendance requirement is not met for the Linx Special Meeting on first call, the Linx Special Meeting will be reconvened at a date and time, at least eight calendar days after the date and time scheduled for the Linx Special Meeting on first call. The Linx Special Meeting will be installed on second call with any percentage of holders present at the meeting following second call.

Other Covenants

The Association Agreement contains a number of other covenants on the part of the parties, including covenants relating to:

•	preparation of the Merger of Shares Protocol;

•	preparation of the necessary documentation to file the Form F-4 and any other materials required to be filed with a governmental authority related to the Transaction;

•	cooperation in identifying any approvals or filings with any government authority that are necessary for the consummation of the Transaction, and satisfying any such obligations;

•	cooperation in connection with any debt financing sought by StoneCo in connection with the Transaction;

•	the entry into non-competition agreements by certain Linx shareholders and employees;

•	the engagement of Alberto Menache in the position of Senior Advisor of Stone Group;

•	holding confidential any non-public information received in connection with the Transaction;

•	holding certain shareholders meetings; and

•	keeping the other parties informed regarding the conditions to the Transaction.

Pursuant to the Merger of Shares Protocol, StoneCo is obligated to ensure that the Form F-4 becomes effective at least 31 days prior to the date of the Linx Special Meeting.

Termination of the Association Agreement

In addition to the termination events mentioned in the “Break Fees” section below, the Association Agreement provides for certain termination rights of Linx and StoneCo:

(i) by either party at any time prior to Closing upon the later of the following to occur: (a) the date that is 12 months from the date of execution of the Original Association Agreement, (b) the date that is three months from the date of the CADE approval or (c) the date that is three months from the effectiveness of the registration of Form F-4; but in no circumstances can it exceed 18 months as from the date of execution of the Original Association Agreement, except if such delay is due to the fault or intent of one of the parties, in which case the other party may choose to extend the term of the Association Agreement until Closing occurs;

(ii) at any time prior to Closing by written agreement between Linx and STNE;

(iii) by Linx if (a) the CADE imposes restrictions as a condition for CADE approval, and StoneCo, STNE and Linx, after using best efforts, fail to meet such restrictions; or (b) the CADE does not approve the Transaction;

(iv) by a non-breaching party to the Association Agreement at any time before the Closing, if another party fails to fulfill any obligation of the Association Agreement and such non-compliance is not remedied within 30 days from receipt of notice of such non-compliance by the non-breaching party, subject to certain exceptions; or

(v) by STNE, StoneCo and DLP if, prior to the date on which the Linx shareholders approve the Transaction at the Linx Special Meeting, STNE, StoneCo or a subsidiary of StoneCo publishes a public tender offer for the acquisition or exchange of Linx Shares at a launched price per share equal to or greater than R$35.10.

Break Fees

A compensatory break fee equal to R$453,750,000 (the “Fine”) will be payable (or in the case of prong (ii) below, partially payable) in the following events:

(i) Linx will pay the Fine to STNE if (a) Linx fails to comply with its exclusivity obligations under the Association Agreement; (b) a Competing Transaction is approved, executed or accepted by Linx or its shareholders, in any form; or (c) Linx or the Linx Founding Shareholders breach any of their respective obligations under the Association Agreement in such a manner that causes a termination of the Association Agreement;

(ii) As long as certain conditions are fulfilled, Linx will be obligated to pay StoneCo an amount equal to R$112,500,000 if the Linx Special Meeting is not held or if any item is not approved and such non-approval prevents the consummation of the Transaction; provided that in such case, if a Competing Transaction is announced or contracted into by Linx prior to the date of the Linx Special Meeting (or prior to the date of the event which causes the Linx Special Meeting to not be held), and such Competing Transaction is approved or entered into by Linx during the 12 month period after the Linx Special Meeting (or prior to the date of the event which causes the Linx Special Meeting to not be held), Linx shall pay to StoneCo an additional amount equal to the remainder of the Fine (R$341,250,000); and

(iii) STNE must pay the Fine to Linx if (a) StoneCo, STNE or DLP breach any of their respective obligations under the Association Agreement in such a manner that causes a termination of the Association Agreement; (b) Linx terminates the Association Agreement because the CADE imposes restrictions as a condition for CADE approval, and StoneCo, STNE and Linx, after using best efforts, fail to meet such restrictions; or (c) the CADE does not approve the Transaction.

Upon the payment of the Fine, or in the case of (ii), the partial Fine, the Association Agreement shall terminate, provided that, in the case of (ii), the obligation to pay the additional amount equal to the remainder of the Fine (R$341,250,000) if a Competing Transaction is announced or contracted into by Linx prior to the date of the Linx Special Meeting (or prior to the date of the event which causes the Linx Special Meeting to not be held), and such Competing Transaction is approved or entered into by Linx during the 12 month period after the Linx Special Meeting (or prior to the date of the event which causes the Linx Special Meeting to not be held), will survive.

Effect of Termination

If the Association Agreement is terminated as set forth therein, it will be void and of no further effect on any of the parties thereto other than such obligations that survive the termination of the Association Agreement as expressly set forth therein, including certain obligations of disclosure, confidentiality, payment of fines, exclusivity and arbitration.

Closing

The parties to the Association Agreement agree to keep each other informed about the fulfillment of the conditions set forth in the Association Agreement. Once all of such conditions have been fulfilled (or waived by the relevant party, if applicable), either party may notify the other party as to the fulfillment of all conditions precedent and their desire to proceed with the Closing of the Transaction. At such time, the parties shall take necessary measures to close the Transaction in the shortest time possible, including holding such meetings as is necessary to approve the Transaction.

Governing Law and Dispute Resolution

The Association Agreement is governed by and construed in accordance with the laws of Brazil.

Any and all disputes that may arise between the parties as a result of or related to the commitment under the Association Agreement will be resolved definitively by arbitration, administered by the Market Arbitration Chamber instituted by B3 (“Market Arbitration Chamber”), in accordance with the Arbitration Rules of that institution that are in force at the time of the start of arbitration. In the event that the Arbitration Rules of the Market Arbitration Chamber is omitted in any respect, the parties agree to apply, in addition, the dispositions provided for in Law No. 9,307/1996.

The place of arbitration shall be the city of São Paulo, State of São Paulo, Brazil, local where the arbitral decision shall be declared and the language of the arbitration shall be Portuguese.

The arbitration decision award will be final and binding for the parties and their successors, and the parties agree to waive any right of appeal.

Voting Agreement

On August 11, 2020, StoneCo, STNE and DLP entered into the Voting Agreement with Linx and the Linx Founding Shareholders, whereby the parties to the Voting Agreement undertook, as limited by the Brazilian Corporate Law, obligations to implement the Transaction, including by binding their shares to vote in favor of the corporate resolutions necessary for the approval, closing and implementation of the Transaction. Linx and STNE acted as intervening parties in the Voting Agreement. The Voting Agreement also indicates that if, at the Linx Special Meeting regarding the Transaction, a sufficient approval quorum is reached for the approval of matters related to the Transaction, considering the favorable vote of other Linx shareholders, Linx Founding Shareholders are free to vote in favor or abstain from voting, according to their convenience, to the extent that, in this case, the calculation of the Linx Founding Shareholders’ votes does not affect the effective approval of the Transaction. In any event, the voting obligations of Linx Founding Shareholders established in the Voting Agreement will be subject to legal impediments and may not violate CVM and Novo Mercado Rules.

Exclusivity

DLP and the Linx Founding Shareholders agreed to comply with the Association Agreement in all its terms and conditions, including the exclusivity provision. In case of non-compliance of the exclusivity provision in the Association Agreement by any Linx Founding Shareholder, the breaching Linx Founding Shareholder will pay a compensatory fine of R$30,000,000.00, to STNE, without prejudice to any other measures that STNE may take to stop the infringement, including specific performance. Notwithstanding the foregoing, the obligations contained in the Voting Agreement relating to voting at the Linx Special Meeting will comply with any applicable legal restrictions, including the rules of CVM and Novo Mercado.

The parties irrevocably and irreversibly agreed to cooperate with the performance of all necessary acts by the other parties and by Linx and STNE for the implementation of the Transaction.

Representations and Warranties

DLP and STNE represented and warranted that:

(i)        STNE is a corporation duly organized and validly existing according to the laws of the Federative Republic of Brazil;

(ii)        DLP (a) are holders and lawful owners of shares bound by the Voting Agreement, which are free and clear of any encumbrances, except as set forth in the Voting Agreement; and (b) have full capacity to enter into the Voting Agreement, carry out all the transactions provided for therein and comply with all obligations assumed therein, having taken all necessary measures to authorize its execution and the performance of the obligations set forth therein, except as expressly provided for in the Voting Agreement; and

(iii)        there is no impediment for the execution of the Voting Agreement and of the Association Agreement or for the consummation of the Transaction.

The Linx Founding Shareholders represented and warranted that:

(i)        Linx is a publicly-held company, duly organized and validly existing according to the laws of the Federative Republic of Brazil;

(ii)        Linx Founding Shareholders (a) are holders and lawful owners of Linx bound shares, which are fully paid up and free and clear of any encumbrances, except as set forth in the Voting Agreement (with the exception of shares owned by one of the Linx Founding Shareholders that are encumbered but will be released prior to the Closing of the Transaction); and (b) have full capacity to enter into the Voting Agreement, carry out all the transactions provided for therein and comply with all obligations assumed therein, having taken all necessary measures to authorize its execution and the performance of the obligations set forth therein, except as expressly provided for in the Voting Agreement;

(iii)        there is no impediment to the execution of the Voting Agreement and of the Merger of Shares Protocol or for the consummation of the Transaction and the fulfillment of the obligations provided for in the Voting Agreement and in the Merger of Shares Protocol; and

(iv)        there are not, at the date of the Original Association Agreement, any obligations and/or understandings between the Linx Founding Shareholders and/or Linx, directly or indirectly, and any person, that can be characterized as an intention and/or proposal of a transaction, in any way, similar to the Transaction.

Lock-Up and Encumbrance of the Bound Shares

During the term of the Voting Agreement, the Linx Founding Shareholders irrevocably and irreversibly undertake not to agree upon or carry out the sale, disposal or transfer, directly or indirectly, by any means or form whatsoever, of their shares, or any rights related thereto, as well as not to create any liens or encumbrances of any nature, whether judicial or extrajudicial, on the bound shares, including, but not limited to, pledge, bond, usufruct, fiduciary sale, trust, promise of purchase and sale or granting of options, creation of rights of first refusal, rent, as well as entering into other voting agreements or shareholders’ agreements.

Effective Date and Term

The Voting Agreement remains in effect until the earlier of (i) the consummation of the Transaction; or (ii) the termination of the Association Agreement.

Conflicts Resolution

The Voting Agreement is governed by and construed in accordance with the laws of Brazil.

Any and all disputes that may arise between the parties as a result of or related to the commitment under the Voting Agreement will be resolved definitively by arbitration, administered by the Market Arbitration Chamber, in accordance with the Arbitration Rules of that institution that are in force at the time of the start of arbitration. In the event that the Arbitration Rules of the Market Arbitration Chamber is omitted in any respect, the parties agree to apply, in addition, the dispositions provided for in Law No. 9,307/1996.

The place of arbitration shall be the city of São Paulo, State of São Paulo, Brazil, local where the arbitral decision shall be declared and the language of the arbitration shall be Portuguese.

The arbitration decision award will be final and binding for the parties and their successors, and the parties agree to waive any right of appeal.

Non-Compete Agreements

On August 11, 2020, STNE and StoneCo entered into the Original Non-Compete Agreements with each Linx Founding Shareholder. The parties amended and restated each of the Original Non-Compete Agreements on September 1, 2020 to revise certain terms therein, including extending the duration of the non-compete obligations of each Linx Founding Shareholder and decreasing the number of StoneCo Class A Common Shares to be received by each Linx Founding Shareholder for fulfillment of such obligations.

Non-Solicitation

Pursuant to the non-solicitation provision in the Non-Compete Agreements, the Linx Founding Shareholders agree to, directly or indirectly, during the five years following the Closing:

(i) not solicit, entice, incite, divert, withdraw or attempt to solicit, incite, divert or withdraw any customer, supplier, distributor or business of STNE or companies of its economic group, or in any way interfere in the relationship maintained between STNE and its current or future customers, suppliers or distributors;

(ii) not solicit or encourage any person to quit his job or stop providing services to STNE or any other affiliate, regardless of whether such person is an employee, service provider or executive officer of STNE;

(iii) not solicit any of STNE’s employees or executive officers; and

(iv) not start dealings, negotiations, or any other type of understandings and not enter into final commitments or agreements with an objective equivalent or similar business to STNE, its subsidiaries or its affiliates.

Non-Compete

Pursuant to the non-competition provision in the Non-Compete Agreements, the Linx Founding Shareholders agree to, directly or indirectly, during the five years following the Closing:

(i) not own, operate, advise or be a partner, shareholder, employee, director, officer, service provider or consultant of (a) any business developed by the competing companies set forth in the Non-Compete Agreements, or its controlled or affiliated companies or companies in which STNE holds an interest; or (b) which, directly or indirectly, carries out activities related to STNE or its subsidiaries or their businesses, including, but not limited to, activities related to consultancy and risk management related to the means of payment and management software segments in Brazil for the retail sector and investments in individuals or legal entities operating in the segments of means of payment in general, financial services for retail, and management software in Brazil for the retail sector; and

(ii) not establish or maintain any business relationship with any employees, suppliers, customers, distributors, business partners or consultants of STNE, its controlled and affiliated companies, and companies in which STNE holds interest, which may adversely affect them or the relationships and business between STNE, its controlled and affiliated companies, and companies in which STNE holds interest and said employees, suppliers, customers, distributors, business partners or consultants.

Indemnity

The Non-Compete Agreements provide that STNE will pay each Linx Founding Shareholder a number of StoneCo Class A Common Shares in exchange for such Linx Founding Shareholder’s fulfillment of their Non-Compete and Non-Solicitation obligations. Alon Dayan will receive 53,759 StoneCo Class A Common Shares, Nércio José Monteiro Fernandes will receive 268,797 StoneCo Class A Common Shares and Alberto Menache will receive 340,746 StoneCo Class A Common Shares. One fifth of such shares shall be transferred on the first anniversary of the Closing, one fifth on the second anniversary of the Closing, one fifth on the third anniversary of the Closing, one fifth on the fourth anniversary of the Closing and the remaining shares on the fifth anniversary of the Closing (the “Indemnification”). The transfer of each installment of the Indemnification will be conditioned on the fulfillment by each such Linx Founding Shareholder of the obligations in the Non-Compete Agreement.

STNE will reduce the number of StoneCo Class A Common Shares to be transferred to the Linx Founding Shareholder in connection with certain tax deductions required by applicable law, provided that the Linx Founding Shareholder will receive the net value of the Indemnification, after the applicable deductions.

Acknowledgment of Payment

Each Linx Founding Shareholder agrees that the transfer of StoneCo Class A Common Shares under the Non-Compete Agreement constitutes fair and sufficient compensation for the fulfillment of the terms of the Non-Compete Agreement.

Executive Engagement Proposal

On August 11, 2020, STNE and Alberto Menache entered into the Original Executive Engagement Proposal, pursuant to which Alberto Menache agreed to accept the position of Chairman of the Software Division of one or more companies of Stone Group. The parties amended and restated the Original Executive Engagement Agreement on September 1, 2020 to revise certain terms therein, including changing the role in which Alberto Menache will serve to Senior Advisor of Stone Group, reducing the term of the agreement to one year and removing the StoneCo Class A Common Shares that Alberto Menache was to receive as part of his remuneration for serving such role. The responsibilities of this role include rendering strategic and specialized consulting services in the software segment for the retail sector for one or more companies of Stone Group, including during the transition period following the Transaction and being responsible for discussing the strategies and planning of the integration of STNE and Linx, together with the STNE board of officers.

Pursuant to the Executive Engagement Agreement, in return for his services to STNE, Alberto Menache will receive remuneration in cash equivalent to R$5,000,000 per year for one year. In addition, the Executive Engagement Agreement provides that Alberto Menache will be required, during the term of his contract and for two years after its termination, to keep confidential any and all Stone Group information to which he has access.

Material Tax Considerations

Material U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the Transaction and of the receipt, ownership and disposition of StoneCo Class A Common Shares or StoneCo BDRs, as applicable, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person. The summary applies only to U.S. Holders (as defined herein) that hold Linx Shares, StoneCo Class A Common Shares and/or StoneCo BDRs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, alternative minimum tax consequences, state, local or non-United States tax laws, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	a financial institution;

•	an insurance company;

•	a real estate investment trust or regulated investment company;

•	a dealer or trader in securities that uses a mark-to-market method of tax accounting;

•	a person that holds ADSs, BDRs or shares as part of a “straddle,” conversion transaction or integrated transaction;

•	a person whose “functional currency” is not the U.S. dollar;

•	a tax exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•	a person that owns or is deemed to own, by vote or value, 10% or more of the shares of Linx or StoneCo;

•	a person that acquired ADSs, BDRs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	a person that holds ADSs, BDRs or shares in connection with a trade or business outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares. ADSs or BDRs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding shares, ADSs or BDRs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Transaction.

This summary is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. U.S. Holders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the Transaction and of holding the StoneCo Class A Common Shares or StoneCo BDRs.

As used herein, you are a “U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of Linx Shares, StoneCo Class A Common Shares or StoneCo BDRs and are:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This disclosure assumes that (i) a holder of Linx ADSs will be treated for U.S. federal income tax purposes as the beneficial owner of the underlying Linx Shares represented by those ADSs and (ii) a holder of StoneCo BDRs will be treated for U.S. federal income tax purposes as the beneficial owner of the underlying StoneCo Class A Common Shares represented by those BDRs.

Consequences of the Transaction

For U.S. federal income tax purposes, a U.S. Holder of Linx Shares will be treated as transferring its Linx Shares to STNE in exchange for the Consideration in a taxable transaction. Accordingly, such U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the exchange and its tax basis in the Linx Shares exchanged, in each case, determined in U.S. dollars. The amount realized on the exchange will be the fair market value of any StoneCo Class A Common Shares or StoneCo BDRs, as the case may be, received on the date of exchange, as determined in U.S. dollars, and/or the cash received with respect to the Linx Shares exchanged.

Gain or loss and holding period must be calculated separately for each block of Linx Shares exchanged. Based on Linx’s public filings, StoneCo believes that Linx has not been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Assuming that Linx is not and has not been a PFIC, gain or loss realized in the exchange generally will be capital gain or loss and generally will be long-term capital gain or loss if the Linx Shares exchanged have been held for more than one year. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

A U.S. Holder will have a tax basis in any StoneCo Class A Common Shares or StoneCo BDRs, as the case may be, received in the exchange equal to the fair market value of such StoneCo Class A Common Shares or StoneCo BDRs on the date of exchange, and its holding period with respect to such StoneCo Class A Common Shares or StoneCo BDRs will begin on the day after the date of the exchange.

Brazilian taxes that may be imposed upon the receipt of the Consideration pursuant to the Transaction will generally be treated as income taxes eligible for a credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Because a U.S. Holder’s gain from the receipt of the Consideration will generally be treated as U.S.-source income, this limitation may preclude such holder from claiming a credit for all or a portion of the taxes imposed on this gain. U.S. Holders exchanging Linx Shares for the Consideration should consult their tax advisors as to whether these Brazilian taxes may be creditable against their U.S. federal income tax liability. Instead of claiming a credit, a U.S. Holder may, upon election, deduct otherwise creditable Brazilian income taxes in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Any cash component of the amount realized will be the U.S. dollar value of the reais calculated by reference to the spot rate on the date of the exchange (or, if the Linx Shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). If a U.S. Holder is an accrual basis taxpayer and does not elect to determine the amount realized using the spot exchange rate on the settlement date, such holder will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the exchange and the settlement date. U.S. Holders will have a tax basis in the reais received equal to the U.S. dollar value of the reais received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition (including, in the case of Linx ADSs, a conversion by the depositary) of the reais received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. Holder does make the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service (the “IRS”). U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to reais received in exchange for Linx Shares.

Information reporting and backup withholding (at a rate of 24%) may apply to payments in connection with the Transaction unless a U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding will be allowed as a credit against a U.S. Holder’s federal income tax liability and may entitle a holder to a refund, provided that the required information is timely furnished to the IRS.

Consequences of the Ownership and Disposition of StoneCo Class A Common Shares and StoneCo BDRs

Taxation of Distributions

Distributions made with respect to StoneCo Class A Common Shares and StoneCo BDRs, as the case may be, will generally be taxed as ordinary dividend income to U.S. Holders to the extent that they are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders of StoneCo Class A Common Shares may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains so long as the StoneCo Class A Common Shares are listed and traded on Nasdaq (or are readily tradable on another established securities market in the United States). It is uncertain whether U.S. Holders of StoneCo BDRs will qualify for the lower rate applicable to qualified dividend income. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of a dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of the BDRs, the depositary’s receipt of the dividend.

Sale or Other Disposition of StoneCo Class A Common Shares or StoneCo BDRs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of StoneCo Class A Common Shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the StoneCo Class A Common Shares or StoneCo BDRs, as the case may be, for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the StoneCo Class A Common Shares or StoneCo BDRs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for any taxable year in which either (1) 75% or more of its gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents and certain gains from transactions. Cash is a passive asset for these purposes. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based on the composition of our income and assets, the value of our assets, and the Proposed Regulations, we do not believe we were a PFIC for our 2019 taxable year, and we do not expect to be a PFIC for our current taxable year. However, because our PFIC status for any taxable year can be determined only after the end of such taxable year and will depend on the composition of our income and assets and the market value of our assets from time to time (including, following the Transaction, the income and assets of Linx), and because there is no guarantee that the Proposed Regulations will be adopted in their current form, there can be no assurance that we will not be a PFIC for our current taxable year or any future year and, in particular, it is not certain how the Active Financing Exception will apply to our assets and income following the Transaction. Moreover, there can be no assurance that the IRS will agree with our conclusion. In particular, although we consider ourselves to be actively engaged in an active business, it is not entirely clear how certain of our income will be treated for purposes of the PFIC rules. Certain of our income may be treated as passive income, unless such income is eligible for the Active Financing Exception, and related assets may be considered passive assets unless the Active Financing Exception applies. We believe that the Active Financing Exception, as interpreted by the Proposed Regulations, should apply to treat such income and related assets as active, but such treatment is not certain. Moreover, the Treasury Department has specifically requested comments regarding the continued applicability of the Active Financing Exception in the PFIC context once the corollary exception under the PFIC rules for licensed banks is finalized, While the Proposed Regulations permit taxpayers to rely on them, it is possible that the Treasury Department will not follow the approach of the Proposed Regulations when issuing final regulations, in which case the Active Financing Exception might not apply to our income and it is possible that we could be treated as a PFIC. If we were a PFIC for any year during which a U.S. Holder holds StoneCo Class A Common Shares or StoneCo BDRs, we generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which it holds the StoneCo Class A Common Shares or StoneCo BDRs, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entity or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entities, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if such U.S. Holders held such shares directly, even though they have not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held StoneCo Class A Common Shares or StoneCo BDRs, such holder may be subject to adverse tax consequences. Generally, gain recognized upon the disposition (including, under certain circumstances, a pledge) of StoneCo Class A Common Shares or StoneCo BDRs would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution a U.S. Holder receives on its StoneCo Class A Common Shares or StoneCo BDRs exceeds 125% of the average of the annual distributions on such StoneCo Class A Common Shares or StoneCo BDRs received during the preceding three years or such U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the StoneCo Class A Common Shares or StoneCo BDRs were “regularly traded” on a “qualified exchange,” a U.S. Holder of such regulated traded shares or BDRs could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The StoneCo Class A Common Shares and StoneCo BDRs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of such shares or BDRs, as applicable, were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq is a qualified exchange for this purpose. We expect the B3 will constitute a “qualified exchange” for this purpose, but there can be no assurance in this regard, given that the IRS has not identified specific foreign exchanges that are “qualified exchanges” for this purpose.

If a U.S. Holder makes a mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of its StoneCo Class A Common Shares or StoneCo BDRs at the end of each taxable year over its adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the StoneCo Class A Common Shares or StoneCo BDRs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, its tax basis in the StoneCo Class A Common Shares or StoneCo BDRs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of StoneCo Class A Common Shares or StoneCo BDRs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any Lower-tier PFIC.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

A U.S. Holder of StoneCo Class A Common Shares or StoneCo BDRs in any year in which we are treated as a PFIC generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with its federal income tax return for that year.

U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) a U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, a U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment will be allowed as a credit against a U.S. Holder’s federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in the StoneCo Class A Common Shares and StoneCo BDRs, subject to certain exceptions (including an exception for StoneCo Class A Common Shares or StoneCo BDRs held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the StoneCo Class A Common Shares.

Material Brazilian Tax Considerations

The Transaction

Capital Gains

According to Brazilian tax rules, gains on the disposition of assets located in Brazil by a holder who resides in Brazil (a “Brazilian Holder”) or by a holder deemed to not be domiciled in Brazil for Brazilian tax purposes (a “Non-Brazilian Holder”) are subject to Brazilian taxation.

Notwithstanding the analysis of the tax treatment applicable to the contribution (incorporação de ações) of Linx Common Shares into STNE, as a result of the subsequent redemption of New STNE Shares, gains recognized by holders of Linx Common Shares are expected to be subject to Brazilian income tax at different rates, depending on the nature, domicile and regime of the corresponding holder. The rate for a Non-Brazilian Holder may generally vary from 15% to 22.5%, or may be a flat rate of 25% in case of a Non-Brazilian Holder resident of or domiciled in a “No Taxation or Low Taxation Jurisdiction.” The rate for a Brazilian Holder may vary widely, for example, from 15% to 22.5% for individuals, or 34% for Brazilian companies.

STNE is liable to withhold such income tax if a Non-Brazilian Holder recognizes a capital gain, which is the difference between the value obtained from the issuance and redemption of New STNE Shares and the corresponding acquisition cost of Linx Shares. For that purpose, each Non-Brazilian Holder must provide to STNE documentation evidencing the corresponding average acquisition cost of its Linx Shares, in order to allow STNE to determine the capital gain amount and the income tax due. In the event that a Non-Brazilian Holder does not provide such information or provides insufficient documentation or information, STNE will consider such acquisition cost as nonexistent (zero) resulting in a taxable capital gain amount equal to the full value of the consideration received by such Non-Brazilian Holder. STNE will deduct the value of the income tax from the amount otherwise due to the corresponding Non-Brazilian Holder.

Although there is no clear rule regarding how a disposition of ADSs by a Non-Brazilian Holder will be treated under Brazilian tax law, STNE will take the position that no income tax on capital gains should be withheld and therefore no deduction in this respect would apply. Even though such approach is not clearly provided by the legislation and thus different interpretations may arise, this procedure is based on the rationale that the Linx ADSs are not considered assets located in Brazil, and therefore no capital gain is subject to taxation in Brazil.

Due to the complexity of the Transaction and the detailed analysis and procedures relating to the tax treatment that may apply to Brazilian Holders and Non-Brazilian Holders, we advise such investors to consult their own lawyers and tax advisors for specific advice regarding their particular situation with respect to the Transaction.

Discussion of “No Taxation or Low Taxation Jurisdictions”

Brazilian tax rules set forth different concepts of “No Taxation or Low Taxation Jurisdictions” and “privileged tax regimes,” which may impact the tax treatment applicable to Non-Brazilian Holders. Nevertheless, on June 7, 2010, the Brazilian Tax Authorities enacted Normative Ruling No. 1,037, as amended, listing (i) the countries and jurisdictions considered to be “No Taxation or Low Taxation Jurisdictions” and (ii) the privileged tax regimes.

Accordingly, we recommend that prospective investors consult their own tax advisors for a more thorough analysis of whether they could face any possible tax consequences from a potential characterization of a “No Taxation or Low Taxation Jurisdiction” or a “privileged tax regime.”

Investment in StoneCo Class A Common Shares or StoneCo BDRs

This section describes the main tax implications in Brazil for holders of StoneCo Class A Common Shares.

Taking into consideration the peculiarities concerning the tax treatment that may apply to Brazilian Holders and Non-Brazilian Holders, we advise such investors to consult their own lawyers and tax advisors for specific advice regarding their particular situation.

Non-Brazilian Holder

Dividends and Other Income

Dividends or other similar income arising from StoneCo Class A Common Shares and StoneCo BDRs paid by StoneCo should not be subject to income tax in Brazil when paid in favor of a Non-Brazilian Holder.

Gains

According to Law No. 10,833/03, dated December 29, 2003, gains assessed on the sale or other disposition of assets located in Brazil are generally subject to income tax in Brazil.

Notwithstanding the analysis of indirect sale of Brazilian assets, StoneCo Class A Common Shares should, in principle, not be treated as an asset located in Brazil and therefore, their disposal should not generate income tax in Brazil.

With respect to StoneCo BDRs, as they are assets registered in Brazil, they would most likely fall within the definition of assets located in Brazil for purposes of Law No. 10,833/03, notwithstanding the possibility of different interpretations of the matter. Given the lack of precedent on the matter and in light of the general and unclear scope of regulations dealing with the subject, we cannot predict which position will ultimately prevail in the courts of Brazil. Under this scenario, a conservative approach would recommend taxation in Brazil of StoneCo BDRs as assets located in Brazil.

Taking the above into consideration, it is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of assets in Brazil, such as StoneCo BDRs, vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder holds its investment and/or how the disposition is carried out, as described below.

As a general rule, capital gains realized on the disposition of assets located in Brazil are equal to the difference between the amount in Brazilian currency realized on the sale or exchange of the assets and their acquisition cost, without any correction for inflation.

Capital gains realized by a Non-Brazilian Holder on a sale or disposition of StoneCo BDRs carried out on the Brazilian stock exchange, which includes the transactions carried out on the organized over-the-counter market (“OTC”) are:

•	exempt from income tax when realized by a Non-Brazilian Holder that (i) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373, or a 4,373 Holder, and (ii) is not resident or domiciled in a No Taxation or Low Taxation Jurisdiction; or

•	arguably subject to income tax at a 15% rate in the case of gains realized by (A) a Non-Brazilian Holder that (i) is not a 4,373 Holder and (ii) is not resident or domiciled in a No Taxation or Low Taxation Jurisdiction; or (B) a Non-Brazilian Holder that (i) is a 4,373 Holder, and (ii) is resident or domiciled a No Taxation or Low Taxation Jurisdiction; and

•	subject to income tax at up to a 25% rate in the case of gains realized by a Non-Brazilian Holder that (i) is not a 4,373 Holder and (ii) is resident or domiciled in a No Taxation or Low Taxation Jurisdiction; however, this treatment is controversial, and there may be arguments to support the position that income tax at a rate of 15% could also apply in this situation.

Any other gains realized by a Non-Brazilian Holder upon a sale or disposition of the StoneCo BDRs that is not carried out on the Brazilian stock exchange are:

•	subject to income tax at a rate of 15% when realized by any Non-Brazilian Holder that (i) is a 4,373 Holder; and (ii) is not resident or domiciled in a No Taxation or Low Taxation Jurisdiction, although different interpretations may be raised to sustain the application of the progressive rates set forth by law No. 13,259/16;

•	subject to income tax at progressive rates ranging from 15% to 22.5%, in the case of gains realized by (A) a Non-Brazilian Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a No Taxation or Low Taxation Jurisdiction; and (B) Non-Brazilian Holder that (1) is a 4,373 Holder, and (2) is resident or domiciled in a No Taxation or Low Taxation Jurisdiction; and

•	subject to income tax at a 25% rate in case of gains realized by a Non-Brazilian Holder that is not a 4,373 Holder and is resident or domiciled in a No Taxation or Low Taxation Jurisdiction.

If the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution, the withholding income tax of 0.005% will apply and can be later offset against any income tax due on the capital gain earned by the Non-Brazilian Holder.

In the case of redemption of StoneCo BDRs or capital reduction by StoneCo, as well as on the exchange of StoneCo BDRs for StoneCo Class A Common Shares, the positive difference between the amount received by the Non-Brazilian Holder and the acquisition cost of the corresponding StoneCo BDRs disposed will be treated as a capital gain derived from a transaction of StoneCo BDRs carried out outside a Brazilian stock exchange. Therefore, the same tax treatment outlined above would apply.

Any exercise of preemptive rights, if applicable, relating to the StoneCo BDRs will not be subject to Brazilian income tax. Gains realized by a Non-Brazilian Holder on the disposition of preemptive rights in Brazil will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of StoneCo BDRs. Tax authorities may attempt to tax such gains even when the sale or assignment of such rights takes place outside Brazil, based on the provisions of Law No. 10,833.

There can be no assurance that the current favorable tax treatment of 4,373 Holders will continue in the future.

Tax on Foreign Exchange Transactions (“IOF/FX”)

The conversion of Brazilian currency into foreign currency and the conversion of foreign currency into Brazilian currency may be subject to IOF/FX. The rate of IOF/FX applicable to inflow and outflow transactions for the investment/ divestment in StoneCo BDRs is currently zero. The Brazilian Government is permitted to increase the rate of the IOF/Exchange at any time, up to 25% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after this increase in rate and not retroactively.

Tax on Transactions Involving Bonds and Securities (“IOF/Bonds”)

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds, on transactions involving Brazilian bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving StoneCo BDRs is currently zero. The Brazilian Government is permitted to increase such rate at any time up to 1.5% per day, but only in respect of future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of StoneCo BDRs and StoneCo Class A Common Shares, except for gift and inheritance taxes imposed by certain Brazilian states on gifts or bequests by a Non-Brazilian Holder to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of StoneCo BDRs and StoneCo Class A Common Shares.

Brazilian Holder

Dividends and Other Income

Dividends or other similar income arising from StoneCo Class A Common Shares and StoneCo BDRs earned by Brazilian Holders are subject to income tax in accordance with applicable rules for investments held outside Brazil, including (i) Individuals Income Tax (“IRPF”) at progressive rates up to 27.5%, and (ii) Corporate Income Taxes (“IRPJ/CSLL”) at a combined rate of 34% in the case of StoneCo Class A Common Shares held by legal entities domiciled in Brazil.

Gains

Gains assessed on Brazilian Holder arising from any disposal of StoneCo Class A Common Shares are subject to taxation in Brazilian depending on the legal nature of such Brazilian Holder, including (i) income tax at rates varying from 15% up to 22.5% in case of individuals resident in Brazil (except for disposals of StoneCo BDRs carried out within the Brazilian stock exchange or the organized OTC, which will remain with the flat 15% rate), and IRPJ/CSLL at a combined 34% in case of StoneCo Class A Common Shares held by legal entities domiciled in Brazil.

Taking into consideration that exemptions and peculiarities concerning the IRPF calculation may apply, we advise individuals resident in Brazil to consult their own lawyers and tax advisors, whom can provide specific advice regarding their particular situation on any exemption or peculiarity possibly applicable in disposal of StoneCo BDRs in Brazil.

If Brazilian Holder decides to dispose StoneCo BDRs in Brazil, and considering that this disposal is carried out on the stock exchange or on the OTC market, this transaction might be subject to withholding tax at a rate of 0.005% on its corresponding disposal amount. In this case, the withholding tax paid can be offset with the income tax.

IOF/FX

Conversions of Brazilian currency into foreign currency and foreign currency into Brazilian currency are subject to IOF/FX. As a rule, Brazilian Holder may be subject to IOF/FX currently at 0.38% in case of conversions involving flows related to StoneCo Class A Common Shares and StoneCo BDRs. The Brazilian Government is permitted to increase the rate of the IOF/Exchange at any time, up to 25% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after this increase in rate and not retroactively.

IOF/ Bonds

Brazilian law imposes IOF/Bonds on transactions involving Brazilian bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving StoneCo BDRs is currently zero. The Brazilian Government is permitted to increase such rate at any time up to 1.5% per day, but only in respect of future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of StoneCo BDRs and StoneCo Class A Common Shares, except for gift and inheritance taxes imposed by certain Brazilian states on gifts or bequests by a Non-Brazilian Holder to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of StoneCo BDRs and StoneCo Class A Common Shares.

Offsetting of Taxes Potentially Withheld Abroad

We advise any Brazilian Holder to consult their own lawyers and tax advisors regarding the viability of offsetting in Brazil taxes potentially withheld abroad because of the ownership and transactions involving StoneCo Class A Common Shares and StoneCo BDRs.

Information About the Companies

StoneCo

We are a leading provider of financial technology solutions that empower merchants and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels in Brazil. We have developed a strong client-centric culture that seeks to delight our clients rather than simply providing them with a solution or service. To achieve this, we created a proprietary, go-to-market approach called the Stone Business Model, which enables us to control the client experience and ensure that interactions are provided by our people or our technology. The Stone Business Model combines our advanced, end-to-end, cloud-based technology platform; differentiated hyper-local and integrated distribution approach; white-glove, on-demand customer service; and client-centric culture, each of which is described below.

1.	Advanced, End-to-End, Cloud-Based Technology Platform—We designed our cloud-based technology platform to (i) help our clients connect, get paid and grow their businesses, while meeting the complex and rapidly changing demands of omnichannel commerce; and (ii) overcome long-standing inefficiencies within the Brazilian payments market. Our platform enables us to develop, host and deploy our solutions very quickly. We also sell our solutions to integrated partners such as Payment Service Providers, or PSPs, which are firms that contract with a merchant to provide them with payment acceptance solutions, and marketplaces to empower merchants to conduct commerce more effectively in Brazil.

2.	Differentiated Hyper-Local and Integrated Distribution—We developed our distribution model to proactively reach and serve our clients in a more effective manner. In particular, we developed Stone Hubs, which are local operations close to our clients that include an integrated team of sales, service, and operations support staff to reach small-and medium-sized businesses or SMBs, locally and efficiently, and to build stronger relationships with them. We also have a specialized in-house sales team that serves online merchants and digital service providers with dedicated expertise. We also work with integrated partners, such as ISVs, to embed our solutions into their offerings and enable their merchants to accept payments seamlessly and easily.

3.	White-Glove, On-Demand Customer Service—We created our on-demand customer service team to support our clients quickly, conveniently, and with high-quality service designed to strengthen our customer relationships and improve their lifetime value with us. Our customer service approach combines (i) a Human Connection, through which we seek to address our clients’ service needs in a single phone call using a qualified team of technically trained agents; (ii) Proximity, through our Green Angels team of local support personnel who can serve our clients in person within minutes or hours, instead of days or weeks; and (iii) Technology, through a range of self-service tools and proprietary artificial intelligence, or AI, that help our clients manage their operations more conveniently and enable our agents to proactively address merchant needs, sometimes before they are even aware of an issue.

4.	Client-Centric Culture—We have proactively fostered and developed a highly-innovative, entrepreneurial, and mission-driven culture that we believe helps attract new talent, enables us to achieve our objectives, and provides a key competitive advantage. Our culture unites our team across numerous functions and focuses our collective efforts on passionately developing technology and implementing the Stone Business Model to disrupt legacy practices, older technologies, and incumbent vendors in order to provide solutions and a level of service that go beyond simply meeting the needs of our clients, and instead seeks to deliver an enhanced overall client experience.

StoneCo is incorporated as an exempted company with limited liability in the Cayman Islands. Our principal executive office is located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our investor relations office can be reached at investors@stone.com.br and our website address is www.stone.co. The information contained on, or accessible through, such website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

Linx

Linx is a leading cloud-based technology company that develops and provides affordable, easy-to-use, reliable and integrated software solutions to over 70,000 retail clients across more than 100,000 storefronts with approximately R$300 billion of gross transaction volume (GTV), through a software-as-a-service (SaaS) business model. The company is a leading player in the retail management software market and has a strong presence in e-commerce software solutions in Brazil. It serves its clients through an end-to-end platform comprised of three product lines, including:

•	Linx Core – which provides integrated business management software, such as ERP and POS management solutions, across various industry verticals including auto parts stores, clothing stores, department stores, electronic goods stores, fast food chains, gas stations, home improvement stores, household appliances stores, pharmacies, service retail, and vehicle dealerships.

•	Linx Digital – which provides an e-commerce platform designed to improve the omnichannel shopping experience, enabling retailers to engage, interact and transact with their clients and manage their inventories across physical stores, mobile applications, and online channels in an integrated manner.

•	Linx Pay Hub – which provides payment processing solutions integrated with its Core and Digital product lines and provides Electronic Funds Transfer (EFT) services.

Linx is a Brazilian corporation (sociedade anônima) incorporated under the Federative Republic of Brazil. Linx’s corporate headquarters are located at Avenida Doutora Ruth Cardoso, 7221, 7th floor, São Paulo, São Paulo, CEP 05425-902, Brazil, and its telephone number at this address is +55-11-2103-1531. Linx’s website is www.linx.com.br. The information contained on, or accessible through, such website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

Management and Compensation of StoneCo

StoneCo is managed by a board of directors. For a discussion of StoneCo’s management and compensation (as well as certain other corporate governance matters), see “Item 6. Directors, Senior Management and Employees of the StoneCo 2019 20-F,” which is incorporated by reference into this prospectus. For more information about how to obtain copies of documents incorporated by reference, see the sections of this prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

Recent Developments

On May 27, 2020, StoneCo announced that its board of directors resolved, on its meeting of May 21, 2020, to appoints Mrs. Luciana Ibiapina Lira Aguiar to the board of directors, effective immediately, and at the same meeting, elected her to the Audit Committee, as replacement for Mr. Ali Mazanderani, who stepped out of the Audit Committee, but remained, nonetheless, as a member of the Board of Directors. Mrs. Aguiar is independent under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Stock Market. Mrs. Aguiar, 46, has over 25 years of professional experience in tax law. Mrs. Aguiar has been the managing partner of law firm Bocater, Camargo, Costa e Silva Advogados for over 3 years and prior to that, Mrs. Aguiar was a tax lawyer for law firm Mariz de Oliveira e Siqueira Campos Advogados for 2 and half years. Mrs. Aguiar was previously a tax partner at PwC, from 1994 to 2012, where she was responsible for tax audit and tax consulting, with relevant knowledge of auditing standards, tax and accounting legislation, regulation of publicly-held companies. Mrs. Aguiar is Professor of Tax Law courses at GVlaw - FGV Direito - São Paulo, and holds bachelor degrees in Law, Economic Sciences and Accounting Sciences from Pontifícia Universidade Católica de São Paulo and a Master degree in Tax Law from Fundação Getúlio Vargas.

With Mrs. Aguiar’s appointment, StoneCo’s current board members are Mr. André Street de Aguiar, Mr. Eduardo Cunha Monnerat Solon de Pontes, Mr. Thomas A. Patterson, Mr. Ali Mazanderani, Mr. Roberto Moses Thompson Motta, Mr. Sílvio José Morais and Mrs. Luciana Ibiapina Lira Aguiar.

The Audit Committee currently consists of three members, namely Mr. Roberto Moses Thompson Motta, Mr. Sílvio José Morais and Mrs. Luciana Ibiapina Lira Aguiar, who satisfy the criteria of audit committee financial expert as set forth under the applicable rules of the SEC.

Immediately following the Transaction, the composition of the board of directors and the executive officers of StoneCo will remain the same as those currently serving such roles.

Share Ownership of Certain Beneficial Owners and Management

Major Shareholders and Directors and Officers of StoneCo

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A Common Shares and Class B Common Shares by (1) each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares; (2) each of our executive officers and directors individually; and (3) all of StoneCo’s executive officers and directors as a group, in each case as of August 18, 2020, unless otherwise noted below. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of StoneCo. Other than those persons listed below, none of our directors or officers beneficially own any of our shares.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right.

Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A Common Shares or Class B Common Shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 225,841,808 outstanding Class A common shares and 82,882,231 outstanding Class B common shares as of August 18, 2020.

	Shares Beneficially Owned				% of Total
	Class A		Class B		Voting
	Shares	%	Shares	%	Power(1)
5% Shareholders
HR Holdings LLC(2)	-	-	55,335,781	66.8%	52.5%
Madrone Partners L.P.(3)	8,959,532	4.0%	20,379,744	24.6%	20.2%
T. Rowe Price Funds(4)	32,838,829	14.5%	-	-	3.1%
Capital Research Global Investors(5)	18,111,355	8.0%	-	-	1.7%
Actis 4 PCC(6)	14,462,320	6.4%	-	-	1.4%
Berkshire Hathaway Inc.(7)	14,166,748	6.3%	-	-	1.3%
Executive Officers and Directors
André Street (8)	-	-	61,963,301	74.8%	58.8%
Eduardo Cunha Monnerat Solon de Pontes (9)	-	-	61,963,301	74.8%	58.8%
Roberto Moses Thompson Motta	-	-	-	-	-
Thomas A. Patterson (10)	8,959,532	4.0%	20,379,744	24.6%	20.2%
Ali Mazanderani	-	-	-	-	-
Silvio José Morais	-	-	-	-	-
Thiago dos Santos Piau	-	-	-	-	-
Augusto Barbosa Estellita Lins	1,736,591	0.8%	-	-	0.2%
Marcelo Bastianello Baldin	-	-	-	-	-
Rafael Martins Pereira	-	-	-	-	-
Felipe Salvini Bourrus	-	-	-	-	-
Vinícius do Nascimento Carrasco	-	-	-	-	-
Lia Machado de Matos	*	*	-	-	*
All directors and senior management as a group (13 persons) (11)	10,706,028	4.7%	82,343,045	99.3%	79.1%

* Each of these directors and officers beneficially owns less than 1% of the total number of outstanding Class A common shares.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share.

(2)	Consists of common shares held of record by HR Holdings, LLC as of August 18, 2020. André Street and Eduardo Pontes may be deemed to have voting and dispositive power over the shares held by HR Holdings, LLC. In addition, Mr. Street and Mr. Pontes are the beneficial owners of (i) 1,286,022 Class B common shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”), (ii) 1,823,680 Class B common shares held of record by VCK Investment Fund Limited (SAC) E (“VCK E”), a segregated account of VCK, (iii) 3,517,818 Class B common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK. HR Holdings, LLC is controlled by ACP Investments Ltd.—Arpex Capital, which is in turn jointly controlled by VCK A and VCK E, which are segregated accounts of VCK.

(3)	Consists of common shares held of record by Madrone Partners, L.P. as of April 6, 2020. Madrone Capital Partners, LLC is the general partner of Madrone Partners, L.P. Thomas Patterson, Greg Penner and Jameson McJunkin are managing members of Madrone Capital Partners, LLC and may be deemed to have voting and dispositive power over the shares held by Madrone Partners, L.P. The address of each of these entities is 1149 Chestnut Street, Suite 200, Menlo Park, CA 94025.

(4)	The information in the above table concerning T. Rowe Price Associates, Inc. was obtained from a Schedule 13G/A filed with the Securities and Exchange Commission by T. Rowe Price Associates, Inc. on February 14, 2020 reporting beneficial ownership at December 31, 2019. Disclaimer: T. Rowe Price Associates, Inc. (“TRPA”) serves as investment adviser or subadviser, as applicable, with power to direct investments and/or sole power to vote the securities owned by the funds and accounts listed above. For purposes of reporting requirements of the Securities Exchange Act of 1934, TRPA may be deemed to be the beneficial owner of all the shares listed above; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer (and FINRA member), is a subsidiary of TRPA. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of the funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. T. Rowe Price provides brokerage services through this subsidiary primarily to complement the other services provided to shareholders of the T. Rowe Price funds.

(5)	The information in the above table concerning Capital Research Global Investors was obtained from a Schedule 13G/A filed with the Securities and Exchange Commission by Capital Research Global Investors on March 10, 2020 reporting beneficial ownership at February 28, 2020. Of the shares of Class A common shares beneficially owned, Capital Research Global Investors reported that it has sole dispositive power with respect to 18,111,355 shares, and sole voting power with respect to 18,104,903 shares. Capital Research Global Investors is a division of Capital Research and Management Company. The business address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, California 90071.

(6)	The information in the above table concerning Actis 4 PCC-Cell Granite was obtained from a Schedule 13G/A filed with the Securities and Exchange Commission by Actis 4 PCC-Cell Granite on February 12, 2020 reporting beneficial ownership at December 31, 2019. Consists of common shares held by Actis 4 PCC-Cell Granite. Actis 4 PCC-Cell Granite is a Mauritian protected cell company the shareholders of which are investment funds managed by Actis GP LLP or members of the Actis Group. The business address for Actis 4 PCC-Cell Granite is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius. Actis Global 4 LP and Actis Global 4 A LP hold a majority of the interests of Actis 4 PCC–Cell Granite. Actis GP LLP is the general partner of Actis Global 4 LP and Actis Global 4 A LP. Actis New GP Co Ltd holds a majority of the interests of Actis GP LLP. Actis LLP is the sole shareholder of Actis New GP Co Ltd. H Ebco S.a.r.l. holds a majority of the interests of Actis LLP. Savina Holdings L.P. is the sole owner of H Ebco S.a.r.l. Savina Holdings GP LLP is the general partner of Savina Holdings L.P.

(7)	The information in the above table concerning Berkshire Hathaway, Inc. (“Berkshire Hathaway”) was obtained from a Schedule 13G filed with the Securities and Exchange Commission by Berkshire Hathaway on November 8, 2018 reporting beneficial ownership at October 29, 2018. Berkshire Hathaway’s controlling shareholder is its Chairman and Chief Executive Officer, Warren E. Buffett, who may be deemed to have voting and dispositive power over the shares held by Berkshire Hathaway. The address for each of Berkshire Hathaway and Warren E. Buffet is 3555 Farnam Street, Omaha, Nebraska 68131.

(8)	Shares beneficially owned as of August 18, 2020 consists of (i) 1,286,022 Class B common shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”), (ii) 1,823,680 Class B common shares held of record by VCK Investment Fund Limited (SAC) E (“VCK E”), a segregated account of VCK, (iii) 3,517,818 Class B common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK and (iv) 55,335,781 Class B common shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd. — Arpex Capital, in turn jointly controlled by VCK A and VCK E, which are segregated accounts of VCK, over which Mr. Street may be deemed to share voting and investment power.

(9)	Shares beneficially owned as of August 18, 2020 consists of (i) 1,286,022 Class B common shares held of record by VCK Investment Fund Limited (SAC) A (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”), (ii) 1,823,680 Class B common shares held of record by VCK Investment Fund Limited (SAC) E (“VCK E”), a segregated account of VCK, (iii) 3,517,818 Class B common shares held of record by Cakubran Holdings Ltd., a company controlled by VCK and (iv) 55,335,781 Class B common shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd. — Arpex Capital, in turn jointly controlled by VCK A and VCK E, which are segregated accounts of VCK, over which Mr. Pontes may be deemed to share voting and investment power.

(10)	Shares beneficially owned consists of 8,959,532 Class A common shares and 20,379,744 Class B common shares held of record by Madrone Partners L.P. as of April 6, 2020, over which Mr. Patterson may be deemed to share voting and investment power.

(11)	The number of StoneCo Class A Common Shares held by each director or officer is current as of April 6, 2020, pursuant to the StoneCo 2019 20-F, unless otherwise noted.

Shareholders Agreement

We have entered into a shareholders agreement (or the Shareholders Agreement), with our founder shareholders. Among other things, the Shareholders Agreement provides our founder shareholders with the right to nominate a certain number of directors based on the aggregate voting power of the shares of our outstanding share capital held by them, so long as our founder shareholders own at least 5% of the voting power of our outstanding share capital.

The Shareholders Agreement provides that, subject to compliance with applicable law and Nasdaq rules, for so long as our founder shareholders and their affiliates beneficially own shares comprising at least 25% of the voting power of our outstanding share capital, they shall collectively be entitled to designate up to three nominees to our board of directors (or if the size of the board of directors is increased, a majority of the members of the board of directors); for so long as our founder shareholders and their affiliates beneficially own at least 10% of the voting power of our outstanding share capital, they shall collectively be entitled to designate up to two nominees to our board of directors (or if the size of the board of directors is increased, 25% of the members of the board of directors); and for so long as our founder shareholders and their affiliates beneficially own at least 5% of the voting power of our outstanding share capital, they shall collectively be entitled to designate one nominee to our board of directors (or if the size of the board of directors is increased, 10% of the members of the board of directors).

In addition, the Shareholders Agreement provides that for so long as our founder shareholders and their affiliates own at least 10% of the voting power of our outstanding share capital, our founder shareholders will have the right to cause each of the compensation committee, the audit committee and the finance committee of our board of directors to include in its membership the pro rata share of the total number of members of each committee that is equal to the proportion that the number of directors that our founder shareholders are entitled to designate bears to the total number of directors on our board of directors, except to the extent that such membership would violate applicable securities laws or Nasdaq rules.

The rights granted to our founder shareholders to designate directors are additive to and not intended to limit in any way the rights that our founder shareholders or any of their affiliates may have to nominate, elect or remove our directors under our memorandum and articles of association or laws of the Cayman Islands.

The Shareholders Agreement also provides that for so long as founder shareholders own at least 15% of the voting power of our common shares then outstanding, we agree not to take, or permit our subsidiaries to take, certain actions, such as incurring indebtedness in excess of our net equity, entering into a transaction that would result in a Change of Control (as defined therein), entering into a merger, consolidation, reorganization or other business combination, taking any steps to liquidate or declare bankruptcy or insolvency, issue any capital shares other than pursuant to StoneCo’s 2018 omnibus equity plan, acquire or dispose of assets in excess of 20% of our fair market value, or approve any annual compensation of officers and directors, without the approval of our founder shareholders. Additionally, for as long as our founder shareholders and their affiliates hold at least 5% of the total voting power of our outstanding share capital, our founder shareholders and their designated representatives will have certain information and access rights to our management. Finally, the Shareholders Agreement provides that from and after the date on which our founder shareholders no longer collectively beneficially own more than 50% of the voting power of our outstanding share capital, we will cause the board of directors to be divided into three classes of directors, whose members will serve for staggered terms as set forth in the StoneCo Articles of Association.

Major Shareholders and Directors and Officers of Linx

The table below presents information relating to the beneficial ownership of Linx’s common shares (including in the form of ADSs) by (1) each person, or group of affiliated persons, known by Linx to own beneficially 5% or more of Linx’s outstanding shares; (2) each of Linx’s executive officers and directors individually; and (3) all of Linx’s executive officers and directors as a group, in each case as of August 18, 2020, unless otherwise noted below.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of August 18, 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of outstanding common shares is computed on the basis of 175,282,969 common shares outstanding as of August 18, 2020. Common shares that a person has the right to acquire within 60 days of August 18, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers directors as a group.

Shareholder	Number of Common Shares	Total Common Shares (%)(1)
5% Shareholders
Genesis Asset Managers	14,743,368	8.41
Morgan Stanley(2)	13,260,874	7.0
Itaú-Unibanco	12,183,378	6.95
GIC Private Limited	8,421,569	4.80
Executive Officers and Directors
Nércio José Monteiro Fernandes	10,776,395	6.15
Alberto Menache(3)	9,045,522	5.16
Alon Dayan	6,848,988	3.91
João Cox	*	*
Roger de Barbosa Ingold	*	*
Flávio Mambreu Menezes	*	*
Gilsinei Valcir Hansen	*	*
Jean Carlo Klaumann	*	*
Antonio Ramatis Fernandes Rodrigues	—	—
Dênis Nieto Piovezan	—	—
Flávio Cesar Maia Luz	—	—
João Adamo Junior	—	—
Marcelo Amaral Morães	—	—
All executive officers and directors as a group (13 persons)
All executive officers and directors as a group(4)	27,363,284	15.61

*Represents less than 1% of common shares outstanding.

(1)	Shareholdings do not sum to 100% due to the effects of rounding.

(2)	The information in the above table concerning Morgan Stanley was obtained from a Schedule 13G filed with the Securities and Exchange Commission by Morgan Stanley and Morgan Stanley Uruguay Ltda. on August 28, 2020 reporting beneficial ownership at August 19, 2020.

(3)	Includes 303,109 common shares subject to options exercisable within 60 days of August 18, 2020.

(4)	Includes 401,777 common shares subject to options exercisable within 60 days of August 18, 2020.

Founding Block Shareholders’ Agreement

As of May 15, 2020, the founding block shareholders’ agreement (as defined below) is currently in effect. As used below, the “founding shareholders” refers to Nércio José Fernandes, Alberto Menache, Alon Dayan and Daniel Mayo. There are certain restrictions on voting rights of members of Linx’s board of directors in the founding block shareholders’ agreement, based on Article 118, Paragraph 9 of the Brazilian Corporation Law.

On July 30, 2014, Linx entered into a shareholders’ agreement with its founding shareholders, or the founding block shareholders’ agreement. The founding block shareholders’ agreement was amended on September 17, 2018. The founding shareholders agreed to exercise their right to vote at their general meetings, and to have their representatives exercise their right to vote in their interest in accordance with this shareholders agreement. The founding block shareholders will vote in unison. Furthermore, the founding shareholders (other than Daniel Mayo) who would like to assign, transfer, give the capital of another company or promise to sell all or some of their shares, or any rights inherent to them to third parties should communicate his/her intention in writing to other founding shareholders, who (except for Daniel Mayo) will have a preemptive right to acquire such shares, on an equal basis with the other founding block shareholders. Such preemptive right will be exercised in proportion to each of the founding shareholders and prior to any notification pursuant to any other shareholder agreement.

Comparison of the Rights of Holders of StoneCo and Linx Shares

Linx is a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil. As a result of the Transaction, the holders of Linx Shares will become holders of StoneCo Class A Common Shares or StoneCo BDRs, as the case may be. StoneCo Class A Common Shares received by holders of Linx ADSs will be governed by the laws of the Cayman Islands and the StoneCo Articles of Association. Following the Closing of the Transaction, former Linx shareholders will have different rights as StoneCo shareholders than they did as Linx shareholders. Each StoneCo Class A Common Share will be issued in connection with, and will carry with it the rights and obligations set forth in the StoneCo Articles of Association and the laws of the Cayman Islands.

This section summarizes material differences between the rights of Linx shareholders before consummation of the Transaction and the rights of StoneCo shareholders after consummation of the Transaction. These differences in shareholder rights result from the differences between the respective constitutional documents of StoneCo and Linx and the applicable governing law. The following summary does not include a description of rights or obligations under the U.S. federal securities laws, Brazilian securities laws, Novo Mercado Rules or Nasdaq listing requirements or standards.

The following summary is not a complete statement of the rights of the shareholders of StoneCo or the shareholders of Linx or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the Companies Law, the Brazilian Corporation Law, CVM rulings, the Novo Mercado Rules and StoneCo’s and Linx’s constitutional documents, which you are urged to read carefully.

The form of the StoneCo Articles of Association is incorporated herein by reference. Linx has filed with the SEC its constitutional documents and will send copies of these documents to you, without charge, upon your request. For additional information, please see the section of this prospectus entitled “Where You Can Find More Information” of this prospectus.

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)
Authorized Share Capital

StoneCo’s authorized share capital is U.S.$50,000 divided into 630,000,000 shares of a par value of U.S.$0.000079365 each.

The Amended and Restated Articles of Association of StoneCo (the “StoneCo Articles of Association”) authorize two classes of common shares: the StoneCo Class A Common Shares, and the StoneCo Class B Common Shares. Any holder of StoneCo Class B Common Shares may convert his or her shares at any time into StoneCo Class A Common Shares on a share-for-share basis.

The authorized but unissued shares are presently undesignated and may be issued by the board of directors of StoneCo as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

As of December 31, 2019, 178,681,714 Class A common shares and 98,678,252 Class B common shares were issued, fully paid and including 6,870 Class A common shares in treasury.

Linx’s share capital is R$645,447,005.42 divided into 189,408,960 common shares, registered, book-entry, with no par value.

Pursuant to the bylaws of Linx in effect as of the date of this registration statement (the “Linx Bylaws”), Linx’s share capital must be comprised exclusively of common shares. Linx is authorized to increase the share capital up to a limit of 70,000,000 common shares registered, book-entry, with no par value, irrespective of any amendment to the Linx Bylaws, upon resolution of the Linx board of directors.

On December 31, 2019, there were 179,539,188 Linx Common Shares issued and outstanding (excluding 9,869,772 Linx Common Shares held in treasury), and there were 13,358,978 ADSs outstanding, representing 7.4% of the outstanding Linx Common Shares.

Shareholders’ Voting Rights
Each StoneCo Class A Common Share shall entitle the holder to one vote on all matters subject to a vote at general meetings of StoneCo, and each StoneCo Class B Common	Each common share shall grant the right to one vote in the resolutions of the Linx shareholders meetings.

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)

Share shall entitle the holder to 10 votes on all matters subject to a vote at general meetings of StoneCo.

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every Member (as defined by the Companies Law) (each a “Member”) present in person or by proxy or, in the case of a Member being a corporation, by its duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his or her name in the StoneCo register of Members, (each StoneCo Class B Common Share shall entitle the holder to 10 votes on all matters subject to a vote at StoneCo general meetings) provided that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every Member who is present in person (or, in the case of a Member being a corporation, by its duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a Member which is a Clearing House or its nominee(s), each such proxy shall have one vote on a show of hands. On a poll, a Member entitled to more than one vote need not use all his or her votes or cast all the votes he or her does use in the same way.

Other than the exceptions provided for in the Linx Bylaws, the Brazilian Corporation Law or the Novo Mercado Rules, as the case may be, the affirmative vote of Linx shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by a proxy at a shareholders’ meeting is required to approve any matter. Abstentions are not taken into account. However, the affirmative vote of Linx shareholders representing at least 50% of the Linx issued and outstanding voting capital is required to approve certain enumerated matters.

A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting. Such proxy must be a shareholder, a Linx director or officer, a lawyer or a financial institution. An investment fund must be represented by its manager or a proxy.

Structure of Board of Directors

The StoneCo Articles of Association provide that, unless otherwise determined by a special resolution of shareholders (requiring a two-thirds of those in attendance majority vote), the board of directors of StoneCo will be composed of five to eleven directors, with the number being determined by a majority of the directors then in office.

Each director shall be appointed and elected for such terms as the resolution appointing him or her may determine or until his or her death, resignation or removal, subject to any applicable provision set forth in the StoneCo Articles of Association.

A StoneCo director is not required to hold any shares in StoneCo by way of qualification nor is there any specified upper or lower age limit for directors either for accession to or retirement from the board.

Pursuant to the Linx Bylaws, the Linx board of directors must consist of a minimum of five and a maximum of eleven members, including one chairman and one vice-chairman, who may or may not be Linx shareholders.

The members of the Linx board of directors are elected at a general shareholders’ meeting and serve a term of up to two years. They may be reelected, and they are subject to removal at any time by the Linx shareholders. The members of the Linx board of directors must remain in office until their successor is elected and takes office.

According to the Rules of the Novo Mercado, at least two or 20%, whichever is greater, of the members of the Linx board of directors must be independent members.

Chairman
If the Founding Shareholders (as defined in the StoneCo Articles of Association) of StoneCo (the “StoneCo Founding Shareholders”) hold at least 50% of all voting powers of the Members, they may elect and appoint a Chairman and Vice-Chairman. If the StoneCo Founding Shareholders do not have such voting power, then the StoneCo board of directors shall appoint the Chairman and Vice-Chairman.	The Board of Directors shall have one Chairman and one Deputy Chairman, both elected by a majority of votes of the members attending the Linx shareholders meeting, provided that the positions of Chairman of the Linx board of directors and Chief Executive Officer of Linx may not be held by the same person.
Shareholder’s Derivative Actions

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

The Brazilian Corporation Law provides that any shareholder that has suffered direct losses may individually file judicial proceedings against the company or its directors. The Brazilian Corporation Law also authorizes derivative actions against the company’s directors. Once the shareholders’ meeting resolves to file a derivative lawsuit, if the lawsuit has not been initiated within three months following this resolution, any shareholder

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)

In principle, StoneCo would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on StoneCo’s behalf in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that it has a good case against the defendant, and that it is proper for the shareholder to continue the action rather than the board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

(i)    a company is acting or proposing to act illegally or beyond the scope of its authority;

(ii)   the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

(iii)  those who control the company are perpetrating a “fraud on the minority.”

In general, claims against a company by its members must be based on the general laws of contract or tort applicable in the Cayman Islands or be based on a potential violation of their individual rights as members as established by a company’s memorandum and articles of association.

may do so on behalf of the company. If the shareholders’ meeting votes against filing a derivative lawsuit, shareholders representing at least 5% of the company’s capital stock are entitled to file such lawsuit, notwithstanding the voting result.

Further, the Brazilian Corporation Law provides that shareholders representing at least 5% of the company’s capital stock may bring claims against the controlling shareholder to recover damages caused by the breach of its fiduciary duties.

The Brazilian Corporation Law permits a wide variety of bases for shareholder lawsuits. For example, shareholders are entitled to file lawsuits to:

(i)     void the act of incorporation of the company (limitation period of one year);

(ii)    void decisions taken by irregular meetings (limitation period of two years);

(iii)   claim civil liabilities against experts and capital subscribers (limitation period of one year);

(iv)  claim the payment of dividends (limitation period of 3 years, calculated as from the date on which such dividends were made available to the shareholder);

(v)   claim civil liabilities against the founders, shareholders, managers, liquidators, auditors or controlling companies, in the case of violation of the law or by-laws (limitation period of 3 years); and

(vi)  claims against the company for whatever reason (limitation period of 3 years).

As prescribed by CVM Instruction No. 627, dated June 22, 2020, the threshold to file either a derivative action against the company’s directors or a claim against the controlling shareholder for the breach of its fiduciary duties, considering Linx’s current capital, is of 4% of Linx’s voting capital stock.

Approval of Mergers and Business Combinations
The StoneCo Articles of Association provide that, subject to the Companies Law and the rules of any applicable stock exchange, StoneCo will, with the approval of a special resolution (requiring a two-thirds of those in attendance majority vote), have the power to merge or consolidate with one or more constituent companies, upon such terms as the StoneCo directors may determine, provided that any such merger or consolidation shall require the consent of the StoneCo Founding Shareholders.	The affirmative vote of shareholders representing at least 50% of Linx’s issued and outstanding voting capital is required to approve any merger into or consolidation with another company.
Cumulative Voting
As permitted under Cayman Islands law, the StoneCo Articles of Association do not provide for cumulative voting.

The Brazilian Corporate Law permits the adoption of cumulative voting upon a request by shareholders representing at least 10% of Linx’s voting capital, according to which each share receives a number of votes corresponding to the number of members of the Linx board of directors. The shareholders holding, individually or jointly, at least 15% of the Linx Common Shares are entitled to vote separately to appoint one director. As prescribed by CVM Instruction No. 282, dated June 26, 1998, the threshold to trigger cumulative voting rights may vary from 5% to 10% of the total voting capital stock. Taking into consideration Linx’s current capital, Linx shareholders representing 5% of Linx’s voting capital stock may request the adoption of cumulative voting to elect the members of the Linx board of directors. If cumulative voting is

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)
not requested, the Linx board of directors shall be elected by the majority vote of the holders of Linx Common Shares, in person or represented by a proxy. The Linx directors are elected by Linx’s shareholders at an annual shareholders meeting for a term of up to two years.
Nomination and Appointment of Directors

Subject to the StoneCo Articles of Association, directors are elected by an ordinary resolution of the StoneCo shareholders. Notwithstanding the foregoing, for so long as the StoneCo Founding Shareholders hold any shares, the StoneCo Founding Shareholders, collectively, shall be entitled to nominate a certain number of designees to the StoneCo board of directors for a specific term, as set forth in the StoneCo Articles of Association. The StoneCo Founding Shareholders may in like manner remove such director(s) appointed by them and appoint replacement director(s).

The StoneCo Articles of Association provide that from and after the date on which the StoneCo Founding Shareholders (and/or their respective affiliates) no longer constitute a group that beneficially owns more than 50% of StoneCo’s outstanding voting power on the classifying date, the StoneCo directors shall be divided into three classes designated Class I, Class II and Class III. Each StoneCo director shall serve for a term ending on the date of the third annual general meeting of the StoneCo shareholders following the annual general meeting of the StoneCo shareholders at which such director was elected as subject to the provisions of the StoneCo Articles of Association. The StoneCo founding directors shall be allocated to the longest duration classes unless otherwise determined by the StoneCo Founding Shareholders.

Election and removal of members of the Linx board of directors shall be approved exclusively by Linx shareholders meeting.

According to the Novo Mercado Regulations, at least two or 20%, whichever is greater, of the members of the Linx board of directors must be independent directors. As defined in the Novo Mercado Regulations, in addition to a case-by-case analysis of its relationship to the company, an independent director cannot:

(1) be a direct or indirect controlling shareholder of Linx;

(2) have its voting rights at meetings of the board be bound by the terms of a shareholders’ agreement; and

(3) be a spouse or a second-degree or closer relative of a controlling shareholder, manager of the company or manager of the controlling shareholder; and

(4) have been an employee or director of Linx or of its controlling shareholder during the previous three years.

Removal of Directors and Vacancies

Each StoneCo director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed for the appointment of the director, until the earlier of his or her death, resignation or removal. StoneCo directors appointed by the StoneCo board of directors hold office until the next annual general meeting. The StoneCo Articles of Association do not include a mandatory retirement age for directors. The current StoneCo directors hold office until the next annual general meeting.

Before the expiration of his or her term of office, a director may only be removed for cause by ordinary resolution in accordance with the provisions of the StoneCo Articles of Association, subject to specific provisions in respect of the StoneCo founding directors. Cause means, in relation to a director, the occurrence of any of the following events: (a) the person’s conviction by final judgment issued by a competent court or declaration of guilt before a competent court with respect to any offense considered an intentional crime or punishable by detention, or a torpid act, intentional fraud, improbity, theft or anti-ethical business conduct in the jurisdiction involved; (b) fraud, theft, financial dishonesty, misappropriation or embezzlement of funds by the person, whether before or after the date of his or her election, that adversely affects StoneCo; (c) breach or

Linx directors may be reelected, and they are subject to removal at any time by the Linx shareholders. The members of the Linx board of directors must remain in office until their successor is elected and takes office.

In the case of vacancy, temporary incapacity or absence of any member of the Linx board of directors and its relevant alternate, certain provisions of the shareholders agreement and the following provisions shall be applicable:

•      In the case of vacancy of any member of the Linx board of directors and its relevant alternate, the remaining members of the Linx board of directors shall appoint a substitute that shall serve until the first shareholders meeting and such member, if confirmed by such shareholders meeting, shall complete the term of office of the substituted member.

•      In the case of temporary incapacity or absence of any member of the Linx board of directors and its relevant alternate, the impaired or absent member of the Linx board of directors shall appoint, among the other members of the Linx board of directors, a representative, and such substitution shall continue during the impairment period, which, if more than ninety days, shall be deemed a vacancy.

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)

wilful misconduct by the person in the performance of its obligations, including, among others, (i) uninterrupted or repeated omission or refusal to perform the obligations and duties established in the StoneCo Articles of Association or in the applicable laws, (ii) incapacity, by the person, to comply with the obligations and duties as a result of an alcohol or drug addiction; or (d) willful misconduct that causes material damages to or that adversely affects StoneCo’s financial situation or commercial reputation.

Subject to certain exceptions, vacancies on the StoneCo board of directors (arising other than upon the removal of a director by an ordinary resolution) can be filled by the remaining Director(s) (notwithstanding that the remaining Director(s) may constitute fewer than the required number of directors). Any such appointment shall be as an interim director to fill such vacancy until the earlier of (i) the appointment of a new director or (ii) the next annual general meeting of Members (and such appointment shall terminate at the commencement of the annual general meeting).

•      In the case of vacancy of the Chairman of the Linx board of directors, the Deputy Chairman may substitute him/her regardless of any formality. In case of temporary incapacity or absence of the Chairman and the Deputy Chairman, the Chairman or the Deputy Chairman shall appoint a member Linx board of directors as a substitute.

•      In the case of certain temporary incapacity or absence, the representative shall act, including or the effects of voting in meetings of the Linx board of directors, for its own account and on behalf of the represented member of the Linx board of directors.

Executive Officers

StoneCo’s executive officers are primarily responsible for the day-to-day management of StoneCo’s business and for implementing the general policies and directives established by the StoneCo board of directors. The StoneCo board of directors is responsible for establishing the roles of each executive officer.

The StoneCo Articles of Association provide that the StoneCo board of directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the StoneCo board of directors may think fit. Unless otherwise specified in the terms of his or her appointment, an officer may be removed by the StoneCo board of directors.

Linx’s executive officers are Linx’s legal representatives and are principally responsible for Linx’s day-to-day management and for implementing the policies and general guidelines established by the Linx board of directors. According to the Brazilian Corporate Law, all of Linx’s officers must be residents of Brazil and may or may not be shareholders of Linx. In addition, a maximum of one-third of Linx’s directors may also serve as Linx’s executive officers.

Linx’s executive officers are elected at a meeting of the Linx board of directors for two-year terms, reelection being permitted. The Linx board of directors may elect to remove Linx’s executive officers at any time.

According to the Linx Bylaws, Linx must have a minimum of two and a maximum of ten executive officers, each of whom must be a resident of Brazil, as required by law, but need not own any Linx shares. In accordance with the Novo Mercado Regulations, prior to taking office, Linx’s executive officers are required to sign an instrument of adherence to Novo Mercado Regulations.

Fiscal Council

The organizational documents of StoneCo do not provide for a fiscal council.

Under the Companies Law, there is no requirement to have a fiscal council. The StoneCo Articles of Association provide that, subject to applicable law and the listing rules of any designated stock exchange, the directors may delegate any of their powers to any committee (including, without limitation, an audit committee and compensation committee), consisting of one or more directors.

Under the Brazilian Corporate Law, the fiscal council (conselho fiscal) is an optional, non-permanent corporate governance body that, if constituted, must be independent from a company’s management and its external independent auditors. As such, it may not include members of the Linx board of directors or executive officers or their spouses or relatives. In addition, a company’s fiscal council may not include employees of that company’s subsidiaries or of any entity that participates in its management.

The primary responsibility of the fiscal council is to review management’s activities and financial statements and to report its findings to shareholders. Members of a company’s fiscal council are entitled to at least 10% of the average compensation paid to that company’s executive officers, excluding benefits, representation fees and profit sharing.

Any fiscal council must be appointed at a Linx shareholders’ meeting upon the request of Linx shareholders representing at least 10% of the outstanding Linx Common Shares, and its

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)

term ends at the first annual Linx shareholders meeting following its creation. The request to establish a fiscal council can be submitted during any Linx shareholders’ meeting, at which time the elections of members of the fiscal council would occur.

According to the Linx Bylaws, Linx’s fiscal council may consist of three members and an equal number of alternates, all of whom must be residents of Brazil.

Committees

The board of directors of StoneCo may delegate any of its powers to committees consisting of such director(s) or other person(s) as the StoneCo board of directors thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the StoneCo board of directors.

The StoneCo board of directors has two standing committees: the audit committee and the compensation committee. In addition, StoneCo has established two additional committees to assist the StoneCo board of directors in a consultative capacity: the advisory committee and the finance committee. The advisory committee, which is comprised of board members, executives and other advisors, has been formed for the purpose of assisting management with its long-term strategy discussions, sourcing and evaluating business opportunities and devising plans and strategies to optimize the growth of StoneCo’s business. The finance committee, comprised of board members, executives and other advisors, has been formed for the purpose assisting management with assessing and managing market risks, liquidity risks, capital allocation decisions and other strategies and goals relating to StoneCo’s financial position.

At Linx’s general shareholders’ meeting held on December 4, 2012, Linx approved the creation of a statutory audit committee and a personnel committee. In August 2016, Linx’s board of directors created a strategy committee.

Linx’s statutory audit committee consists of a minimum of three members elected by the Linx board of directors for a term of up to two years. Linx’s statutory audit committee has certain advisory functions, as set out in its charter. Linx’s statutory audit committee meets whenever necessary.

Linx’s personnel committee consists of a maximum of four members elected by the Linx board of directors, with a term of up to two years each. Linx’s personnel committee aims to develop policies and guidelines regarding the remuneration of Linx’s directors and officers, pursuant to its charter. Linx’s personnel committee meets whenever necessary.

The strategy committee supports the Linx board of directors in matters relating to corporate strategies and mergers and acquisitions.

Annual Meetings of Shareholders

As a Cayman Islands exempted company, StoneCo is not obligated by the Companies Law to call annual general meetings; however, the StoneCo Articles of Association provide that StoneCo must hold an annual general meeting each year (other than the year of adoption of the StoneCo Articles of Association). Such meeting must be held at least once every calendar year and take place at such place as may be determined by the StoneCo board of directors from time to time.

Holders of StoneCo Class A Common Shares and holders of StoneCo Class B Common Shares have the right to receive notice of, attend, speak and vote at general meetings of StoneCo.

The Brazilian Corporation Law requires corporations to hold an annual general meeting of shareholders within four months following the end of the fiscal year to deliberate on the following matters:

(i)       management accounts and year-end financial statements;

(ii)      allocation of the net profits for the fiscal year and distribution of dividends;

(iii)     election of managers and members of the fiscal council, if any, and associated remuneration; and

(iv)     approval of the annual monetary adjustment to the capital stock.

Pursuant to the Linx Bylaws, Linx holds annual shareholders meetings within the four months following the end of the fiscal year, in order to (i) review the accounts of the management, examine, discuss and vote the financial statements; (ii) resolve on the allocation of the net profit of the fiscal year and distribution of dividends; and (iii) elect the members of the Linx board of directors and the Fiscal Council, as necessary.

Special Meetings of Shareholders

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)
The StoneCo Articles of Association provide that the directors may, whenever they think fit, convene an extraordinary general meeting, and also provide that for as long as the founding shareholders collectively hold 50% of all of the voting powers of the shareholders, then shareholders who collectively hold a majority of all of the voting power of the shareholders are entitled to request the directors to convene an extraordinary general meeting of the company.	A special shareholders’ meeting may be held at any time, including concurrently with the annual shareholders’ meeting.
Notice of Shareholder Meetings

A StoneCo annual general meeting shall be called upon at least 21 days’ (and not less than 20 business days’) notice in writing, and any other general meeting shall be called upon at least 14 days’ (and not less than 10 clear business days’) notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and, in the case of special business, the general nature of that business.

Except where otherwise expressly stated, any notice or document (including a share certificate) to be given or issued under the StoneCo Articles of Association shall be in writing, and may be served by StoneCo on any Member personally, by post to such Member’s registered address or (in the case of a notice) by advertisement in the newspapers. StoneCo will give notice of each general meeting of shareholders by publication on the StoneCo website and in any other manner that StoneCo may be required to follow in order to comply with Cayman Islands Law, the applicable stock exchange rules and SEC requirements.

Subject to the Companies Law and the applicable stock exchange rules, a notice or document may also be served or delivered by StoneCo to any Member by electronic means.

Although a StoneCo general meeting may be called by shorter notice than as specified above, every StoneCo general meeting may be deemed to have been duly called if it is so agreed by all of StoneCo’s Members entitled to attend and vote at such meeting.

Pursuant to the Brazilian Corporate Law, all of Linx’s general shareholders’ meetings must be called by means of at least three publications in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo), and in O Estado de São Paulo. The first notice must be published no later than 30 days before the date of the meeting, and the second, no later than eight days before the date of the meeting.

The CVM may also, upon the request of any Linx shareholder, suspend for up to 15 days the process of calling for a particular special shareholders’ meeting in order to understand and analyze the proposals to be submitted at the meeting. In any event, notices of Linx shareholders’ meetings must include the place, date, time and the agenda of the meeting and, in certain cases, a detailed description of the matters to be discussed.

Quorum at Shareholder Meetings

The quorum for a general meeting is one or more StoneCo shareholders holding not less than one-third in aggregate of the voting power of all StoneCo shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights, the necessary quorum is persons holding or representing by proxy not less than two-thirds of the issued StoneCo shares of the applicable class.

The StoneCo Articles of Association provide that no business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting. One or more StoneCo shareholders holding not less than one-third in aggregate of the voting power of all StoneCo shares in issue and entitled to vote, present in

As a general rule, the Brazilian Corporate Law provides that a quorum for purposes of convening a shareholders’ meeting shall consist of shareholders representing at least 25% of a company’s issued and outstanding voting capital stock on the first call, and if that quorum is not reached, quorum consists of shareholders representing any percentage of the voting capital stock on the second call.

Other than certain exceptions provided for in the Linx Bylaws, the Brazilian Corporation Law or the Novo Mercado Rules, as the case may be the affirmative vote of shareholders representing at least the majority of the issued and outstanding Linx Common Shares present in person or represented by a proxy at a Linx shareholders’ meeting is required to approve any matter. Abstentions are not taken into account. However, the affirmative vote of Linx shareholders representing at least 50% of Linx’s issued and outstanding voting capital is required to approve the following:

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)
person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall represent a quorum.

•      a change in Linx’s corporate purpose;

•      a reduction in the percentage of minimum mandatory dividends to be distributed to the Linx shareholders;

•      any merger into or consolidation with another company;

•      any spin-off of Linx’s assets;

•      Linx’s participation in a centralized group of companies (as defined by the Brazilian Corporate Law);

•      application for cancellation of any voluntary liquidation;

•      Linx’s dissolution; and

•      merging all Linx Common Shares into another company.

In the case of Brazilian publicly held corporations with a significant free float, if the prior shareholders’ meetings of Linx were attended by Linx common shareholders representing less than 50% of its total voting capital stock, the CVM may authorize a reduction of such quorum.

Shareholder Action by Written Consent
The StoneCo Articles of Association provide that an ordinary or special resolution may be approved in writing by all shareholders entitled to vote at a general meeting of the company.	The Brazilian Corporation Law requires shareholders’ meetings to be held live, virtually or both live and virtually. Remote voting is also permitted for shareholders of publicly held companies. Publicly held companies are required to offer remote voting in connection with annual shareholders’ meetings, any shareholders’ meeting taking place on the same date as the annual meeting or any other shareholders’ meeting that will resolve on the election of board members or fiscal council members.
Mandatory Tender Offer
The StoneCo Articles of Association do not require a mandatory tender offer.

Other than the general tender offer modalities set forth in CVM regulation applicable to publicly-held companies such as Linx, the listing rules of the Novo Mercado provide that a change of control of Linx resulting from a transaction or a series of transactions is subject to the condition that a mandatory tender offer for all of the Linx shares is launched by the acquirer. The tender offer must bear the same terms and conditions of the transaction effecting the change of control and must comply with the terms and conditions under applicable law and the listing rules of the Novo Mercado.

In the event of an indirect change of control, the acquirer must disclose the value assigned to Linx for the purpose of defining the price of the tender offer, as well as the assumptions and calculations underlying such valuation.

Also, as indicated above, the MTO provided for in Article 43 of the bylaws of Linx, the waiver of which is part of the Transaction Proposal, provides that any shareholder or person that acquires or becomes the holder of an equity stake in Linx representing 25% or more of the Linx Shares is required to launch a tender offer to acquire all of the remaining Linx Shares in accordance with the provisions of the applicable regulations of the CVM, Novo Mercado Rules and Linx’s bylaws. The MTO is required to be made within 60 days from

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)
the date of the event on which title to the qualifying equity stake is acquired.
Related Party Transactions
StoneCo’s related person transaction policy states that any related person transaction must be approved or ratified by StoneCo’s audit committee, the StoneCo board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, StoneCo’s audit committee, the StoneCo board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation (i) the commercial reasonableness of the terms of the transaction, (ii) the benefit and perceived benefit, or lack thereof, to StoneCo, (iii) opportunity costs of an alternate transaction, (iv) the materiality and character of the related person’s direct or indirect interest and (v) the actual or apparent conflict of interest of the related person. StoneCo’s audit committee, the StoneCo board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, StoneCo’s best interests and the best interests of StoneCo’s shareholders.

In accordance with the Brazilian Corporate Law and the Linx Bylaws, decisions with respect to related party transactions are made by the Linx shareholders or Linx’s statutory audit committee and the Linx board of directors, as the case may be. No director may participate in deliberations with respect to any transaction in which such director has a conflict of interest with Linx.

In accordance with Linx’s related transaction policy, Linx’s statutory audit committee reviews potential material related party transaction. In addition, Linx’s statutory audit committee is responsible for: (i) evaluating the counterparty selection process and the conditions for contracting any relevant transaction with related parties; (ii) approving in advance the execution of any relevant transaction with related parties; and (iii) subsequent to approving the transaction, submitting the approved transactions to the Linx board of directors. Linx need not submit to the Linx statutory audit committee intra-group related party transactions, such as transactions between Linx and a subsidiary.

Members of the Linx statutory audit committee who are party to a potential related party transaction will not be able to review and approve such transaction as a result of a potential conflict of interest. Members of the Linx statutory audit committee will be required to recuse themselves and will not be able to participate in meetings where the applicable related party transaction is discussed.

Linx’s Chief Financial Officer is required to prepare quarterly reports, which include information regarding related party transactions. The quarterly reports are submitted to the Linx statutory audit committee.

Appraisal and Dissenters’ Rights

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place by way of a scheme of arrangement.

Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Cayman Islands Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period thereafter, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Cayman Islands Grand Court but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion. An application may be made by a dissenting shareholder to the Grand Court for an order that the transfer

Any of the Linx shareholders who disagree with certain decisions made in a shareholders’ meeting have the right to withdraw from Linx and receive reimbursement for the value of their shares.

Pursuant to the Brazilian Corporate Law, the right of withdrawal may be exercised under the following circumstances:

•      any spin-off in the circumstances described below;

•      a reduction of Linx’s minimum mandatory dividends;

•      a change in Linx’s corporate purpose;

•      the merger of shares involving Linx, in accordance with article 252 of the Brazilian Corporate Law;

•      Linx’s participation in a corporate group (as defined in the Brazilian Corporate Law);

•      the acquisition by Linx of the control of another company for a price that exceeds the limits established in paragraph two of article 256 of the Brazilian Corporate Law;

•      a change in Linx’s corporate form; or

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)
of the shares be made otherwise than on the terms of the offer.

•      Linx’s merger into or consolidation with another company.

However, under the Brazilian Corporate Law, a spin-off will not trigger withdrawal rights, unless it:

•      causes a change in Linx’s corporate purpose, except if the assets and liabilities spun off were transferred to a company whose primary activities are consistent with Linx’s corporate purpose;

•      reduces Linx’s minimum mandatory dividends; or

•      results in Linx’s participation in a centralized group of companies (as defined in the Brazilian Corporate Law).

In cases involving (1) Linx’s merger into or consolidation with another company, or (2) Linx’s participation in a corporate group (as defined in the Brazilian Corporate Law), the Linx shareholders will not be entitled to withdrawal rights if the Linx shares:

•      are “liquid,” meaning they are part of the B3 Index or other stock exchange index (as defined by the CVM), and

•      are widely held, such that Linx’s controlling shareholders or their affiliates hold less than 50% of the Linx shares.

The right to withdraw expires 30 days after publication of the minutes of the relevant Linx shareholders’ meeting. In addition, Linx is entitled to reconsider any action that may give rise to withdrawal rights for ten days after the expiration of this period if Linx deems that the payment of the redemption amount to the dissenting shareholders would jeopardize Linx’s financial stability.

Upon the exercise of withdrawal rights, Linx shareholders are entitled to receive the net worth of their Linx shares, based on Linx’s most recent statement of financial position approved by the Linx shareholders. If the resolution giving rise to the withdrawal rights is made later than 60 days after the date of Linx’s most recent approved statement of financial position, the shareholder may demand, together with the redemption, that his or her Linx Common Shares be valued according to a new statement of financial position dated no more than 60 days before the resolution date. In this case, Linx must immediately pay 80% of the net worth of the Linx shares, calculated on the basis of the most recent statement of financial position approved by the Linx shareholders, and the balance must be paid within 120 days after the date of the resolution of the Linx shareholders’ meeting.

Shareholder Information Rights

Shareholders of a Cayman Islands exempted company (such as StoneCo) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders.

The StoneCo Articles of Association provide that the directors may from time to time determine whether, to what extent, at what times and places and under what conditions or regulations the accounts and books and corporate records of StoneCo or any of them shall be

Under the Brazilian Corporation Law, shareholders have the right to:

(i)    request copies of the minutes of general meetings and resolutions of Linx;

(ii)   receive copies of support documents for resolutions in annual or extraordinary general shareholders’ meetings (i.e., management and auditors’ reports and statements of financial position); and

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)

open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right of inspecting any account or book or document of StoneCo except as conferred by applicable law, the listing rules of any designated stock exchange or authorised by the directors.

(iii) receive certificates of corporate books if a certain share ownership threshold is met.
Amendments of Constituent Documents
Subject to the Companies Law and the StoneCo Articles of Association, the StoneCo Articles of Association may only be altered or amended, and StoneCo’s name may only be changed, with the sanction of a special resolution together with the consent of the StoneCo founder shareholders as set forth in the StoneCo Articles of Association. Except with respect to share capital, alterations to the StoneCo Articles of Association may only be made by special resolution of the StoneCo shareholders (requiring a two-thirds of those in attendance majority vote).	Amendment of the Linx Bylaws requires approval by an extraordinary shareholders’ meeting.
Indemnification of Directors and Officers & Limitation on Personal Liability of Directors and Officers
The Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The StoneCo Articles of Association provide that StoneCo shall indemnify and hold harmless StoneCo’s directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of StoneCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning StoneCo or its affairs in any court whether in the Cayman Islands or elsewhere. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to StoneCo’s directors, officers or persons controlling StoneCo under the foregoing provisions, StoneCo has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Subject to certain exceptions, Linx may, directly or through any of its subsidiaries, enter into indemnity agreements with the members of the Linx board of directors, of any advisory committees, of its Executive Board or of its direct and indirect subsidiaries, and all other employees with management powers in Linx and/or any of its direct or indirect subsidiaries (jointly or separately “Linx Beneficiaries”), in the event of any damage or loss actually suffered by the Linx Beneficiaries as a result of the regular exercise of their duties at Linx, without prejudice to the contracting of a specific insurance contract in favor of such beneficiaries.

The indemnity agreement may provide for the advance of expenses by Linx to its Beneficiaries, in order to safeguard the defense in judicial and administrative proceedings, arising from acts performed in the regular exercise of their duties in Linx or its direct or indirect subsidiaries, according to the conditions established in the indemnity agreement.

The indemnity value in the indemnity agreement shall not exceed the greater of (i) the limit provided in Linx’s D&O insurance policy in effect at the time of the indemnity agreement or (ii) U.S.$50,000.000.00. The indemnity agreement will have a five-year term from the termination of the Beneficiary’s contractual relationship with Linx or its direct or indirect subsidiaries.

Linx has obtained insurance coverage with Zurich Minas Brasil Seguros S.A. to protect its directors and officers against civil liabilities incurred by them while exercising their corporate functions during the coverage period. Under the terms of this D&O insurance policy, the insurer will cover up to R$70 million in damages as determined by judicial or arbitral decisions as well as private settlements approved by the insurer. The insurance policy currently in effect expires on August 30, 2020 and excludes coverage for damages resulting from willful misconduct, fraud or severe negligence on the part of the Linx directors and officers.

Preemptive Rights
The StoneCo Class A Common Shares and StoneCo Class B Common Shares of StoneCo are not entitled to preemptive rights upon transfer.

The Linx shareholders have a general preemptive right (subject to certain exceptions) to subscribe to shares in any capital increase in proportion to their shareholding at the time of such capital increase. While the Linx shareholders also have

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)

a general preemptive right to subscribe to any debenture convertible into Linx Common Shares and subscription warrants that Linx may issue, no preemptive rights apply to actual conversions of debentures, acquisitions of shares resulting from the exercise of subscription warrants and granting of call options and issuance of shares as a result of their exercise. A period of at least 30 days following the publication of the notice of the capital increase or issuance of convertible debentures or subscription warrants is allowed for the exercise of the preemptive right. Shareholders may waive their preemptive rights.

However, pursuant to the Brazilian Corporate Law and the Linx Bylaws, the Linx board of directors is authorized to exclude preemptive rights or reduce their exercise period with respect to the issuance of new shares, convertible debentures and subscription warrants, up to the limit of the authorized stock capital, if the distribution of those shares, debentures or warrants is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company.

Dividends

Under the Companies Law and StoneCo’s Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Pursuant to the StoneCo Articles of Association, dividends can be declared and paid out of funds lawfully available to StoneCo, which include the share premium account.

Subject to rights and restrictions attached to any StoneCo shares, the StoneCo directors may from time to time declare dividends (including interim dividends) and other distributions on StoneCo shares in issue and authorize payment of the same out of the funds of StoneCo lawfully available therefor.

Subject to the rights and restrictions attached to any StoneCo shares, StoneCo by ordinary resolution of the StoneCo shareholders may declare dividends, but no dividend may exceed the amount recommended by the StoneCo board of directors.

The Brazilian Corporate Law requires that the bylaws of a Brazilian corporation specify a minimum percentage of income available for the annual distribution of dividends, known as the mandatory dividend, which must be paid to shareholders either as dividends or interest on equity.

Pursuant to the Brazilian Corporate Law and the Linx Bylaws, at least 25.0% of Linx’s adjusted net income should be allotted for the distribution and payment of the mandatory dividend to the Linx shareholders. Linx’s net income for this purpose is adjusted by reducing net income allocated to Linx’s legal reserve and other reserves, and by increasing net income by any reversals of the reserves.

While Linx is required under the Brazilian Corporate Law to pay a mandatory distribution every year, Linx is also allowed to suspend the mandatory distribution of dividends if the Linx board of directors reports to Linx’s annual shareholders’ meeting that the distribution would be inadvisable given Linx’s financial condition. In addition, Linx’s management must submit a report setting out the reasons for the suspension to the CVM. Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as soon as the financial condition of Linx permits such payments.

The mandatory dividend is based on a percentage of adjusted net income in each fiscal year, to be not less than 25%, rather than a fixed amount per share. According to the Linx Bylaws, at least 25% of Linx’s net income for the fiscal year, calculated in accordance with the Brazilian Corporate Law and Brazilian GAAP, should be distributed as a mandatory annual dividend.

Repurchases and Redemptions

The Companies Law and the StoneCo Articles of Association permit StoneCo to purchase its own shares, subject to certain restrictions. The StoneCo board of directors may only exercise this power on behalf of StoneCo, subject to the Companies Law, the StoneCo

According to the Brazilian Corporate Law, Linx may redeem its shares subject to the approval of the Linx shareholders at a special shareholders’ meeting, where Linx shareholders representing at least 50% of the Linx shares that would be

StoneCo (a Cayman Islands exempted company with limited liability)	Linx (a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil)

Articles of Association and any applicable requirements imposed by the SEC and the applicable stock exchange on which StoneCo securities are listed.

StoneCo may issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of StoneCo or the Member on such terms and in such manner as the StoneCo directors may, before the issuance of the shares, determine.

affected approve it. Redemption can be paid with Linx’s profits, profit reserves or capital reserve.

Regulatory Matters

Closing of the Transaction is subject to regulatory approval by the CADE and satisfaction of other conditions precedent, as required under the terms of the Association Agreement, having been obtained or received. Linx, STNE, DLP, Linx’s Founding Shareholders and StoneCo have agreed to cooperate with one another to obtain the approval by the CADE and to prepare any other documents related to the Transaction. Linx and StoneCo are in the process of completing the filing of applications and notifications to obtain the required regulatory approval. The Transaction cannot be consummated until the closing conditions relating to applicable filings and clearances under antitrust laws in Brazil have been satisfied. StoneCo has not yet submitted the Transaction for review by the CADE.

Although StoneCo and Linx believe that they will be able to obtain the requisite approval (and deemed approval) in a timely manner, neither StoneCo nor Linx can predict when or if they will do so, or if the required approval will contain terms, conditions or restrictions that will adversely affect the Transaction, StoneCo, Linx or their respective subsidiaries after the Transaction are consummated.

For a discussion on the commitments made by StoneCo and Linx in the Association Agreement to obtain the necessary regulatory approval for the Transaction, see the section of this prospectus entitled “The Transaction Documents—The Association Agreement.”

Experts

The consolidated financial statements of StoneCo Ltd. included in StoneCo Ltd. Annual Report (Form 20-F) for the year ended December 31, 2019 have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Linx S.A. included in Linx S.A. Annual Report (Form 20-F) for the year ended December 31, 2019 have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Legal Matters

We were advised as to certain matters of Brazilian law by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and Spinelli Advogados. We were advised as to certain matters of U.S. law by Davis Polk & Wardwell LLP, city of New York, State of New York. The validity of the StoneCo Class A Common Shares offered pursuant to this prospectus and other legal matters as to Cayman Islands law will be passed upon for StoneCo by Maples and Calder.

Enforcement of Civil Liabilities

StoneCo is registered under the laws of the Cayman Islands as an exempted company with limited liability. StoneCo is registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less prescriptive body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Maples and Calder, StoneCo’s counsel as to Cayman Islands law, and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, StoneCo’s counsel as to Brazilian law, have advised that there is uncertainty as to whether the courts of the Cayman Islands or Brazil would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or Brazil against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

StoneCo’s Cayman Islands counsel has informed us that the uncertainty with regards to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

StoneCo’s Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Substantially all of StoneCo’s assets are located outside the United States, in Brazil. In addition, all of the members of StoneCo’s board of directors and all of its officers are residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States, any state in the United States or other jurisdiction outside Brazil.

As a result, two litigation scenarios may arise out of this transaction: (1) a claim being filed outside Brazil; and (2) a claim being filed in Brazil.

(1) A claim filed outside Brazil: In the case of a party filing a lawsuit related, for instance, to the offering within the United States or within any other country; or pursuing the enforcement of a foreign award based on civil liability provisions of the federal securities laws of the United States or the laws of any other country.

StoneCo believes that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. StoneCo believes that a judgment against it, the members of its board of directors or its executive officers obtained in the United States would be enforceable in Brazil upon recognition of that judgment by the Brazilian Superior Court of Justice (Superior Tribunal de Justiga), or STJ. Decisions on interlocutory measures may likewise be enforced in Brazil in accordance with applicable laws. Recognition will occur, according to Article 963 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015, as amended), if the foreign decision:

•	fulfills all formalities required for its enforceability under the laws of the place or jurisdiction in which the decision was rendered;

•	is issued by a court or competent authority of the country in which the judgment is made, after proper service of process on the parties is made in accordance with applicable law, or after sufficient evidence of the parties’ absence has been given, as requested under the laws of the jurisdiction or origin. If the service is made in Brazil, it must comply with the requirements of Brazilian law;

•	is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015, as amended);

•	is final and, therefore, not subject to appeal (res judicata) in the jurisdiction of origin;

•	there is no conflict between the foreign judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•	is duly apostilled by a competent authority of the jurisdiction of origin, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication, or the Hague Convention. If such decision emanates from a country that is not signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate over the place the award is rendered;

•	is accompanied by a sworn translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•	is not contrary to Brazilian national sovereignty, good morals or public policy and does not violate the dignity of the human person (as set forth in Brazilian law).

The judicial recognition process before the Brazilian Court of Justice may be time consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, StoneCo cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil. Upon its recognition by the STJ, the enforcement of the judgment is delegated to a lower federal court.

As established by article 965 of the Brazilian Code of Civil Procedures, after being recognized by the Brazilian Court of Justice the international judgment must be enforced before the competent federal court, at the request of the interested party and in accordance with Brazilian norms. This can also be time and money consuming.

(2) A claim filed in Brazil: StoneCo believes that original actions may be brought in connection with this offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable Brazilian laws and provided that Brazilian courts can assert jurisdiction over the particular lawsuit, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors. The application of a foreign body of law by Brazilian courts may be troublesome, as Brazilian courts consistently base their decisions on domestic law, or refrain from applying a foreign body of law for a number of reasons. Although remote, there is a risk that Brazilian courts, considering relevant case-by-case rationale, may dismiss a petition to apply a foreign body of law and may adopt Brazilian laws to adjudicate the case. In any case, we cannot assure that Brazilian courts will confirm their jurisdiction to rule on such matter, which will depend on the connection of the case to Brazil and, therefore, must be analyzed on a case-by-case basis.

In addition, a plaintiff (whether Brazilian or non-Brazilian) who resides outside Brazil or is outside Brazil during the course of the litigation in Brazil and who does not own real property in Brazil, must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money, except in the case of (1) enforcement on an extrajudicial enforcement instrument (a title that shall be enforced in Brazilian courts without a review on the merits and enables the creditor with the possibility of immediate attachment of assets, or titulo executivo extrajudicial),; (2) enforcement of an award; (3) counterclaims; and (4) an exemption is provided by an international agreement or treaty to which Brazil is a signatory, as set forth under Article 83, 1st paragraph of the Brazilian Code of Civil Procedure.

If proceedings are brought in the courts of Brazil seeking to enforce StoneCo’s obligations with respect to our Class A Common Shares, claim and payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A Common Shares would be expressed in reais.

StoneCo has also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

StoneCo has appointed Cogency Global Inc. as its agent upon whom process may be served in any action brought against it under the securities laws of the United States.

PROSPECTUS

October 5, 2020